As filed with the Securities and Exchange Commission on November 8, 2011
Registration No. 333-176299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

AMENDMENT NO. 1
TO
FORM S-1/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KBS INTERNATIONAL HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Nevada	5600	27-4707604
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Xin Fengge Building
Yupu Industrial Park
Shishi City, Fujian Province 362700
People’s Republic of China
(86) 595 8889 6198
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Capitol Corporate Services, Inc.
800 Brazos, Suite 400
Austin, TX 78701
(800) 345-4647

Copies to:

Thomas M. Shoesmith, Esq.
Louis A. Bevilacqua, Esq.
Joseph R. Tiano, Jr., Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304-1114
(650) 233-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(3)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, $0.0001 par value	3,667,988	$2.57	9,426,730	$1,089.78 (4)

(1)

In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended, based on the last private sales price for shares of common stock of the Registrant as there is currently no public market price for the Registrant’s common stock. Management considered the total number of shares outstanding post offering, estimated market capitalization, forward looking net income, the targeted price-to-earnings ratio and the effect of the current global economic crisis to determine the offering price per share. Accordingly, taking the foregoing factors into consideration, we arrived at the proposed offering price per share, which is the effective price per share paid by the investors in the Registrant’s private placement.

(3)	Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

(4)

The filing fee was calculated by multiplying the increase of $3,112,198 ($9,426,730 minus $6,314,532) in the proposed maximum aggregate offering price by .00011460 for a registration fee increase of $356.66 to the initial registration fee amount for a total registration fee of $1,089.78. $733.12 was previously paid in connection with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated November 8, 2011

3,667,988 Shares

Common Stock, $0.0001 par value
____________________________

This prospectus relates to 3,667,988 shares of common stock of KBS International Holdings Inc. that may be sold from time to time by the selling stockholders named in this prospectus.

We will not receive any proceeds from the sales by the selling stockholders.

Our common stock is not listed on any principal market, nor is it quoted on any securities quotation system. Therefore, there is no reported sales price per share of our common stock as of the date of this prospectus. We intend to apply to list our shares of common stock on a national stock exchange. The selling stockholders will sell our shares at prevailing market prices or at privately negotiated prices.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is , 2011.

You should rely only on the information provided in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and matters set forth under “Risk Factors.”

USE OF TERMS

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

  “we,” “us,” “our,” “our Company,” or “the Company” are to KBS International or, if the context requires, to the combined business of KBS International and its consolidated subsidiaries, Hongri BVI, Roller Rome, Vast Billion, France Cock, Hongri PRC, and Anhui Kai Xin;

  “Anhui Kai Xin” are to Anhui Kai Xin Apparel Co. Ltd., a PRC company;

  “BVI” are to the British Virgin Islands;

  “Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

  “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

  “Hongri BVI” are to Hongri International Holdings, Ltd., formerly known as Wah Ying International Investment Inc., a BVI company;

  “Hongri PRC” are to Hongri (Fujian) Sports Goods Co., Ltd., a PRC limited company;

  “France Cock” are to France Cock (China) Limited, a Hong Kong company;

  “KBS International” are to KBS International Holdings Inc., a Nevada corporation;

  “PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan and the special administrative regions of Hong Kong and Macau;

  “Renminbi” and “RMB” are to the legal currency of China;

  “Roller Rome” are to Roller Rome Limited, a BVI company;

  “Securities Act” refers to the Securities Act of 1933, as amended;

  “SEC” refers to the United States Securities and Exchange Commission;

  “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States; and

  “Vast Billion” are to Vast Billion Investment Limited, a Hong Kong company.

In this prospectus we are relying on and we refer to information and statistics regarding the sportswear industry in China that we have obtained from various cited public sources. Any such information is publicly available for free and has not been specifically prepared for us for use or incorporation in this prospectus or otherwise.

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this prospectus, we refer to Beijing, Shanghai, Guangzhou and Shenzhen as tier one cities, which are the most populous, affluent and competitive cities in the country. Tier two cities are cities that generally meet the following criteria, excluding the four aforementioned tier one cities:

  Gross Domestic Product, or GDP, over RMB 200 billion (US$29 billion);

  GDP per capita over RMB 14,000 (US$2,050);

  Population with permanent residency in urban area over 1 million; and

  Urban area over 100 km2.

Tier three and four cities are the cities that do not meet one or more criteria listed above.

THE COMPANY

Overview

We are engaged in the design, manufacturing, marketing, distribution and sale of fashion sportswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006.

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2010, the suggested retail prices of our products ranged from RMB 50 to RMB 1,280 (approximately $7.50 to $192.50) for our apparel products and RMB 24 to RMB 468 (approximately $3.60 to $70.40) for our accessory products. Our products feature a unique and stylish design that is sportier than typical casual wear, but more fashionable than traditional sportswear, as well as quality fabrics and materials. Since 2006, we have launched 450 collections of new products each year with a different theme to highlight the current trends in sportswear for the season.

Our marketing concept is “French origin, Korean design and made for Chinese.” Our target customers are middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. We have adopted “KBS” as a uniform brand name and image for all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where our products are sold.

We have established a nationwide distribution network covering 16 of China’s 32 provinces and centrally administered municipalities. As of June 30, 2011, this network was comprised of 28 corporate stores owned and operated by us and 112 franchised stores operated by 24 third-party distributors or their sub-distributors. The number of stores has grown significantly in recent years, from 1 corporate store and 7 franchised stores as of December 31, 2006 to 24 corporate stores and 109 franchised stores as of December 31, 2010. In the years ended December 31, 2010 and 2009, sales through our corporate stores accounted for 5% and 28% of our revenues, respectively, and sales through distributors accounted for 90% and 71% of our revenues, respectively. We act as an original equipment manufacturer, or OEM, upon request. Income from such services accounted for 5% and 1% of revenue for the years ended December 31, 2010 and 2009, respectively. By the end of 2012, we plan to increase our corporate stores and franchised stores to 99 and 468, respectively.

Our production facility is located in Taihu City in Anhui Province, China. Our facility has a production capacity of 2 million sportswear items per year. We obtained a one-year lease to this facility in January 2011 and it started production in March 2011, following its relocation from Shishi City, Fujian, China. Our new facility takes advantage of lower labor costs and a more stable labor supply. Prior to its relocation and from 2009, and following its relocation and resumption of operations in March 2011, our facility had operated at full capacity. Since our previous and current temporary production facilities were operating at full capacity, we outsourced approximately 30.9% and 16.2% in the years ended December 31, 2010 and 2009 and approximately 30.3% and 40.7% in the six months ended June 30, 2011 and 2010, respectively, of production of our products in terms of sales volume to PRC-based third party contract manufacturers. We have acquired land use rights to the land adjacent to our current facility consisting of 110,557 square meters to build a new facility, subject to approval for the transfer from the relevant government bureau. Once completed, total production capacity is expected to be 10 million sportswear items per year compared with our current capacity of 2 million per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We intend to take measures to expedite the construction schedule, including extensions to our current rented facilities and hiring additional workers. Once the land resettlement issue has been resolved, we anticipate that construction of the adjacent facility may be completed in approximately 25 months.

We have experienced rapid growth in recent years. For the years ended December 31, 2010 and 2009, we generated total net sales of $38.5 million and $28.2 million, respectively, and a net income of $12.2 million and $9.1 million, respectively. For the six months ended June 30, 2011 and 2010, we generated total net sales of $27.25 million and $16.04 million, respectively, and a net income of $8.17 million and $5.27 million, respectively.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing sportswear industry in China:

  We are well positioned in the differentiated sportswear market

  There is a sizable market for our products

  We have a strong focus on design and product development

  We have a trademarked brand with a growing following in China

  We have an extensive and well-managed nationwide distribution network

  We have an experienced management team

Our Growth Strategies

We intend to further strengthen our market position in the sportswear market in China by implementing the following strategies:

  We plan to open additional stores across China

  We plan to establish additional marketing and branch offices

  We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities

  We plan to expand and build upon our design and product development capabilities

  We plan to expand our production capacity to expand and diversify our product offerings

  We plan to implement an enterprise resource planning, or ERP, system

Our Corporate History and Structure

We were organized under the laws of the State of Nevada on December 20, 2010 under the name Bay Peak 1 Opportunity Corp. From our inception until completion of the reverse acquisition of Hongri BVI discussed in more detail below, we were a shell company with no assets or operations, other than our search for a potential business to acquire.

On March 9, 2011, we completed a round of private equity investment and issued an aggregate of 49,665 shares of our common stock to a number of private investors.

On March 31, 2011, we completed a share exchange with Hongri BVI and its shareholders, Mr. Sun Keung Chan and Ms. So Wa Cheung, whereby we acquired 100% of the issued shares of Hongri BVI in exchange for 15,936,820 shares of our common stock. We refer to this transaction as the reverse acquisition. Also on March 31, 2011, we completed a private placement of 2,457,016 shares of our common stock for an aggregate price of $6,304,977, representing 11.58% of our issued and outstanding capital stock on a fully-diluted basis. After the consummation of the share exchange and private placement, the shares of our common stock held by the former shareholders of Hongri BVI constituted 75.10% of our issued and outstanding capital stock on a fully-diluted basis. Hongri BVI became our wholly-owned subsidiary and Mr. Chan and Ms. Cheung, the former shareholders of Hongri BVI, became our controlling stockholders. In connection with the reverse acquisition, all of our directors and officers resigned from all of their positions, effective on March 11, 2011, with the exception of Mr. Cory Roberts, who remained as a member of our board of directors, and Mr. Keyan Yan, Mr. Stanley Wong and Ms. Bizhen Chen were appointed as members of our board of directors, effective on March 11, 2011. In addition, Mr. Yan was appointed as our Chief Executive Officer and Mr. Wong was appointed as our Chief Financial Officer, effective on March 11, 2011. For accounting purposes, the share exchange transaction with Hongri BVI was treated as a reverse acquisition, with Hongri BVI as the acquirer and KBS International as the acquired party. The transaction resulted in a change of control of our company.

As a result of the reverse acquisition, we are now engaged in the design, development, manufacturing, marketing and sale of fashion sportswear in China. On May 25, 2011, we changed our name to KBS International Holdings Inc. to more accurately reflect our new business operations.

Mr. Keyan Yan and Ms. Bizhen Chen established Hongri PRC on November 17, 2005 as a manufacturer and distributor of sports clothing. From 2006 to February 2011, Hongri PRC’s revenues and operations were controlled through a “variable interest enterprise”, or VIE, structure in which Hongri PRC was a VIE of Roller Rome, a BVI corporation established on March 28, 2006 by Ms. Bizhen Chen, a Chinese national, pursuant to a Technology Development Service Contract between Roller Rome and Hongri PRC, dated December 18, 2006, or the Technology Development Service Contract, and an agreement between Mr. Keyan Yan, Ms. Bizhen Chen and Roller Rome dated December 18, 2006, or the Repurchase Agreement. The VIE structure was terminated in February 2011, when the Company’s control of Hongri PRC was changed to be a direct shareholding relationship, as described below.

Hongri BVI was organized by Mr. Sun Keung Chan and Ms. So Wa Cheung, both of whom are Hong Kong residents, on July 8, 2008, as an offshore investment holding company on behalf of Mr. Keyan Yan, a PRC national. Mr. Yan entered into an option agreement with Mr. Chan and Ms. Cheung, dated November 16, 2009, or the Option Agreement, pursuant to which Mr. Yan was entitled to an exclusive right to purchase the 100% equity interest in Hongri BVI from Mr. Chan and Ms. Cheung at a cash consideration equivalent to the nominal value of the issued share capital of Hongri BVI. Hongri BVI acquired 100% of the equity interest of Roller Rome on January 4, 2010. Therefore, from January 2010 to February 2011, Hongri PRC may be considered to have been an indirect VIE of Hongri BVI through Hongri BVI’s ownership of Roller Rome and through Roller Rome’s contractual relationship with Hongri PRC, and Hongri BVI was able to consolidate the revenues of Hongri PRC into its financial statements. In order to rationalize our corporate structure, in February 2011, Hongri PRC was restructured as a wholly-owned subsidiary of Vast Billion, a Hong Kong company and a wholly-owned subsidiary of Hongri BVI, as described below. Therefore, the VIE structure was terminated in February 2011 because under PRC law, Vast Billion was permitted to be a direct equity owner of Hongri PRC at that point.

Vast Billion was organized by Mr. Sun Keung Chan on November 25, 2010. On December 28, 2010, Vast Billion, Ms. Bizhen Chen and Mr. Keyan Yan entered into a share purchase agreement whereby Vast Billion acquired 100% of the equity of Hongri PRC from Ms. Chen and Mr. Yan. On February 15, 2011, Hongri PRC obtained the approval to become a PRC wholly-foreign-owned enterprise, or WFOE. In February 2011, Hongri BVI acquired from Mr. Chan 100% of the issued shares of Vast Billion. As a result, Hongri PRC became the indirect wholly-owned subsidiary of Hongri BVI. Since no Chinese nationals have stock ownership of either Hongri BVI or Vast Billion, we have not been required to obtain any regulatory approvals from the authorities in China with respect to our corporate structure other than the approval obtained on February 15, 2011.

Mr. Keyan Yan entered into an Amended and Restated Option Agreement with Mr. Chan and Ms. Cheung, dated March 9, 2011, or the Amended and Restated Option Agreement, which amended and restated the Option Agreement. Pursuant to the Amended and Restated Option Agreement, Mr. Chan and Ms. Cheung granted an option to Mr. Yan to acquire all of the shares of our common stock that Mr. Chan acquired in connection with the reverse acquisition, for an aggregate exercise price of RMB 131,409 (approximately $20,000). Mr. Yan may exercise this option during the period commencing on the date which is 6 months after the date on which the first registration statement is filed by us under the Securities Act, and ending on the 5th anniversary thereof.

France Cock, a Hong Kong corporation, was established on September 21, 2005 by Mr. Keyan Yan for the purpose of holding trademarks and patents. Hongri BVI acquired 100% equity interest of France Cock on January 4, 2010 at the then issued and paid up capital and it became a wholly-owned subsidiary of Hongri BVI.

On March 16, 2011, Hongri PRC established a wholly owned subsidiary, Anhui Kai Xin, as a PRC company. Its registered capital is RMB 1 million and is fully paid.

All of our business operations are conducted through our Chinese operating subsidiaries, Hongri PRC and Anhui Kai Xin. The chart below presents our corporate structure as of the date of this prospectus:

Corporate Information

The address of our principal executive office is Xin Fengge Building, Baogaiyupu Industrial District, Shishi City, Fujian Province 362700, People’s Republic of China, and our telephone number is (86) 595 8889 6198. We maintain a website at www.kbschina.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

THE OFFERING

Common stock offered by selling stockholders	3,667,988 shares. This number represents 18.35% of our current outstanding common stock (based on 19,993,300 shares of common stock outstanding as of November 7, 2011)
Common stock outstanding before the offering	19,993,300 shares.
Common stock outstanding after the offering	19,993,300 shares.
Proceeds to us	We will not receive proceeds from the resale of shares by the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected consolidated statement of operations data for the years ended December 31, 2010 and 2009 and the selected balance sheet data as of December 31, 2010 are derived from the audited consolidated financial statements of Hongri BVI included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2009 are derived from the unaudited consolidated financial statements of Hongri BVI not included in this prospectus.

We derived our selected consolidated financial data as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 from the unaudited consolidated financial statements of Hongri BVI included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented.

The audited consolidated financial statements of Hongri BVI for the fiscal years ended December 31, 2010 and 2009 and our unaudited consolidated financial statements for the six months ended June 30, 2011 and 2010 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Year Ended December		Six Months Ended June
	31,		30,
	2010	2009	2011	2010
Statements of Operations Data			(unaudited)	(unaudited)
Net sales	$38,452,995	$28,195,458	$27,250,820	$16,037,260
Cost of sales	(20,752,159)	(15,666,468)	(14,208,260)	(8,857,895)
Gross profit	17,700,836	12,528,990	13,042,560	7,179,365
Administrative expenses	(1,796,229)	(1,459,212)	(1,201,879)	(812,813)
Selling expenses	(2,460,414)	(1,066,432)	(2,958,309)	(564,661)
Research and development expenses	(105)	(10,020)	(231)	(105)
Income from operations	13,444,088	9,993,326	8,882,141	5,801,786
Total other income	45,333	9,909	151,482	38,973
Income before income taxes	13,489,422	10,003,235	9,033,623	5,840,759
Provision for income taxes	(1,331,448)	(936,651)	(868,300)	(567,306)
Net income	$12,157,974	$9,066,584	$8,165,323	$5,273,453
Earnings per share - basic and diluted	$0.76	$0.57	$0.45	$0.33

Weighted average shares outstanding - basic and diluted	15,936,820	15,936,820	18,166,577	15,936,820

	As of December 31,		As of
	2010	2009	June 30, 2011
Balance Sheet Data			(unaudited)
Working capital	$4,152,508	$362,799	$15,030,041
Current assets	14,790,266	23,447,326	25,566,785
Total assets	31,712,095	23,893,043	42,191,202
Current liabilities	(7,003,231)	(12,032,962)	4,577,012
Total liabilities	(7,003,231)	(12,032,962)	4,577,012
Stockholders’ equity	(24,708,864)	(11,860,081)	37,614,190

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, could adversely impact our results of operations.

The sportswear industry has historically been subject to substantial cyclical variations. While the financial crisis has stabilized in China, the global economy remains precarious and consumer spending remains unpredictable, which may have an adverse impact on our sales volumes, pricing levels and profitability. Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise capital, which could impair on our ability to open additional stores or build additional manufacturing lines. In addition, as domestic and international economic conditions change, trends in consumer spending on discretionary items, including our merchandise, become unpredictable and subject to reductions due to economic uncertainties. When consumers reduce discretionary spending, purchases of sportswear products tend to decline. If demand for our products fluctuates as a result of economic conditions or otherwise, our revenue and gross margin could be harmed.

A contraction in sportswear sales and production could impair our results of operations and liquidity and jeopardize our supply base.

Sportswear sales and production are cyclical and depend, among other things, on general economic conditions and consumer spending and preferences. As the volume of sportswear production fluctuates, the demand for our products also fluctuates. A contraction in sportswear sales could harm our results of operations and liquidity. In addition, our suppliers would also be subject to many of the same consequences which could pressure their results of operations and liquidity. Depending on an individual supplier’s financial condition and access to capital, its viability could be challenged which could impact its ability to perform as we expect and consequently our ability to meet our own commitments.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our net revenues and profits.

Our success depends on our ability to identify, originate and define sportswear trends as well as to anticipate, gauge and react to changing consumer demands for sportswear in a timely manner. Most of our products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.

Our new product introductions may not be as successful as we anticipate, which could harm our business, financial condition and/or results of operations.

Market acceptance new designs and products that we may introduce is subject to uncertainty and achieving market acceptance may require substantial marketing efforts and expenditures. We also cannot assure that our new products will have the same or better margins than our current products. The failure of the new product lines to gain market acceptance or our inability to maintain our current product margins with the new products could adversely affect our business, financial performance and/or results of operations.

The sportswear industry is highly competitive, and if we fail to compete effectively, we could lose our market position.

The sportswear industry is highly competitive in China and worldwide. We compete primarily against international and domestic sportswear brands such as Kappa, Puma, Nike, Adidas, Li Ning, and Anta. Some of our competitors are significantly larger and have greater financial resources than we do. In order to compete effectively, we must: (1) maintain the image of our brands and our reputation for innovation and high quality; (2) be flexible and innovative in responding to rapidly changing market demands on the basis of brand image, style, performance and quality; and (3) offer consumers a wide variety of high quality products at competitive prices.

The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs and product features. Some of our competitors enjoy competitive advantages, including greater brand recognition and greater financial resources for competitive activities, such as sales, marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines or as other companies expand into our product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the footwear industries.

Failure to effectively promote or develop our brand could materially and adversely affect our sales and profits.

We sell all our products under the KBS brand, from which we derive all of our revenues. Brand image is an important factor that affects a customer’s purchasing decision. Our success therefore depends on, among other things, market recognition and acceptance of our private brand and the culture, lifestyle, and images associated with the brand, some of which may not be within our control. We only began designing, promoting, and selling KBS branded products in China in 2006. To effectively promote our brand, we need build and maintain the brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase its presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop our brand, and if we fail to do so, the goodwill of our brand may be undermined and our business as well as our financial results may be adversely affected. In addition, negative publicity or disputes regarding our brand, products, company, or management could materially and adversely affect public perception of our brand. Any impact on our ability to continue to sell our brand or any significant damage to our brand’s image could materially and adversely affect our sales and profits.

Our results of operations could materially deteriorate if we fail to attract, develop and retain qualified employees.

Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified employees, including store, service and administrative personnel. The turnover rate in the retail industry is high, and qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply. Our inability to recruit a sufficient number of qualified individuals in the future may delay planned openings of new stores or affect the speed with which we expand initiatives related to the brands that we sell and our operations. Delayed store openings, significant increases in employee turnover rates or significant increases in labor costs could have a material adverse effect on our business, financial condition and results of operations.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 131 in 2010. In the future, we will depend upon the addition of new retail stores to increase our sales volume and profitability. In 2011, we plan to open approximately 74 stores and we plan to open approximately 318 stores by 2012. Opening these stores will significantly increase our expenses and we may encounter problems in opening these new stores that would affect our profitability. Moreover, we cannot assure you that we will be able to timely open and operate our new sales outlets or that any such expansion will be profitable.

Our production facility is located in Taihu City in Anhui Province, China. We obtained a one-year lease to this facility in January 2011 and it started production in March 2011, following its relocation from Shishi City, Fujian, China. We have acquired land adjacent to our current facility consisting of 110,557 square meters to build a new facility to increase production capacity. We committed RMB 118.4 million (approximately $18.0 million) and deposited RMB 40 million (approximately $6.1 million) in September 2010 for construction. We also paid RMB 43 million (approximately $6.8 million) for the transfer of the land use right from a third party, and are in the process of obtaining approval for the transfer from the relevant government bureau. Amortization expenses are expected to be approximately RMB 0.84 million per year from the expanded facility. In addition, the equipment cost of the production line is expected to be approximately RMB 16.2 million (approximately $2.5 million), not including the cost of approximately RMB 3.84 million of equipment purchased for use in our temporary leased factory that we plan to use in the permanent facility. Additionally, due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We may also indefinitely lose opportunities to expand our sales due to this delay.

The decision to increase our production capacity was based in part on our projections of market demand for our products. If actual customer demand does not meet our projections, we will likely suffer overcapacity problems and may have to leave capacity idle or need to contract out our facilities at an unfavorable price, which may reduce our overall profitability and adversely affect our financial condition and results of operations. Our future success depends on our ability to expand our business to address growth in demand for our current and future products.

Our ability to expand our business is subject to significant risks and uncertainties, including:

  the unavailability of additional funding to open new stores, expand our production capacity, purchase additional fixed assets and purchase raw materials on favorable terms or at all;

  our inability to identify and obtain suitable store locations, hire qualified personnel and establish distribution methods;

  conditions in the commercial real estate market existing at the time we seek to expand;

  delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and suppliers of raw materials;

  failure to maintain high quality control standards;

  shortage of raw materials;

  our inability to obtain, or delays in obtaining, required approvals by relevant government authorities;

  diversion of significant management attention and other resources; and

  failure to execute our expansion plan effectively.

The expansion of our business may place significant strain on our personnel, management, financial systems and operational infrastructure and may impede our ability to meet any increased demand for our products. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including improvements to our accounting and other internal management systems, by dedicating additional resources to our reporting and accounting function and improvements to our record keeping and contract tracking system. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with our current and future customers, suppliers, distributors and other third parties, and there is no guarantee that we will succeed.

If we encounter any of the risks described above or if we are otherwise unable to establish or successfully operate additional stores or additional production capacity, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability and, consequently, our business, financial condition, results of operations and prospects will be adversely affected.

If we are unable to fund capital expenditures or obtain additional sources of liquidity when we need it, our business may be adversely affected. In addition, if we obtain equity financing, the issuance of our equity securities could cause dilution for our stockholders. To the extent we obtain the financing through the issuance of debt securities, our debt service obligations could increase and we may become subject to restrictive operating and financial covenants.

We anticipate that we will make substantial capital investments to expand our business within the next 3 years. For the fiscal years ended December 31, 2010 and 2009, we invested approximately $13.4 million and $0.2 million, respectively, for capital expenditures. We estimate that our capital expenditures for the fiscal year ended December 31, 2011 will be approximately $10 million, which includes expenditure on our first phase construction, opening of new stores and upgrading of our point-of-sale and enterprise resource planning systems.

If we are unable to obtain adequate financing or financing on terms favorable to us, we may be unable to successfully maintain our operations and accomplish our growth strategy. In addition, we may be unable to generate sufficient cash internally or obtain alternative sources of capital to fund our proposed capital expenditures, take advantage of business opportunities or respond to competitive pressures. If we determine that our cash requirements exceed our available cash on hand, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our stockholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. Our ability to obtain external financing in the future is also subject to a number of uncertainties, including:

  our future financial condition, results of operations and cash flows;

  general market conditions for financing activities by companies in our industry;

  economic, political and other conditions in China and elsewhere; and

  the uncertain economic prospect and tightened credit markets resulting from the recent global economic slowdown and financial market crisis.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected. Adverse changes in the capital markets could make it difficult to obtain capital or obtain it at attractive rates.

Due to our rapid growth in recent years, our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in net sales, from $28.2 million for the year ended December 31, 2009 to $38.5 million for the year ended December 31, 2010. We may not be able to achieve similar growth in future periods, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We experience fluctuations in operating results.

Our annual and quarterly operating results have fluctuated, and are expected to continue to fluctuate. Among the factors that may cause our operating results to fluctuate are customers’ response to merchandise offerings, the timing of the rollout of new sales outlets, seasonal variations in sales, the timing of merchandise receipts, the level of merchandise returns, changes in merchandise mix and presentation, our cost of merchandise, unanticipated operating costs, and other factors beyond our control, such as general economic conditions and actions of competitors.

We have historically experienced seasonal fluctuations in our sales. A substantial portion of our revenues are typically earned during the second and fourth quarters and we generally experience lowest revenues during the first and third quarters. If sales in these quarters are lower than expected, our operating results would be adversely affected, and it would have a disproportionately large impact on our annual operating results. Extreme changes in weather patterns could also affect customers’ purchasing behavior, which may lead to fluctuations in our net sales. For example, the unusually prolonged cold weather in the first quarter of 2010 resulted in lower than expected demand for spring apparel.

As a result of these factors, we believe that period-to-period comparisons of historical and future results will not necessarily be meaningful and should not be relied on as an indication of future performance.

Our failure to collect the trade receivables or untimely collection could affect our liquidity

We extend credit to some of our customers while generally requiring no collateral. Depending on the size and creditworthiness of a customer, we typically expect and receive payment within 30 days of product delivery. We perform ongoing credit evaluations of our customers’ financial condition and generally have no difficulties in collecting our payments. However, if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

We rely on distributors for a substantial portion of our sales and the loss of any of our large distributors would harm our business.

A substantial portion of our sales are made to distributors that resell our products. For the year ended December 31, 2010, such distributors accounted for approximately 71% of our total sales and our top five distributors accounted for approximately 32% of our total sales. Two of our distributors accounted for slightly over 10% of our sales for our fiscal year ended December 31, 2009. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Furthermore, there is no assurance that any of our distributors will satisfy the sales targets set forth in their distribution agreements and we or they may not wish to renew the distribution agreements in future years. Moreover, our distributors are not obliged to continue to place orders with us at the same level as before or at all and there is no assurance that we would be able to obtain orders from other distributors to replace any such lost sales on terms satisfactory to us or all. If any of our five largest distributors substantially reduces its purchases from us, or otherwise fails to renew its distribution agreement with us, we may suffer a significant loss of sales and our business, results of operations, and financial condition may be materially and adversely affected.

We have limited control over the ultimate retail sales by our distributors and our image and business may be adversely affected if our distributors fail to adhere to, or fail to cause the third party retail outlet operators to adhere to, our retail policies and standards.

We rely on the contractual obligations set forth in the distribution agreements that we enter into with our distributors, as well as policies and standards we formulate from time to time, to impose our retail policies on these distributors in respect of the franchisee retail outlets. In addition, as we do not enter into any agreements with the third party retail outlet operators, we rely on our distributors to ensure that these franchisee retail outlets operate in accordance with our retail policies. As such, our control over the ultimate retail sales by our distributors and the franchisee retail outlet operators is limited. There is no assurance that our distributors or the third party franchisee retail outlet operators will comply with, or that the distributors will enforce, our retail policies. As a result, we may not be able to effectively manage our sales network or maintain a uniform brand image, and cannot assure you that franchisee retail outlets would continue to offer quality services to consumers.

In addition, if any of the distributors or third party franchisee retail outlet operators experiences difficulties in selling our products in the retail market, they may attempt to disregard our pricing policies and liquidate their excessive inventory buildup through aggressive discounts, which may damage the image and the value of our brand. There is no assurance that we will be able to, in a timely manner, impose penalties on or replace any distributors who consistently fail to comply with, or fail to cause the third party franchisee retail outlet operators appointed by them to comply with, our retail policies in their operation of franchisee retail outlets. In such event, our business, results of operations, and financial condition may be materially and adversely affected.

We may not be able to accurately track the inventory levels at our distributors, retailers or department store concessions.

Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers, and consequently their respective inventory levels, is limited. We implement a policy to require our distributors to provide us with their sales reports on a weekly basis and we carry out random on-site inspections of our distributors to track their inventories. The purpose of tracking the inventory level is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers’ preferences in the design and development of our products for the next season. The tracking of inventory level also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of our distributors. We may not always obtain the required data in time and the data provided to us by our distributors may be inaccurate or incomplete.

We plan to implement an ERP system that will allow us to track sales at the authorized retail outlets on a timely basis. Such system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we would not be able to accurately track our inventory levels on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our production, marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if we cannot manage inventory levels properly, future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operation and prospects.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

Since our production facility was operating at full capacity in the years ended December 31, 2010 and 2009, we outsourced the production of approximately 30.9% and 16.2%, respectively, of our products in terms of unit volume to PRC-based third party contract manufacturers. In the years ended December 31, 2010 and 2009, we had 30 and 35 contract manufacturers, respectively. Likewise, during the six months ended June 30, 2011 and 2010, the percentage of outsourced production was approximately 30.3% and 40.7%, respectively, and we had 24 and 26 contract manufacturers, respectively. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

Further, if any of our contract manufacturers fails to provide the required number of products meeting our quality standards, we may have to delay delivery of products to our distributors, become unable to supply products at all, or even recall products previously dispatched. This could cause us to lose revenues or market share and damage our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some contract manufacturers may not fully comply with certain laws, such as labor and environmental laws. If any of our contract manufacturers is found to have violated laws and regulations in the PRC, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations.

We also provide the designs of our products to the contract manufacturers, as well as guidance for manufacturing the products ordered by us. We do not have direct control over the contract manufacturers. If any of them is involved in unauthorized production and sale of goods using the KBS brand, our reputation, financial condition and results of operations may be materially adversely affected.

As we grow, our reliance on contract manufacturers may also grow as our added production capacity may not be sufficient to keep pace with the increased production requirements driven by our growth. We may not be able to find sufficient additional contract manufacturers to produce our products on the same or similar terms as our existing contract manufacturers, and we may not be able to achieve our growth and development goals.

Any decrease in the availability, or increase in the cost, of raw materials could materially affect our earnings.

Our operations depend heavily on the availability of various raw materials and energy resources, including fabrics such as cotton, wool, polyester and blended fabrics. We rely on a limited number of suppliers, primarily located primarily in Fujian Province, China, to purchase raw materials for our products. Purchases from our top five raw materials suppliers accounted for approximately 87.9% of our total purchases in 2010. We generally do not have long-term written contracts with our major suppliers that would require them to continue supplying us. If we lose any of our major suppliers and are unable to find or develop alternative supply sources in a timely manner, our business may be materially adversely affected.

We may experience a shortage in the supply of certain raw materials in the future, and if any such shortage occurs, our manufacturing capabilities and operating results of operations could be negatively affected. If any supplier is unwilling or unable to provide us with high-quality raw materials in required quantities and at acceptable pricing, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet our qualifications and standards now or in the future, which could impact our ability to source raw materials. Our inability to find or develop alternative supply sources could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay shipments or supply us with inferior quality raw materials that may adversely impact the performance of our products. The prices of raw materials needed for our products could also increase, and we may not be able to pass these price increases on to our customers. If any of these events occur, our competitive position, reputation and business could suffer.

Any interruption in our production processes could impair our financial performance and negatively affect our brand.

Our manufacturing operations are complicated and integrated, involving the coordination of raw material and component sourcing from third parties, internal production processes and external distribution processes. While these operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our manufacturing processes, thereby causing downtime and delays. In addition, we may encounter interruption in our manufacturing processes due to a catastrophic loss or events beyond our control, such as fires, explosions, labor disturbances or violent weather conditions. Any interruptions in our production or capabilities at our facilities could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. If there is a stoppage in production at any of our facilities, even if only temporary, or delays in delivery times to our customers, our business and reputation could be severely affected. Any significant delays in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. We currently do not have business interruption insurance to offset these potential losses, delays and risks so a material interruption of our business operations could severely damage our business.

We rely heavily on our management information system for inventory management, distribution and other functions. If our system fails to perform these functions adequately or if we experience an interruption in our operation, our business and results of operations could be materially adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely heavily on our management information systems to manage our order entry, order fulfillment, pricing, point-of-sale and inventory replenishment processes.

We cannot assure you that our management information system will operate properly or without interruption. Any malfunction to any part or all of our management information system for a prolonged period may cause delays in operations or impairment of our overall business efficiency. We also cannot ensure that the level of security currently maintained will be sufficient to protect the system from third party intrusions, viruses, lost or stolen data, or similar situations. Additionally, as part of our growth and development strategy over the next few years, we plan to upgrade and improve our management information system. We cannot assure you that there will be no interruptions to our management information system during the upgrades or that the new management information system will be able to integrate fully with the existing information system.

The failure of our management information system to perform as we anticipate could disrupt our business and could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels, causing our business and results of operations to suffer materially.

Failure to protect the integrity, security and use of our customers’ information and media could expose us to litigation and materially damage our standing with our customers.

Increasing costs associated with information security — such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. While we have taken significant steps to protect customer and confidential information, including entering into confidentiality agreements with relevant employees and incorporate confidentiality clauses in our policies, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any such compromise may materially increase the costs we incur to protect against such information security breaches and could subject us to additional legal risk. Procurement specialists and managers are required to sign a confidentiality agreement.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise, experience, and business contacts, of Mr. Keyan Yan, our Chairman and Chief Executive Officer, and Mr. Stanley Wong, our Chief Financial Officer. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers and key employees.

We have limited insurance coverage in China and may not be able to recover insurance proceeds if we experience uninsured losses.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. We do not carry any business interruption insurance, product recall or third-party liability insurance for our production facilities or with respect to our products to cover claims pertaining to personal injury or property or environmental damage arising from defects in our products, product recalls, accidents on our property or damage relating to our operations. While business interruption insurance and other types of insurance are available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to protect our trademarks, patent and trade secrets may prevent us from successfully marketing our products and competing effectively.

We currently hold two registered trademarks. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products under registered trademarks. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark, patent, and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse affect on our ability to market or sell our brands, and profitably exploit our products.

Environmental regulations impose substantial costs and limitations on our operations.

We use a myriad of chemicals and produce significant emissions in our manufacturing operations. As such, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

Certain of our existing stockholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Chan Sun Keung and So Wa Cheung beneficially own approximately 75.1% of our common stock on a fully diluted basis. As a result, they have significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and, as a result, we may be unable to accurately report our financial results or prevent fraud.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on their internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls.

Prior to this registration statement, we were a private company not subject to SOX 404 and our current internal control system may not be in compliance with the requirements of SOX 404. Upon effectiveness of this registration statement, we will become a public company in the United States that is subject to SOX 404, and we expect that we will be required to include a report from management on our internal control over financial reporting in our annual report on Form 10-K beginning with our annual report for the fiscal year ending December 31, 2011. We can provide no assurance that our management will conclude that our internal controls over financial reporting are effective, or that our independent registered public accounting firm will issue a positive opinion on our internal controls over financial reporting when we are required under applicable laws.

Failure to achieve and maintain an effective internal control environment could result in our inability to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the information we report, which could adversely affect our stock price.

We will incur increased costs as a result of being a public company.

Upon effectiveness of this registration statement, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers due to increased risks of liability to our directors under these rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

RISKS RELATED TO DOING BUSINESS IN CHINA

Our business operation may be affected if we are forced to relocate our manufacturing facilities and stores.

We leased the premises for our manufacturing facilities and corporate stores. However, none of our lease agreements have been registered with the relevant governmental agencies. According to Grandall Law Firm (Beijing), without registration, our rights to use and occupy the premises may not be secured if any third parties such as other tenants who have registered their lease agreements challenge us under PRC law. Moreover, most of our landlords have declined to confirm whether they possess the property ownership certificates and land use rights certificates for our properties. As a result, we have been unable to verify whether third parties may assert their ownership rights under PRC law against most of our landlords or challenge most of our leases in the future. If our rights to use the premises are challenged, we may be forced to relocate to other premises. We may not be able to relocate to a suitable premises promptly or lease alternative premises on terms at least as favorable as our existing ones. In addition, relocation costs and interruption of production may have a material adverse effect on our business operation and financial performance.

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

  Level of government involvement in the economy;

  Control of foreign exchange;

  Methods of allocating resources;

  Balance of payments position;

  International trade restrictions; and

  International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary in the PRC. Our operating subsidiary is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, most of our executive officers and directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiary.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law, Grandall Law Firm (Beijing), has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

We may not obtain the operating license to own our corporate stores.

On April 16, 2004, the PRC Ministry of Commerce, or MOFCOM, issued Administrative Measures on Foreign Investments in Commerce, or FICE Regulation, to open up the commerce sector to foreign investment, and also to provide for various market entry restrictions against foreign investment in companies engaged in the wholesale, retail, commissioned sale and/or franchise business, or FICEs. FICEs are required to obtain special approvals from the national or provincial-level MOFCOM offices to conduct the foregoing commerce business.

On December 28, 2010, Vast Billion, Bizhen Chen and Keyan Yan entered into a share purchase agreement whereby Vast Billion acquired 100% of the equity interest in Hongri PRC from Bizhen Chen and Keyan Yan for the consideration of RMB 5,000,000 to convert Hongri PRC into a PRC wholly-foreign-owned enterprise. Hongri PRC thus became subject to the FICE Regulation due to its retail business. We have obtained approval for Hongri PRC to conduct manufacture, wholesale and retail business on July 29, 2011 from MOFCOM’s local delegate in Fujian Province. There is no assurance that we will be able to obtain approvals for the retail stores we opened or will open in the future. Further, the eligibility criteria for such licenses may change from time to time and may become more stringent. In addition, new FICE rules may come into effect in the future. The introduction of any new and/or more stringent laws, regulations, licenses, certificates, approvals or permits requirements relevant to our business operations and the industry may significantly escalate our compliance and maintenance costs or may limit us to continue with our existing operations or may limit or prohibit us from expanding our business. Any such event may have an adverse effect to our business, financial results and future prospects.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8% . These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

The majority of our sales will be settled in RMB and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

In addition, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, issued by the PRC State Administration of Foreign Exchange, or SAFE, and effective as of August 29, 2008, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiary. However, as discussed more fully under “Our Business—Regulation—Dividend Distributions” and “Our Business—Regulation—Foreign Currency Exchange”, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75. Circular 75 requires PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China. See “Our Business—Regulation—Circular 75” for a detailed discussion of Circular 75 and its implementation.

We have asked the beneficial owners of our stock, who are PRC residents as defined in Circular 75, to register, or amend their previous registrations, with the relevant branch of SAFE, as currently required, in connection with their equity interests in us. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective beneficial owners or the outcome of such registration procedures. A failure by our PRC resident beneficial owners or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Hongri PRC constitutes a Round-trip Investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006.

According to the 2006 M&A Rule, a “Round-trip Investment” is defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). Under the 2006 M&A Rule, any Round-trip Investment must be approved by MOFCOM, and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

Vast Billion acquired Hongri PRC in 2011 from Bizhen Chen and Keyan Yan. At the time of the acquisition, Hongri BVI, the parent company of Vast Billion, was owned and controlled by Mr. Sun Keung Chan and Ms. So Wa Cheung, both of whom are citizens of the Hong Kong Special Administrative Region. Mr. Yan entered into the Amended and Restated Option Agreement with Mr. Chan and Ms. Cheung, dated March 9, 2011, pursuant to which Mr. Yan was granted an option to acquire all of the shares of our Common Stock that Mr. Chan and Ms. Cheung will acquire in the Company in connection with the reverse acquisition, for an aggregate exercise price of RMB 131,409 (approximately $20,000). Mr. Yan may exercise this option during the period commencing on the date which is six (6) months after the date on which the first registration statement is filed by the Company under the Securities Act, and ending on the fifth anniversary thereof.

The PRC regulatory authorities may take the view that these transactions and the reverse acquisition of Hongri PRC are part of an overall series of arrangements which constitute a Round-trip Investment, because at the end of the transactions, the stockholders of Hongri PRC became majority owners and effective controlling parties of a foreign entity that acquired ownership of Hongri PRC. If the PRC regulatory authorities take this view, we cannot assure you we may be able to obtain the approval required from MOFCOM. It is also possible that the PRC regulatory authorities could invalidate our acquisition and ownership of Hongri PRC, and that the reverse acquisition may require the prior approval of the China Securities Regulatory Commission, or CSRC. In addition, after Mr. Yan exercise this option, he will be our controlling stockholder. At such time, he will be required to make filings with the Fujian SAFE, to register the Company and its non-PRC subsidiaries to qualify them as SPVs, pursuant to Circular 75.

We believe that if these regulatory actions occur, we may be able to find a way to re-establish control of Hongri PRC’s business operations through a series of contractual arrangements rather than an outright purchase of the equity of Hongri PRC. But we cannot assure you that such contractual arrangements will be protected by PRC law or that we can receive as complete or effective economic benefit and overall control of Hongri PRC’s business than if the Company had direct ownership of Hongri PRC. In addition, we cannot assure you that such contractual arrangements can be successfully effected under PRC law. If we cannot obtain MOFCOM or CSRC approval if required by the PRC regulatory authorities to do so, and if we cannot put in place or enforce relevant contractual arrangements as an alternative and equivalent means of control of Hongri PRC, our business and financial performance will be materially adversely affected.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. See “Our Business—Regulation—Taxation” for a detailed discussion of the EIT Law.

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 5% or 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 5% or 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to stockholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our Company and business operations may be severely and adversely affected and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, all of our operations are located in China. Since all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK GENERALLY

No market exists for the trading of our securities and no market may ever develop. Accordingly, you may not have any means of trading the shares you acquire in this offering.

A market does not presently exist for our securities and no assurance can be given that a market will ever develop. Consequently, you may not be able to liquidate your investment in our securities for an emergency or at any time, and the securities will not be readily acceptable as collateral for loans. Although we will endeavor to establish a trading market for our securities in the future, no assurance can be given as to the timing of this event or whether the market, if established, will be sufficiently liquid to enable an investor to liquidate his investment in us.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our stock becomes a “penny stock,” we may be subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market, thus possibly making it more difficult for us to raise additional capital.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

The number of shares being registered for sale is significant in relation to our trading volume.

All of the shares registered for sale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this prospectus will remain as “restricted shares” in the hands of the holders, except for those sales that satisfy the requirements under Rule 144 or another exemption to the registration requirements under the Securities Act.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Articles of Incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

  our goals and strategies;

  our future business development, financial condition and results of operations;

  the expected growth of the sportswear industry in China;

  market acceptance of our products;

  our expectations regarding demand for our products;

  our ability to stay abreast of market trends and technological advances;

  competition in the sportswear industry in China;

  PRC governmental policies and regulations; and

  general economic and business conditions in China.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sales of common stock offered by them under this prospectus.

DETERMINATION OF OFFERING PRICE

Our common stock is not listed on any principal market, nor is it quoted on any securities quotation system. Therefore, there is no reported sales price per share of our common stock as of the date of this prospectus. We intend to apply to list our shares of common stock on a national stock exchange. The selling stockholders will sell our shares at prevailing market prices or at privately negotiated prices.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no public trading market for our common stock. We intend to apply to list our shares of common stock on a national stock exchange.

All of the shares being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of which this prospectus is a part is, and remains, effective.

We currently have outstanding 19,993,300 shares of common stock, none of which can currently be sold under Rule 144.

As of November 7, 2011, there were approximately 229 stockholders of record of our common stock, as reported by our transfer agent. In computing the number of holders of record, each broker-dealer and clearing corporation holding shares on behalf of its customers is counted as a single stockholder.

We have never declared dividends or paid cash dividends. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are engaged in the design, manufacturing, marketing, distribution and sale of fashion sportswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006.

The 2008 Beijing Olympic Games, the 2010 Guangzhou Asian Games and the Universiade Shenzhen 2011 provided enormous opportunities in building up the health awareness and sports participation in China during the fiscal years ended December 31, 2009 and 2010 and the six months ended June 30, 2011. Coupled with improved living standard and growing China’s economy, spending on sportswear expenditure recorded a significant increase during this period.

Our marketing concept is “French origin, Korean design and made for Chinese.” Our products feature a unique and stylish design that is sportier than typical casual wear, but more fashionable than traditional sportswear, as well as quality fabrics and materials. We position ourselves as casual and fashion sportswear. Since 2006, we have launched 450 collections of new products each year with a different theme to highlight the current trends in the casual and fashion sportswear for the season. Our target customers are middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. We have adopted KBS as a uniform brand name and image for all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where our products are sold.

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2010, the suggested retail prices of our products ranged from RMB 50 to RMB 1,280 (approximately $7.50 to $192.50) for our apparel products and RMB 24 to RMB 468 (approximately $3.60 to $70.40) for our accessory products.

During 2009, 2010 and the six months ended June 30, 2011, we gained a better understanding of our customers’ tastes and how to manage our corporate stores and distributors. We were able to consolidate our distributor network in 2010 and further enhance our products’ popularity. We also understood the importance of our corporate stores which can be used as a showcase in order to attract more capable distributors to join us. For the years ended December 31, 2010 and 2009, we generated total net sales of $38.5 million and $28.2 million, respectively, an increase of 36.4%, and a net income of $12.2 million and $9.1 million, respectively, an increase of 34.1% . For the six months ended June 30, 2011 and 2010, we generated total net sales of $27.25 million and $16.04 million, respectively, an increase of 70% and a net income of $8.17 million and $5.27 million, respectively, an increase of 55%.

Also during this time, we developed a nationwide distribution network covering 16 of China’s 32 provinces and centrally administered municipalities. As of June 30, 2011, this network was comprised of 28 corporate stores owned and operated by us and 112 franchised stores operated by 24 third-party distributors or their sub-distributors. The number of stores has grown significantly in recent years, from 1 corporate store and 7 franchised stores as of December 31, 2006 to 24 corporate stores and 109 franchised stores as of December 31, 2010. In the years ended December 31, 2010 and 2009, sales through our corporate stores accounted for 28% and 5% of our revenues, respectively, and sales through distributors accounted for 71% and 90% of our revenues, respectively. We act as an original equipment manufacturer, or OEM, upon request. Income from such services accounted for 1% and 5% of revenue for the years ended December 31, 2010 and 2009, respectively. By the end of 2012, we plan to increase our corporate stores and franchised stores to 99 and 468, respectively.

In view of the unstable and rising cost of labor supply in the coastal area like Fujian and Guangdong, we decided to move our manufacturing plant from Fujian to Anhui in January 2011. Our production facility is located in Taihu City in Anhui Province, China. Our facility has a production capacity of 2 million sportswear items per year. We obtained a one-year lease to this facility in January 2011 and it started production in March 2011, following its relocation from Shishi City, Fujian, China. Our new facility takes advantage of lower labor costs and a more stable labor supply. Prior to its relocation and from 2009, and following its relocation and resumption of operations in March 2011, our facility had operated at full capacity. Since our previous and current temporary production facilities were operating at full capacity, we outsourced approximately 30.9% and 16.2% in the years ended December 31, 2010 and 2009 and approximately 30.3% and 40.7% in the six months ended June 30, 2011 and 2010, respectively, of production of our products in terms of sales volume to PRC-based third party contract manufacturers. We have acquired land adjacent to our current facility consisting of 110,557 square meters to build a new facility. Once completed, total production capacity is expected to be 10 million sportswear items per year compared with our current capacity of 2 million per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We intend to take measures to expedite the construction schedule, including extensions to our current rented facilities and hiring additional workers. Once the land resettlement issue has been resolved, we anticipate that construction of the adjacent facility may be completed in approximately 25 months. We intend to take measures to expedite the construction schedule, including extensions to our current rented facilities and hiring additional workers.

Primarily as a result of the above critical trends, events and response to uncertainties, we experienced rapid growth in recent years. For the years ended December 31, 2010 and 2009, we generated total net sales of $38.5 million and $28.2 million, respectively, and a net income of $12.2 million and $9.1 million, respectively. For the six months ended June 30, 2011 and 2010, we generated total net sales of $27.25 million and $16.04 million, respectively, and a net income of $8.17 million and $5.27 million, respectively.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

  Growth of China’s sportswear industry. We believe that the recent growth in sportswear consumption in China will be based on increased affordability of sportswear products in China, a growing trend amongst the Chinese population toward health and physical fitness and China’s overall economic growth. We expect that these factors will continue to drive growth of the sportswear industry in China and elsewhere.

  Brand recognition. We derive all of our revenues from sales of the KBS branded products in China, and our success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of our brand may affect the selling prices and market demand for our products, the profit margin we can achieve, and our ability to grow.

  Ratio of franchised stores to corporate stores in our sales network. The ratio of franchised stores to corporate stores in terms of floor area in our sales network affects our results of operations in a given period. The franchised stores operated by our distributors have been and will continue to be the main contributor to our revenue for the foreseeable future. Under the distribution business model, we sell directly to our distributors and recognize revenues upon delivery of our products to them. Such distribution network has enabled us to accelerate sales growth at a much lower cost than opening direct stores and has limited our inventory and sales risks. Corporate stores operated by us, despite incurring more significant capital expenditures as compared with franchised stores, allow us more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of our business. In addition, our corporate store sales generally have a higher gross profit margin than sales to distributors because we are able to sell the products at retail prices directly to the end-consumers and because we recognize expenses relating to our corporate stores as selling and distribution expenses. For the six months ended June 30, 2011, the average gross margin earned from our franchised stores and from our corporate stores was 25.3% and 66% respectively. For the fiscal years ended December 31, 2010 and 2009, the average gross margin earned from our franchised stores and from our corporate stores was 40.5% and 52.4% while from our corporate stores was 48% and 64% respectively. Therefore, the ratio of franchised stores to corporate stores in our sales network will affect our gross profit margin.

  Product offering and pricing. Our success depends on our ability to identify, originate and define sportswear trends as well as to anticipate, gauge and react to changing consumer demands for sportswear in a timely manner. Most of our products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly, and our future success depends in part on our ability to anticipate and respond to these changes.

  Fluctuations in raw material supply and prices. The per unit cost of producing our products depends on the supply and price of raw materials, particularly fabrics such as cotton, wool and polyester, which have experienced volatility in past years. Increases in the price of raw materials would negatively impact our gross margins if we are not able to offset such price increases through increases in our selling price or changes in product offerings and mix.

  PRC government policy promoting the development of the sportswear industry. Seizing upon the growing trend of physical fitness in China and the popularity of high-profile sporting events in China, such as the 2008 Beijing Olympics, the 2010 Asian Games in Guangzhou and the 2011 World University Games, we believe that the PRC government will continue to promote awareness of a healthy lifestyle. Local governments are also increasingly viewing sporting activities and events as an effective way of stimulating local economies given the huge amount of infrastructure investments in stadiums and related transportation systems. We believe that the favorable governmental policies and informal health and fitness initiatives will continue to drive demand for sportswear and we intend to capitalize on this growth opportunity.

Aside from achieving long-term revenue growth, our future results of operations will depend on our ability to: (i) accurately forecast product demand and match demand to manufacturing capacity; (ii) reduce production costs by focusing on cost-efficient manufacturing processes and cost-effective product design that strives to eliminate waste; (iii) control selling and administrative expenses; and (iv)improving working capital efficiency.

We believe that the global economic crisis and macroeconomic trends could continue to put significant pressure on consumer spending in most markets worldwide, so our future performance remains subject to the inherent uncertainty presented by volatile macroeconomic conditions. These conditions could continue to affect our business in a number of direct and indirect ways, including lower revenues from decreased product demand, compressed margins and/or increased costs, lack of credit availability and business disruptions due to difficulties experienced by suppliers and customers. We strive to position ourselves, from both a financial and an operational perspective, as a company that can react quickly and adapt effectively to evolving macroeconomic conditions, fluctuations in product demand and changes in liquidity and capital demands.

Taxation

We are subject to United States tax at a tax rate of 34%. No provision for income taxes in the United States has been made as we have no income taxable in the United States.

Hongri BVI and Roller Rome were incorporated in the BVI and under the current laws of the BVI, are not subject to income taxes.

Vast Billion and France Cock were incorporated in Hong Kong and under the current laws of Hong Kong, are subject to Profits Tax of 16.5% . No provision for Hong Kong Profits Tax has been made as Vast Billion and France Cock have no taxable income.

Under the EIT Law, Hongri PRC is subject to an earned income tax of 25.0% . See “Our Business—Regulation—Taxation” and “—Dividend Distribution” for a detailed description of the EIT Law and tax regulations applicable to Hongri PRC.

Results of Operations

Financial Statement Presentation

Net sales. During the periods covered by this prospectus, we generated revenue from sales of our sportswear products.

Cost of sales. During the periods covered by this prospectus, our cost of sales primarily consisted of the costs of our raw materials, labor and overhead. We did not have any inward or outward freight charges as these charges are borne by our distributors and our suppliers.

Gross profit and gross margin. For the periods covered by this prospectus, our gross profit is equal to the difference between our net sales and our cost of sales. Our gross margin is equal to our gross profit divided by net sales. Our gross margin may not be comparable to those of other retail entities since some retail entities include all of their distribution network costs in cost of sales and others, like us, include these expenses in another statement of operations line item.

Administrative expenses. For the periods covered by this prospectus, general and administrative expenses consisted primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations.

Selling expenses. For the periods covered by this prospectus, our selling and marketing expenses consisted primarily of compensation and benefits to our sales and marketing staff, store rent, business travel, coordination with distributor marketing and promotions, transportation costs and other sales related costs.

Research and development expenses. For the periods covered by this prospectus, our research and development expenses consisted primarily of costs associated with new product development and enhancement.

Comparison of Six Months Ended June 30, 2011 and 2010

The following table sets forth key components of our results of operations during the six months ended June 30, 2011 and 2010, both in dollars and as a percentage of our net sales.

	June 30, 2011		June 30, 2010
		% of Sales		% of Sales
	Amount	Revenue	Amount	Revenue
Net sales	$27,250,820	100.0	$16,037,260	100.0
Cost of sales	(14,208,260)	52.1	(8,857,895)	55.2
Gross profit	13,042,560	47.9	7,179,365	44.8
Operating expenses
Administrative expenses	(1,201,879)	4.4	(812,813)	5.1
Selling expenses	(2,958,309)	10.9	(564,661)	3.5
Research and development expenses	(231)	0	(105)	0
Total operating expenses	4,160,419	15.3	(1,377,579)	8.6
Income from operations	8,882,141	32.6	5,801,786	36.2
Other income	151,482	0.5	38,973	0.2
Income before income taxes	9,033,623	33.1	5,840,759	36.4
Income taxes	(868,300)	3.2	(567,306)	3.5
Net income	$8,165,323	29.9	$5,273,453	32.9

Net sales. Our net sales were $27.25 million for the six months ended June 30, 2011, compared to $16.04 million for the same period in 2010, an increase of $11.21 million, or 70%. Such increase was primarily due to an increase in the number of corporate stores from 6 during the six months ended June 30, 2010 to 28 during the six months ended June 30, 2011. Net sales from our corporate stores for the six months ended June 30, 2011 amounted to $15.08 million, an increase of $13.34 million or 767% from $1.74 million during the same period of last year. The proportion of revenues from sales from our corporate stores increased to 55% during the six months ended June 30, 2011 from 11% for the six months ended June 30, 2010. The increase of revenue from corporate stores was mainly from the 22 additional corporate stores opened after June 30, 2010, which contributed to the increase of $13.08 million while the existing 6 stores only contributed $2 million, an increase of $0.2 million from last year. Out of the 22 new corporate stores, 10 were taken over from our distributors in Fujian and Guangdong in October 2010. These 10 stores contributed approximately $9.68 million revenue for the first half of 2011.The reason that we took over these stores was due to our view that the former franchise holders were not performing aggressively enough, and so that we could renovate and install our sales staff into these stores so as to achieve better sales performance. Revenue from sales through our franchised stores during the 6 months ended June 30, 2011 was $12.17 million, a decrease of $2.13 million or 15% from $14.30 million during the same period of last year. The decrease of sales was primarily due to the decrease of number of stores operated by the distributors. For the same reason, the proportion of revenues from sales through our franchised stores decreased from 89% for the six months ended June 30, 2010 to 45% for the same period this year. Additionally, our OEM income decreased from $104,000 or 1% of revenue for the six months ended June 30, 2010 to $47,000 or 0% of revenue for the same period of 2011.

Cost of sales. Our cost of sales increased $5.35 million, or 60%, to $14.21 million in the six months ended June 30, 2011 from $8.86 million in the same period in 2010. We do not have inbound or outbound freight charges as they are borne by our distributors and suppliers. This increase was mainly due to the increase of sales during the period. Our ratio of inventory to cost of sales decreased from approximately 117.7% in the six months ended June 30, 2010 to approximately 37.2% in the same period in 2011 as a result of improvement in our inventory management. We expect that this reduction will help improve liquidity, meet distributors’ orders and corporate store sales promptly, and mitigate the risk of sudden changes in fashion trends.

Gross profit and gross margin. Our gross profit increased $5.86 million, or 82%, to $13.04 million in the six months ended June 30, 2011 from $7.18 million in the same period in 2010. Gross profit as a percentage of net sales (gross margin) was 47.9% and 44.8% for the six months ended June 30, 2011 and 2010, respectively. The increase in our gross margin was primarily due to the increase in the number of our corporate stores from 6 as of June 30, 2010 to 28 as of June 30, 2011, which generally generated higher gross margin on sales than that generated by our franchised stores, and decrease in the number of our franchised stores from 117 as of June 30, 2010, to 112 as of June 30, 2011, which generally generated lower gross margin on sales than our corporate stores.

Administrative expenses. Our administrative expenses increased $389,000, or 48%, to $1.2 million in the six months ended June 30, 2011, from $0.8 million in the same period in 2010. Such increase was primarily due to the increase in intercompany income transfers from Hongri PRC to Roller Rome under the Technology Development Service Contract. As a result of this increase, PRC business tax for this type of intercompany transaction increased by $138,000 to $436,000 for the six months ended June 30, 2011 from $298,000 for the same period of last year. As a percentage of net sales, administrative expenses decreased to 4.4% for the six months ended June 30, 2011 from 5.1% for the same period in 2010, primarily due to a greater increase in net sales than in administrative expenses.

Selling expenses. Our selling expenses increased $2.39 million, or 424%, to $2.96 million in the six months ended June 30, 2011, from $0.57 million in the same period in 2010. As a percentage of net sales, our selling expenses increased to 10.86% for the six months ended June 30, 2011 from 3.52% for the same period in 2010. Such increase was primarily due to the increase in rental, wages and depreciation expenses from new corporate stores opened after June 30, 2010. Rental, wages and depreciation expenses were $2.48 million during the six months ended June 30, 2011 compared with $0.28 million during the same period of the previous year.

Research and development expenses. Our research and development expenses were $231 for the six months ended June 30, 2011 compared with $105 for the same period of the previous year.

Other income. We had $151,000 of other income in the six months ended June 30, 2011 as compared to other income of $39,000 during the same period of 2010. The increase mainly consisted of the decrease in fair value of warrant liabilities of $134,000 under U.S. GAAP accounting rules.

Income before income taxes. Our income before income taxes increased $3.19 million, or 55%, to $9.03 million in the six months ended June 30, 2011 from $5.84 million in the same period in 2010. Such increase was mainly due to increase in net sales and in particular from sales by corporate stores.

Income taxes. Income tax expense increased $0.3 million, or 53%, to $0.87 million in the six months ended June 30, 2011, from $0.57 million in the same period in 2010. The increase was mainly due to the increase in net income before income taxes.

Net income. As a result of the factors described above, net income increased $2.9 million, or 55%, to $8.17 million for the six months ended June 30, 2011 from $5.27 million for the same period in 2010.

Comparison of Fiscal Years Ended December 31, 2010 and 2009

The following table sets forth key components of our results of operations during the fiscal years ended December 31, 2010 and 2009, both in dollars and as a percentage of our net sales.

	December 31, 2010		December 31, 2009
		% of Sales		% of Sales
	Amount	Revenue	Amount	Revenue
Net sales	$38,452,995	100.0	$28,195,458	100.0
Cost of sales	(20,752,159)	54.0	(15,666,468)	55.6
Gross profit	17,700,836	46.0	12,528,990	44.4
Operating expenses
Administrative expenses	(1,796,229)	4.6	(1,459,212)	5.2
Selling expenses	(2,460,414)	6.4	(1,066,432)	3.8
Research and development expenses	(105)	-	(10,020)	-
Total operating expenses	(4,256,748)	11.0	(2,535,664)	9.0
Income from operations	13,444,088	35.0	9,993,326	35.4
Other income	45,334	0.1	9,909	-
Income before income taxes	13,489,422	35.1	10,003,235	35.4
Provision for income taxes	(1,331,448)	3.5	(936,651)	3.3
Net income	$12,157,974	31.6	$9,066,584	32.1

Net sales. Our net sales were $38.5 million for 2010, compared to $28.2 million for 2009, an increase of $10.3 million, or 36.4% . Such increase was primarily due to an increase in the number of corporate stores from 4 during the fiscal year ended December 31, 2009 to 24 during the fiscal year ended December 31, 2010. Revenue from our corporate stores increased from $1.4 million in 2009 to $10.8 million in 2010, an increase of $9.4 million or 678.3% . The proportion of our net sales from our corporate stores increased from 5% in 2009 to 28% in 2010. Net sales from our franchised stores also increased from $26.8 million in 2009 to $27.7 million in 2010, an increase of $0.8 million or 3.15% compared to 2009. The reason for this increase was that our number of distributors increased from 22 in 2009 to 26 in 2010, offset by our conversion of 10 franchised stores into corporate stores and closures of 3 others during 2010. The proportion of our net sales from franchised stores decreased from 90% in 2009 to 71% in 2010. There were two reasons for this decrease. First, we restructured and consolidated our distributors in several provinces to address distributor performance concerns. For example, in Guangdong, Zhejiang and Hubei, we determined that distributors in these provinces did not comply with our distribution policy and as a result we decided to cancel their distributorships. In Liaoning Province, our closings were part of a process to consolidate distributorships under three provinces in northern China under a more capable distributor. The second reason for the decrease was the conversion of 10 franchised stores in Guangdong and Fujian Province into corporate stores due to disappointing distributor performance and to derive the most profit from our unit sales through vertical integration.

Additionally, our OEM income decreased from $1.5 million or 5% of revenue in 2009 to $0.3 million or 1% of revenue in 2010.

Cost of sales. Cost of sales increased $5.1 million, or 32.5%, to $20.8 million in 2010 from $15.7 million in 2009. This increase was mainly due to the increase in sales during 2010. Our ratio of inventory to cost of sales decreased from approximately 79% in 2009 to approximately 25% in 2010 as a result of improvement in our inventory management. We expect that this reduction will help improve liquidity, meet distributors’ orders and corporate store sales promptly, and mitigate the risk of fast changes in the fashion sportswear industry.

Gross profit and gross margin. Our gross profit increased $5.2 million, or 41.6%, to $17.7 million in 2010 from $12.5 million in 2009. Gross profit as a percentage of net sales (gross margin) was 46.0% and 44.4% for 2010 and 2009, respectively. The increase in the gross margin was primarily due to the increase in the number of our corporate stores from 4 as of December 31, 2009 to 24 as of December 31, 2010, which generally generated higher gross margin on sales than that generated by our franchised stores, and decrease in the number of our franchised stores from 122 as of December 31, 2009, to 109 as of December 31, 2010, which generally generated lower gross margin on sales than our corporate stores.

Administrative expenses. General and administrative expenses increased $0.3 million, or 23.1%, to $1.8 million in 2010, from $1.5 million in 2009. As a percentage of net sales, administrative expenses increased slightly from 4.7% in 2009 to 5.2% in 2010. The increase was mainly due to the increase of PRC business tax of $0.18 million for the increased payment of offshore royalty fee and design and development fee to offshore associated companies. The increase of salary by $0.11 million was mainly due to our recruitment of the chief financial officer of Hongri BVI in November 2009 and his payment of two months’ salary in 2009 compared with a full year’s salary in 2010.

Selling expenses. Selling and marketing expenses increased $1.4 million, or 130.7%, to $2.5 million in 2010, from $1.1 million in 2009. As a percentage of net sales, our selling expenses increased to 6.4% for 2010 from 3.8% for 2009. Such increase was primarily due to an increase in the number of our corporate stores from 4 in 2009 to 24 in 2010. Rental expenses from these stores increased by $1.1 million to $1.2 million from 2009 to 2010. Depreciation for our corporate stores also increased from $25,000 in 2009 to $326,000 in 2010.

Research and development expenses. Research and development expenses for the fiscal years ended December 31, 2010 and 2009 were $105 and $10,020, respectively.

Total other income (expenses). We had $45,000 in total other income in 2010, as compared to other income of $10,000 in 2009. Other income consisted of revenue from sales of certain excess raw materials.

Income before income taxes. Our income before income taxes increased $3.5 million, or 34.5%, to $13.5 million in 2010 from $10 million in 2009. Such increase was mainly due to the increase in inventory turnover and gross profit margin offset in part by a corresponding increase in operating costs in 2010 compared to 2009.

Income tax expense. Income tax expense increased $0.4 million, or 42.1%, to $1.3 million in 2010, from $0.9 million in 2009. The increase was mainly due to the increase in income before tax in 2010 compared to income before tax in 2009.

Net income. As a result of the factors described above, net income increased $3.1 million, or 34.1%, to $12.2 million for 2010 from $9.1 million for 2009.

Liquidity and Capital Resources

As of June 30, 2011, we had cash and cash equivalents of $15.03 million of which approximately $5.39 million was financed by our sale of shares of our common stock during the fiscal quarter ended March 31, 2011. To date, we have financed our operations primarily through net cash flow from operations.

Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates, the pricing of our products, and sales of our corporate store.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

Cash Flow
(all amounts in U.S. dollars)

	Six Months Ended		Fiscal Year Ended
	June 30,		December 31,
	2011	2010	2010	2009
Net cash provided by operating activities	$6,371,393	$8,337,270	$18,767,561	$5,727,739
Net cash used in investing activities	(1,093,080)	(1,449,312)	(7,196,782)	(5,592,887)
Net cash provided by financing activities	5,388,746	-	(7,993,995)	-
Effects of exchange rate change in cash	210,474	38,867	212,925	83
Net increase in cash and cash equivalents	10,877,533	9,825,449	3,789,709	134,935
Cash and cash equivalents at beginning of period	4,152,508	362,799	362,799	227,864
Cash and cash equivalent at end of period	$15,030,041	$10,188,248	$4,152,508	$362,799

Operating Activities

Net cash provided by operating activities was $6.37 million in the six months ended June 30, 2011, as compared to $8.34 million in net cash provided by operating activities in the same period in 2010. The decrease of $1.97 million in net cash provided by operating activities was mainly due to $10.1 million of tax payments during the six months ended June 30, 2011. The tax paid mainly consisted of value-added taxes of $5 million and accumulated business and withholding income taxes of $4.9 million for the Royalty and Services fee for our offshore affiliated entities incurred as of the end of 2010. As a result, there was an increase of $4 million tax paid during the six months ended June 30, 2011 compared to the six-month period ended June 30, 2010. Offsetting the increase in net cash provided by operating activities, we recorded a total increase of $2.62 million in total from increases in other receivables, inventory, trade receivables, and trade payables in the six months ended June 30, 2011 compared to the six months ended June 30, 2010, due to the increase in our scale of operations. Similarly decreasing net cash provided by operating activities, amortization of prepaid store rental and the related increase of depreciation caused us to incur $2.32 million in non-cash expenses during the six months ended June 30, 2011.

Net cash provided by operating activities was $18.8 million in fiscal year 2010, as compared to $5.7 million net cash provided by operating activities in fiscal year 2009, an increase of $13.1 million. The increase in net cash provided by operating activities was mainly due to our strategy to reduce our inventory level, which we estimate contributed $7.3 million of the cash increase and an increase of net income from sales of $3.1 million from fiscal year 2009 to fiscal year 2010. The reduction in our inventory level is expected to help improve liquidity, meet distributors’ orders and corporate store sales promptly, and mitigate the risk of sudden changes in fashion trends. Offsetting these increases were increases of various taxes accrual amounting to $2.6 million. Likewise, for the reason of reduction in net cash, there was an increase in other receivables and prepayments mainly due to the prepayment of rent to our corporate stores. We expect with the increase in number of corporate stores open in the second half of the year, our prepayment of that nature will be increased.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2011 was $1.09 million, as compared to $1.4 million net cash provided by investing activities in the same period in 2010. Net cash used in investing activities was mainly due to payments to acquire plant and equipment for the six months ended June 30, 2011. For the six months ended June 30, 2010, the net cash provided by investing activities was mainly due to the advance from directors of $6.1 million and the deposit payment of $4.4 million as part of the process to acquire the land use right for our Anhui facility.

Net cash used in investing activities in fiscal year 2010 was $7.2 million, as compared to $5.6 million net cash used in investing activities in fiscal year 2009. The increase in net cash used in investing activities was mainly attributable to a combination of the prepayment of consideration for our purchase of land for our current facility in the amount of $6.4 million, the deposit for the related construction fee in the amount of $6 million, and the repayment of directors’ advance in the amount of $6.2 million in 2010..

Financing Activities

Net cash provided by financing in the six months ended June 30, 2011 was $5.38 million, as compared to none in the same period in 2010. The increase of net cash provided by financing activities was mainly attributable to the completion of a private round financing in March 2011 whereby net proceeds $5.38 million was raised.

Net cash used in financing in fiscal year 2010 was $8.0 million, as compared to $0 net cash used in financing activities in fiscal year 2009. The decrease of net cash used in financing activities was mainly attributable to the payment of approximately $8.0 million in aggregate dividends declared by Roller Rome and France Cock during fiscal year 2009 and paid in 2010.

Loans, Other Commitments, Contingencies

As of June 30, 2011, we had no bank loans or other indebtedness. For discussion regarding certain other commitments and contingencies, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Obligations Under Certain Material Contracts”.

We believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months. We may, however, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Obligations under Certain Material Contracts

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 107,618.70 square meters, at Taihu City, Anhui at a consideration of RMB 118,380,570 (equivalent to approximately $17.96 million). In accordance with the payment terms, an initial payment of RMB 40 million (approximately $6.07 million) shall be made prior to the commencement of the construction work as advance payment. A second payment of RMB 40 million shall be made prior to the commencement of the second-phase construction work and final payment shall be made upon satisfactory completion of construction work. The contract construction period is December 31, 2010 to December 31, 2012.

Anhui Land Use Right Acquisition Contract

On September 2, 2010, Hongri PRC entered into an agreement with a third party to acquire a land use right in relation to the development of factories in Taihu City, Anhui Province, at a total consideration of RMB 43 million (approximately $6.5 million). Full consideration was paid in September 2010. We are in the process of obtaining approval from the relevant government bureau to the land use right transfer.

Investor Make Good Side Letter Agreement

The Company entered into an Investor Make Good Side Letter Agreement, dated March 11, 2011, or the Make Good Agreement. Pursuant to the Make Good Agreement, among other obligations, we agreed to targets of audited consolidated net income for Hongri BVI (determined in accordance with United States GAAP and excluding onetime gains or losses arising from non-cash, non-operation, and derivative items for the applicable period as determined by the Company’s independent registered public accounting firm) of $11,500,000 for fiscal year 2010 and $15,500,000 million for fiscal year 2011, respectively. If the foregoing threshold(s) are not met, then our controlling stockholders agreed to deliver their shares of common stock to the investors in the private placement that closed on March 31, 2011 on a pro rata basis in an amount determined according to certain formulae. To implement the make good provisions, we entered into an escrow agreement dated March 11, 2011, or the Escrow Agreement, to deposit, on behalf of our controlling stockholders, an aggregate of 4,000,000 shares of our common stock owned by them in an escrow account established pursuant to the Escrow Agreement with Deutsche Bank National Trust Company and David Steele, as investor representative. The deposited shares in the escrow account were to be released to such controlling stockholders upon either the fulfillment of the foregoing financial performance targets, or the listing of our shares on an accredited U.S. stock exchange by December 31, 2011 with a minimum market capitalization of $175,000,000. We met our financial performance threshold for fiscal year 2010. Subsequently, we entered into the Amendment No. 1 to the Make Good Agreement, on October 13, 2011, pursuant to which the parties of the Make Good Agreement clarified their intent that 2,000,000 shares subject to escrow may be released based on our fulfillment of the performance target for fiscal year 2010.

Pursuant to the Make Good Agreement, we also agreed to file a registration statement on Form 10 or Form S-1 with the SEC within 180 days following the closing of the share exchange and continue to maintain our reporting obligations following such filing and within 455 days following the closing of the private placement, cause our shares to be listed on an accredited stock exchange. To guarantee such registration obligations of the Company, our controlling stockholders agreed to pay the investors the liquidated damages in an initial amount equal to 15% of the financing proceeds in the private placement upon non-performance and an additional amount equal to 1.5% of such financing proceeds for each month of such non-performance, payable monthly. For 5 years following the closing of the private placement, the investors are also entitled to registration rights in respect of their shares in any offering of our securities.

Technology Development Service Contract and Trademark Licensing Agreements

Hongri PRC and Roller Rome entered into a Technology Development Service Contract on December 18, 2006, and supplementary agreements on December 28, 2006, December 30, 2007, December 30, 2008, December 28, 2009 and December 29, 2010 pursuant to which Roller Rome shall provide design and development services, including market research, product development, design, technical consulting and staff training, to Hongri PRC for an annual fee ranging from 90% to 99% of Hongri PRC’s net income before tax. As amended and supplemented, the Technology Development Service Contract is for a term of 5 years commencing from January 1, 2006. Hongri PRC paid RMB 34.05 million (approximately $5.2 million) to Roller Rome in July 2010. We have formally extended by agreement the deadline for remaining payment until December 31, 2013. Hongri PRC has extended the Technology Development Service Contract with Roller Rome for a further year to December 31, 2011. The purpose and effect of maintaining the Technology Development Service Contract is to reduce the PRC tax burden of Hongri PRC.

In connection with the royalties that Hongri PRC is required to pay to France Cock, Hongri PRC is allowed to remit the cash outside mainland China through competent banks after certain conditions are satisfied, including without limitation payment of the related taxes and obtaining the Filing Form regarding the Trademark Licensing Contract issued by the related trademark administration authority. The banks will accept the remittance application of the royalties to offshore companies once the documents evidencing the aforesaid requirements are complete and in order.

Pursuant to a Trademark Licensing Agreement (Contract No. 20051201001), dated December 1, 2005, France Cock agreed to license the trademark of Kabiniao (Registration No.3199344) to Hongri PRC for an annual licensing fee of RMB 1,000,000 (approximately $152,500) to be paid on January 1 of each year. The licensing term is 10 years commencing from January 1, 2006.

Pursuant to a Trademark Licensing Agreement (Contract No. 20091201001) executed in 2009, France Cock agreed to license the trademark of KBS (Registered No.4342760) to Hongri PRC for an annual licensing fee of RMB 40,000,000 (approximately $6.1 million) to be paid on December 31 of each year. The licensing term is 5 years commencing from January 1, 2009.

For the services fees under the Technology Development Service Contract between Hongri PRC and Roller Rome, Hongri PRC is allowed to pay such fees through competent banks after all the required documents are submitted, which include tax return certificates, contract between the parties, invoice issued by the receiving party and other documents as required by the banks. In 2010, Hongri PRC remitted a portion of the required payments, and intends to remit the remaining required amounts in due course by December 31, 2013 as agreed by Roller Rome and France Cock. We also anticipate that those fees will be returned to Hongri PRC in the form of capital investments. According to the PRC EIT law and its implementation rules, France Cock and Roller Rome must pay withholding taxes relating to the royalties and services at a rate of 10% of their income, which must be withheld by Hongri PRC before it may remit the royalties and fees. As France Cock is a Hong Kong company, under the tax treaty between mainland China and Hong Kong, France Cock may enjoy a preferential withholding tax rate of 7% of the total royalty fees which may be lower than that requested by the PRC EIT law and its implementation rules. However, whether such preferential tax rate will be granted will be decided by the relevant PRC tax authority.

Hongri PRC can only get offshore cash from its shareholder Vast Billion, in the way of shareholder loan or increase of the registered capital of Hongri PRC. Therefore, if any offshore subsidiary wishes to transfer cash to Hongri PRC, it should transfer the cash to Vast Billion first and have Vast Billion make a loan or contribute the registered capital to Hongri PRC. There are no PRC tax consequences from such transfers.

The PRC foreign exchange control policy may have an impact on our ability to transfer cash from our offshore subsidiaries to Hongri PRC. The SAFE sets high standards and strict requirements for settlement of foreign exchange gained from shareholder loans or increases in the registered capital of foreign-invested enterprises in the PRC. In addition, the RMB funds converted from capital settlement should not be used for any domestic equity investment or purchase of any domestic real estate for non-self use purpose.

The foregoing restrictions on the ability of our subsidiaries to transfer cash to other entities within our corporate structure are not expected to have a material impact on the net assets and liquidity of the Company and its subsidiaries.

Except as set forth above, we have no other material long-term debt, capital or operating lease or fixed purchase obligations.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our business, like that of many retailers, is seasonal. Historically, we have realized more of our revenue and earnings in the fourth quarter, which includes the majority of the holiday shopping season, than in any other fiscal quarter.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions include, but are not limited to, the valuation of accounts receivable, inventories and the estimation of useful lives of property, plant and equipment. Actual results could differ from those estimates.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectability of accounts receivable. A considerable amount of judgment is required in assessing the amount of the allowance. The Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial positions of the customers are to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting period, the management considers that the establishment of general provisioning policy is not necessary as the bad debt experience was rare and insignificant. For those amounts identified as doubtful after assessment, the Company makes specific provision for these doubtful amounts. Bad debts are written off when identified.

The Company extends unsecured credit to customers ranging from 30 to 90 days in the normal course of business. The Company does not accrue interest on accounts receivable.

Inventories

Inventories are stated at the lower of cost or net realizable value where net realizable value is market value less cost to sell. Cost is determined on a weighted-average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company adjusts reserve requirements generally based on its projected demand requirements, market conditions and product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, during the reporting periods, the management established the following rates of general provision provided on gross amount of inventories:

	Rate	Percentage of	Percentage of
		Inventory of this	Inventory of this
		Age in 2010	Age in 2009

Aged over 6 months but within 1 year	3%	8.5%	0.1%
Aged over 1 year but within 2 years	10%	5.6%	0.3%

Aged inventory levels increased from 2009 to 2010 primarily due to our growth and higher orders for anticipated future growth and expected increases in prices of raw materials which were held as inventories.

Historically, the actual net realizable value is close to the management estimation. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Operating leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets are effectively retained by the lessors. Operating lease expenses are charged to the consolidated statement of income and comprehensive income on a straight-line basis over the period of the lease term.

Premium paid for operating leases

Premium payments to last owners of new stores under operating leases are amortized over the lease terms on straight-line basis and included in prepayments and premium paid under operating leases in the consolidated balance sheets. During the year ended December 31, 2010, total premiums paid to last owners was $1.17million and related amortization was $107,037. No payment of premium and related amortization were made for the year ended December 31, 2009.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual value

Plant and machinery	5 years	10%
Motor vehicles	5 years	10%
Office equipment, furniture and fixtures	5 years	10%
Leasehold improvements - factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements - shops	Shorter of estimated useful life of 1.5 years or lease term	Nil

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Trademarks

Trademarks are stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over their useful lives of 10 years granted from the relevant PRC authorities.

Impairment of Long-Lived Assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 “Impairment or Disposal of Long-Lived Assets” (previously Statement of Financial Accounting Standards (“SFAS”) No. 144), Accounting for the impairment or disposal of long-lived assets, respectively. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Revenue Recognition

Revenue from sales of the Company’s products in wholesales is recognized upon customer acceptance, which occur at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. Except for defective items, we do not provide our customers with contractual rights of return for any of our products. When there are any significant post-delivery performance obligations, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customer in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under wholesale do not include any terms which may impose any significant post-delivery performance obligations on the Company.

Revenue from sales of the Company’s products in retail is recognized upon customer acceptance, which occurs at the time the product is purchased by the retail customers at our retail stores, the sale price is fixed and determinable and collection is reasonably assured. Except for defective items, the Company does not have a return policy allowing retail customers to return the products sold. When there is any significant post-delivery performance obligations, revenue is recognized only after such obligations are fulfilled. The Company evaluates the rules and regulations relating to retail sales of the Company’s products in order determine whether any significant post-delivery performance obligations exist. Currently, the rules and regulations relating to retail sales of the Company’s products in the PRC does not include any provisions which may impose any significant post-delivery performance obligations on the Company.

Net sales represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The Company is subject to VAT which is levied on the majority of the products of Hongri PRC at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for sales.

Customer Loyalty Program

The Company maintains a customer loyalty program in both the Company’s stores and distributors’ stores. Any consumer can receive a free membership card if the purchase of our products reaches a threshold amount. This amount and related reduction from points redemption are determined by the Company or each distributor and vary from region to region in the PRC. Under the program, the customers accumulate points based on purchase activities. The accumulated points are not redeemable for cash and can only be redeemed as a reduction for subsequent purchases at the store for which the points are accumulated. All the points accumulated during a calendar year must be redeemed within that calendar year and all the unredeemed points will be expired on December 31 of each calendar year. It is the Company’s policy to accrue a liability quarterly based on the value of points accumulated for the Company’s stores, which is classified as other payables under current liabilities, less an estimate for breakage and records a related reduction in net revenue for the periods. The estimate for breakage is based on historical redemption experience for the Company’s stores. Since the accumulated points are expired on December 31 of each calendar year, no liability for customer loyalty program was accrued as of December 31, 2010 and 2009. The related reduction in net revenue for the years ended December31, 2010 and 2009 were $49,401 and $6,768 respectively.

Store Opening Costs

Costs incurred in connection with store start-up costs, such as travel for recruitment, training and setup of new store openings, are expensed as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740 “Income Taxes” (previously SFAS No. 109). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

VAT

VAT in the PRC is charged at a rate of 17% on the invoiced values of the Company’s purchases from suppliers (“Input VAT”) and sales to customers (“Output VAT”). The Company is required to pay the VAT to the tax authority monthly on a net basis if Output VAT is higher than Input VAT for a particular month and this VAT payable is classified as other payables under current liabilities. If Input VAT is higher than Output VAT for a particular month, the VAT recoverable, which can be used to deduct the Output VAT of subsequent months, is classified as other receivable under current assets. For goods and services from suppliers for non-production purposes (i.e., selling and administrative purposes), the related VAT paid will be expensed when incurred and classified as operating expenses for the reporting periods. The accounts receivable includes the Output VAT receivable from customers. As of December 31, 2010 and 2009, the Output VAT receivables from customers, which were included in accounts receivable, were RMB1,469,641 (equivalent to approximately $222,945) and RMB1,097,719 (equivalent to approximately $161,035) respectively.

The VAT paid to the tax authority for the years ended December 31, 2010 and 2009 were RMB23.6million (equivalent to approximately USD3.5 million) and RMB1.6 million (equivalent to approximately USD230,000), respectively.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Foreign Currency Translation

The functional currency of Hongri PRC is RMB which is not freely convertible into foreign currencies. Hongri PRC maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income/loss for the respective periods.

For financial reporting purposes, the financial statements of Hongri PRC which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in accumulated other comprehensive income, a component of stockholders’ equity. The exchange rates in effect as of December 31, 2010 and 2009 were RMB 1 for 0.1517 and RMB 1 for $0.1467, respectively. There was no significant fluctuation in exchange rate for the conversion of RMB to United States dollars after the balance sheet date.

Fair Value of Financial Instruments

The Company adopted ASC 820 (previously SFAS No. 157) on January 1, 2008. The adoption of ASC 820 did not materially impact the Company’s financial position, results of operations or cash flows.

The Company considers the carrying values reported in the consolidated balance sheet for current assets and current liabilities qualifying as financial instruments approximate their fair values due to the short-term maturity of such instruments.

OUR CORPORATE HISTORY AND STRUCTURE

Our Corporate History and Background

We were organized under the laws of the State of Nevada on December 20, 2010 under the name Bay Peak 1 Opportunity Corp. Our initial shareholders were: Bay Peak, LLC, Kema Management (USA), Inc., Christopher E. Jensen and Jensen Children Irrevocable Trust, dated May 25, 2010. From our inception until completion of the reverse acquisition of Hongri BVI discussed in more detail below, we were a shell company with no assets or operations. Immediately prior to the share exchange transaction described below, our executive officers and directors consisted of Mr. Christopher Jensen, Mr. David Steele and Mr. Cory Roberts.

On March 9, 2011, we completed a round of private equity investment and issued an aggregate of 49,665 shares of our common stock to a number of private investors.

Reverse Acquisition of Hongri BVI and Private Placement

On March 11, 2011, we entered into a share exchange agreement with Hongri BVI and its stockholders, Mr. Sun Keung Chan and Ms. So Wa Cheung, or the Share Exchange Agreement, whereby we acquired 100% of the issued shares of Hongri BVI in exchange for 15,936,820 shares of our common stock. We refer to this transaction as the reverse acquisition. The reverse acquisition was completed in two closings occurring on March 11, 2011 and March 31, 2011, respectively, as the final share exchange amount was contingent on the size of our contemporaneous private placement, described below. Specifically, pursuant to Section 2.1 of the Share Exchange Agreement, the formula to determine the number of shares that Mr. Chan and Ms. Cheung would receive was as follows: (A) 18,393,836 minus (B) (i) (I) the aggregate amount of proceeds raised by the Company in the financing (including any proceeds raised in closings subsequent to the initial closing), defined as the “Financing Proceeds”, divided by (II) (x) $45,000,000 plus (y) the Financing Proceeds, multiplied by (ii) 19,993,300. The agreement also provided that Mr. Chan and Ms. Cheung would receive the pro rata number of shares based on their ownership of Hongri BVI. The aggregate number of shares that the investors participating in the financing would receive was equal to the difference between the figures in (A) and (B) of the above formula. As described below, the total proceeds from the private placement were $6,304,977, and therefore Mr. Chan and Ms. Cheung received 15,936,820 shares in aggregate and the private placement investors received a total of 2,457,016 shares based on the foregoing formula (reflecting certain rounding adjustments). Mr. Chan and Ms. Cheung subsequently consented to a different allocation of stock from their relative holdings of Hongri BVI, resulting in Mr. Chan being issued 11,509,213 shares of common stock and receiving 766,185 shares in transfer from Ms. Cheung, and Ms. Cheung receiving 3,661,422 shares of common stock after this transfer.

Also on March 31, 2011, we completed a private placement of 2,457,016 shares of our common stock for an aggregate price of $6,304,977, representing 11.58% of our issued and outstanding capital stock on a fully-diluted basis. After the consummation of the share exchange and private placement, the shares of our common stock held by the former shareholders of Hongri BVI constituted 75.10% of our issued and outstanding capital stock on a fully-diluted basis. Hongri BVI became our wholly-owned subsidiary and Mr. Sun Keung Chan and Ms. So Wa Cheung, the former shareholders of Hongri BVI, became our controlling stockholders. For accounting purposes, the share exchange transaction with Hongri BVI was treated as a reverse acquisition, with Hongri BVI as the acquirer and KBS International as the acquired party. The transaction resulted in a change of control of our company.

In connection with the reverse acquisition, all of our directors and officers resigned from all of their positions, effective on March 11, 2011, with the exception of Mr. Cory Roberts, who remained as a member of our board of directors, and Mr. Keyan Yan, Mr. Stanley Wong and Ms. Bizhen Chen were appointed as members of our board of directors, effective on March 11, 2011. In addition, Mr. Yan was appointed as our Chief Executive Officer and Mr. Wong was appointed as our Chief Financial Officer, effective on March 11, 2011.

As a result of the reverse acquisition, we are now engaged in the design, development, manufactory marketing and sale of fashion sportswear in China. On May 25, 2011, we changed our name to KBS International Holdings Inc. to more accurately reflect our new business operations.

Corporate History

Mr. Keyan Yan and Ms. Bizhen Chen established Hongri PRC on November 17, 2005 as a manufacturer and distributor of sports clothing. From 2006 to February 2011, Hongri PRC’s revenues and operations were controlled through a “variable interest enterprise”, or VIE, structure as a VIE of Roller Rome, a BVI corporation established on March 28, 2006 by Ms. Bizhen Chen, who is a Chinese national, pursuant to the Technology Development Service Contract and the Repurchase Agreement. The VIE structure was terminated in February 2011, when the Company’s control of Hongri PRC was changed to be a direct shareholding relationship, as described below. The purpose of the former VIE arrangement with Roller Rome was to permit Roller Rome to control Hongri PRC in a manner that did not violate PRC law and to reduce the tax burden of the Company.

Hongri BVI was organized by Mr. Sun Keung Chan and Ms. So Wa Cheung, both of whom are Hong Kong residents, on July 8, 2008, as an offshore investment holding company on behalf of Mr. Keyan Yan, a mainland PRC resident. Mr. Yan entered into the Option Agreement pursuant to which Mr. Yan was entitled to an exclusive right to purchase the 100% equity interest in Hongri BVI from Mr. Chan and Ms. Cheung at a cash consideration equivalent to the nominal value of the issued share capital of Hongri BVI. The purpose of these arrangements was to permit Mr. Yan to retain control over Hongri BVI without the need to obtain the regulatory approvals that might have been required for a mainland PRC resident to hold stock in a non-Chinese entity. Hongri BVI acquired 100% of the equity interest of Roller Rome on January 4, 2010. Therefore, from January 4, 2010 to December 31, 2010, Hongri PRC may be considered to have been an indirect VIE of Hongri BVI through Hongri BVI’s ownership of Roller Rome and through Roller Rome’s contractual relationship with Hongri PRC, and Hongri BVI was able to consolidate the revenues of Hongri PRC into its financial statements. In order to rationalize our corporate structure, in February 2011, Hongri PRC was restructured as a wholly-owned subsidiary of Vast Billion, a Hong Kong company and a wholly-owned subsidiary of Hongri BVI, as described below. Therefore, the VIE structure was terminated in February 2011 because under PRC law, Vast Billion was permitted to be a direct equity owner of Hongri PRC at that point.

Vast Billion was organized by Mr. Sun Keung Chan on November 25, 2010. Vast Billion was formed to act as a holding company for our operations. On December 28, 2010, Vast Billion, Ms. Bizhen Chen and Mr. Keyan Yan entered into a share purchase agreement whereby Vast Billion acquired 100% of the equity of Hongri PRC from Ms. Chen and Mr. Yan. On February 15, 2011, Hongri PRC obtained the approval to become a PRC wholly-foreign-owned enterprise, or WFOE. In February 2011, Hongri BVI acquired from Mr. Chan 100% of the issued shares of Vast Billion. As a result, Hongri PRC became the indirect wholly-owned subsidiary of Hongri BVI. Since no Chinese nationals have stock ownership of either Hongri BVI or Vast Billion, we have not been required to obtain any regulatory approvals from the authorities in China with respect to our corporate structure other than the approval obtained on February 15, 2011.

Mr. Keyan Yan entered into an Amended and Restated Option Agreement with Mr. Chan and Ms. Cheung, dated March 9, 2011, or the Amended and Restated Option Agreement, which amended and restated the Option Agreement. Pursuant to the Amended and Restated Option Agreement, Mr. Chan and Ms. Cheung granted an option to Mr. Yan to acquire all of the shares of our common stock that Mr. Chan acquired in connection with the reverse acquisition, for an aggregate exercise price of RMB 131,409 (approximately $20,000). Mr. Yan may exercise this option during the period commencing on the date which is 6 months after the date on which the first registration statement is filed by us under the Securities Act, and ending on the 5th anniversary thereof. The purpose of this arrangement was to permit Mr. Yan to retain control over the Company without needing to obtain the regulatory approvals that might have been required for a mainland PRC resident to hold stock in a non-Chinese entity.

France Cock, a Hong Kong corporation, was established on September 21, 2005 by Mr. Keyan Yan for the purpose of holding trademarks and patents. Hongri BVI acquired 100% equity interest of France Cock on January 4, 2010 at the then issued and paid up capital and it became a wholly-owned subsidiary of Hongri BVI.

On March 16, 2011, Hongri PRC established a wholly owned subsidiary, Anhui Kai Xin, as a PRC company. Its registered capital is RMB 1 million and is fully paid. Anhui Kai Xin was formed to consolidate our PRC operations in Anhui Province into this entity.

Private Placement

On March 31, 2011, we completed a private placement of 2,457,016 shares of our common stock for an aggregate price of $6,304,977, representing 11.58% of our issued and outstanding capital stock on a fully-diluted basis. In connection with the private placement, our controlling stockholders entered into the Make Good Agreement, dated March 11, 2011, pursuant to which, we established targets of audited consolidated net income for Hongri BVI (determined in accordance with United States GAAP and excluding one-time gains or losses arising from non-cash, non-operation, and derivative items for the applicable period as determined by the Company’s independent registered public accounting firm) of $11,500,000 for fiscal year 2010 and $15,500,000 million for fiscal year 2011, respectively. If the foregoing threshold(s) are not met, then our controlling stockholders agreed to deliver their shares of common stock to the investors in the private placement that closed on March 31, 2011 on a pro rata basis in an amount determined according to certain formulae. To implement the make good provisions, we entered into the Escrow Agreement to deposit, on behalf of our controlling stockholders, an aggregate of 4,000,000 shares of our common stock owned by them in an escrow account established pursuant to the Escrow Agreement with Deutsche Bank National Trust Company and David Steele, as investor representative. The deposited shares in the escrow account were to be released to such controlling stockholders upon either the fulfillment of the foregoing financial performance targets, or the listing of our shares on an accredited U.S. stock exchange by December 31, 2011 with a minimum market capitalization of $175,000,000. We met our financial performance threshold for fiscal year 2010. Subsequently, we entered into the Amendment No. 1 to the Make Good Agreement, on October 13, 2011, pursuant to which the parties of the Make Good Agreement clarified their intent that 2,000,000 shares subject to escrow may be released based on our fulfillment of the performance target for fiscal year 2010.

Pursuant to the Make Good Agreement, we also agreed to file a registration statement on Form 10 or Form S-1 with the SEC within 180 days following the closing of the share exchange and continue to maintain our reporting obligations following such filing and within 455 days following the closing of the private placement, cause our shares to be listed on an accredited stock exchange. To guarantee such registration obligations of the Company, our controlling stockholders agreed to pay the investors the liquidated damages in an initial amount equal to 15% of the financing proceeds in the private placement upon non-performance and an additional amount equal to 1.5% of such financing proceeds for each month of such non-performance, payable monthly. For 5 years following the closing of the private placement, the investors are also entitled to registration rights in respect of their shares in any offering of our securities.

We and our controlling stockholders also agreed to give the investors the right of first refusal in the sale, transfer or issuance of our securities to subscribe pro rata to the shares being sold, transferred or issued. Where an investor does not exercise in full such right of first refusal, we and such controlling stockholders agreed to give the investors the co-sale rights to participate pro rata in the sale or transfer of our securities. These rights will terminate following the listing of our shares. Our controlling stockholders and the investors agreed not to dispose of their shares in the Company prior to the listing of our shares.

Also pursuant to the Make Good Agreement, our controlling stockholders and other shareholders that were party to our March 31, 2011 private placement agreed not to sell or otherwise transfer or dispose of any shares of our common stock until the listing of our shares on an eligible stock exchange, without the prior written consent of the Investor Representative (as defined in the Make Good Agreement).

In connection with the private placement, Bay Peak, LLC is entitled to nominate one member, or Investor Nominee, to our board of directors until we complete the listing of our shares. The Investor Nominee is initially Cory Roberts. Each of the controlling stockholders and the investors appointed the Investor Nominee as its proxies to represent and to vote all of such party’s shares of Common Stock in accordance with the terms and provisions of the Make Good Agreement, to the extent if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner that is inconsistent with the terms of the Make Good Agreement. The investors are entitled to approve, through the investor representative, certain material corporate transactions of the Company. The investors are also entitled to certain information rights, until we complete the listing of our shares, which obligates us to provide our quarterly and yearly financial statements to the investors within prescribed timeframes of 45 days and 120 days following the end of the fiscal quarters and fiscal years, respectively.

Upon the closing of the private placement that closed on March 31, 2011, we executed an Additional Warrant Side Letter Agreement, pursuant to which we issued a three-year warrant to each of the investors in this private placement to purchase shares of Common Stock of the Company in numbers equal to 50% of the aggregate number shares of Common Stock acquired by such investor in the private placement, at a per share exercise price of $2.96.

Our Corporate Structure

All of our business operations are conducted through our Chinese operating subsidiaries, Hongri PRC and Anhui Kai Xin. The chart below presents our corporate structure as of the date of this prospectus:

OUR BUSINESS

Overview of Our Business

We are engaged in the design, manufacturing, marketing, distribution and sale of fashion sportswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006.

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2010, the suggested retail prices of our products ranged from RMB 50 to RMB 1,280 (approximately $7.50 to $192.50) for our apparel products and RMB 24 to RMB 468 (approximately $3.60 to $70.40) for our accessory products. Our products feature a unique and stylish design that is sportier than typical casual wear, but more fashionable than traditional sportswear, as well as quality fabrics and materials. Since 2006, we have launched 450 collections of new products each year with a different theme to highlight the current trends in sportswear for the season.

Our marketing concept is “French origin, Korean design and made for Chinese.” Our target customers are middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. We have adopted “KBS” as a uniform brand name and image for all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where our products are sold.

We have established a nationwide distribution network covering 16 of China’s 32 provinces and centrally administered municipalities. As of June 30, 2011, this network was comprised of 28 corporate stores owned and operated by us and 112 franchised stores operated by 24 third-party distributors or their sub-distributors. The number of stores has grown significantly in recent years, from 1 corporate store and 7 franchised stores as of December 31, 2006 to 24 corporate stores and 109 franchised stores as of December 31, 2010. In the years ended December 31, 2010 and 2009, sales through our corporate stores accounted for 28% and 5% of our revenues, respectively, and sales through distributors accounted for 71% and 90% of our revenues, respectively. We act as an original equipment manufacturer, or OEM, upon request. Income from such services accounted for 1% and 5% of revenue for the years ended December 31, 2010 and 2009, respectively. By the end of 2012, we plan to increase our corporate stores and franchised stores to 99 and 468, respectively.

Our production facility is located in Taihu City in Anhui Province, China. Our facility has a production capacity of 2 million sportswear items per year. We obtained a one-year lease to this facility in January 2011 and it started production in March 2011, following its relocation from Shishi City, Fujian, China. Our new facility takes advantage of lower labor costs and a more stable labor supply. Prior to its relocation and from 2009, and following its relocation and resumption of operations in March 2011, our facility had operated at full capacity. Since our previous and current temporary production facilities were operating at full capacity, we outsourced approximately 30.9% and 16.2% in the years ended December 31, 2010 and 2009 and approximately 30.3% and 40.7% in the six months ended June 30, 2011 and 2010, respectively, of production of our products in terms of sales volume to PRC-based third party contract manufacturers. We have acquired land adjacent to our current facility consisting of 110,557 square meters to build a new facility. Once completed, total production capacity is expected to be 10 million sportswear items per year compared with our current capacity of 2 million per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We intend to take measures to expedite the construction schedule, including extensions to our current rented facilities and hiring additional workers. Once the land resettlement issue has been resolved, we anticipate that construction of the adjacent facility may be completed in approximately 25 months.

We have experienced rapid growth in recent years. For the years ended December 31, 2010 and 2009, we generated total net sales of $38.5 million and $28.2 million, respectively, and a net income of $12.2 million and $9.1 million, respectively. For the six months ended June 30, 2011 and 2010, we generated total net sales of $27.25 million and $16.04 million, respectively, and a net income of $8.17 million and $5.27 million, respectively.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing sportswear industry in China.

  We are well positioned in the Differentiated sportswear market. We believe that our products are differentiated through unique positioning in a niche market between casual wear and apparel (such as ZARA, H&M, and JeansWest) and traditional sportswear (such as Adidas and Nike). Our products have a unique style that is sportier than typical casual wear, but more fashionable than traditional sportswear. The competition in this niche market is relatively weak and there are no existing dominant players, except Kappa. Compared to Kappa, we believe that we have a competitive price, fashionable color mix and younger look, and better focus on our target customers.

  There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are middle-class consumers in the 20-40 age range. According to the national census in 2010, the population between 15-59 year-old was 940 million. Our target group falls into this category would, on a prorate basis, be estimated at 415 million of population. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase sportswear for different sporting and fitness activities. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon functionality, brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more health conscious and fitness oriented and has shown a propensity for increased spending on sports and outdoor activities.

  We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 16 employees as of June 30, 2011. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 450 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

  Our trademarked brand has earned a following in China. The KBS brand was developed in 2006 and we have held its trademark in China since 2008. Our marketing concept is “French origin, Korean design and made for Chinese.” Our target customers are middle-class consumers in the 20-40 age range. We believe that our products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of our target customers. We believe the KBS brand is essential to our success in the highly fragmented sportswear market in China.

  We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of June 30, 2011, we had 28 KBS branded corporate stores and 112 franchised stores across 16 of China’s 32 provinces and centrally administered municipalities. TheKBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of June 30, 2011, we had 24 large distributors operating 112 franchise stores. Seven of our distributors have been working with us for more than 3 years and operate 82 of our 112 stores in Hainan, Huanan, Tianjing, Beijing, Inner Mongolia, Hebei, Guangxi, Sichuan and Chongqing provinces. We have plans to support large distributors in Guangdong, Helongjiang and Jiangsu to encourage them to open more franchised stores in these provinces in the next six months. Specifically, our plan is to let those distributors be the sole provincial distributors. We will cooperate with them to open up flagship stores in these area. In terms of support, we have set up our Jiangsu office to coordinate and identify the selection of stores location. Our Fujian Headquarters will put more human resources in the Guangdong Province. Meanwhile, for Heilongjiang Province, we have designated the Heilongjiang distributor be the sole distributor to cover not only Heilongjian, but also Jilin and Liaoning Provinces. We will open branch office in Liaoning Province to coordinate the development early next year. In terms of financing assistance, we have committed to subsidize them in the amount of RMB90,000 for each franchised store opened. The total financing would be in the range of RMB3-5 million. We select our distributors based on a number of criteria, including experience in the sportswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventories in their stores. Prior to 2011, we sold a substantial amount of our products through our distributors, which has allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development. From 2011, we will open up more corporate stores and flagship stores for showcase purpose so as to attract more capable distributors to share with our vision.

  We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer and founder, Mr. Keyan Yan, and our Chief Financial Officer, Mr. Stanley Wong. Mr. Yan has over 15 years of experience in the sportswear industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 10 years, Mr. Keyan Yan acquired and developed the KBS brand. With his distinctly strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market.. Mr. Stanley Wong joined KBS in November 2009 and has over 17 years of senior management experience in finance, internal control, credit and corporate managementboth in listed and unlisted companies in the Greater China Region. Mr. Wong has also had over 8 years senior management experience with PRC companies relating to IPO and investors relations. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategies

We intend to further strengthen our market position in the sportswear market in China by implementing the following strategies:

  We plan to open additional stores across China. We intend to continue to strengthen and expand our brand awareness by opening additional stores to showcase our expanding product portfolio. We intend to increase our store coverage by: (1) strengthening our relationships with our existing distributors through greater support, such as providing on-going training, conducting site visits and working closely to select sites and manage additional store openings; (2) identifying new distributors to broaden our presence in existing and new markets; and (3) expanding the number and geographic coverage of our stores, which we believe will assist us in achieving brand recognition. In particular, we intend to focus on building up our network of franchised stores across China, which we believe can help further promote our brand awareness, showcase our complete product collections, stimulate sales in corporate stores in nearby regions and improve our overall business performance. By the end of 2012, we plan to increase our corporate stores and franchised stores to 99 and 468, respectively.

  We plan to establish additional marketing and branch offices. We plan to establish a marketing office in Shanghai by the end of 2011. Our marketing and R&D team will move to the Shanghai office, and our distributors will come to Shanghai for our trade fair, instead of Shishi City in Fujian. Shanghai is one of the fashion centers in China with some of the top fashion institutes and designers. We believe that this strategic relocation will enable us to quickly adapt to domestic and international fashion trends and to have better access to a high quality pool of designers which, in turn, will strengthen our product design capabilities and our ability to compete more effectively against our competitors. We also plan to establish branch offices in Hunan, Sichuan, Liaoning, Hubei and Zhejiang provinces to better coordinate the development of corporate and franchised stores. Our branch offices will also be responsible for national and regional marketing campaigns, fast feedback reporting system monitoring, inventory control and performance evaluation. In August 2010, we opened up our first branch office in Jiangsu and it was successful in identifying large, well-positioned distributors and good locations for opening up our self-run stores.

  We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s fashion sportswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed sportswear for our target market. In particular, we aim to increase our brand awareness through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen the brand awareness in our target market and enhance customer loyalty.

  We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe are unique sportswear. We plan to relocate our design and product development center to Shanghai and plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular sportswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new marketopportunities. We believe that our focus on designing unique and quality sportswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

  We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City in Anhui Province, China. Our facility has a production capacity of 2 million sportswear items per year. We obtained a one-year lease to this facility in January 2011 and it started production in March 2011, following its relocation from Shishi City, Fujian, China. Our new facility takes advantage of lower labor costs and a more stable labor supply. Prior to its relocation and from 2009, and following its relocation and resumption of operations in March 2011, our facility had operated at full capacity. Since our previous and current temporary production facilities were operating at full capacity, we outsourced approximately 30.9% and 16.2% in the years ended December 31, 2010 and 2009 and approximately 30.3% and 40.7% in the six months ended June 30, 2011 and 2010, respectively, of production of our products in terms of sales volume to PRC-based third party contract manufacturers. We have acquired land adjacent to our current facility consisting of 110,557 square meters to build a new facility. Once completed, total production capacity is expected to be 10 million sportswear items per year compared with our current capacity of 2 million per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We intend to take measures to expedite the construction schedule, including extensions to our current rented facilities and hiring additional workers. Once the land resettlement issue has been resolved, we anticipate that construction of the adjacent facility may be completed in approximately 25 months. Please see “—Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 450 to 600 different styles of products each season and intend to increase the number of our product offerings in the future.

  We plan to implement an ERP system. We plan to implement an ERP system (which includes a point-of- sale system) to streamline and secure the data simulation process with our distributors and internal communication. The ERP system will enhance the timing and accuracy of sales information of each store. It collects data and shows records for daily sales, inventory balance and sales analysis. It will also have better control of cash and credit card vouchers management. With the ERP system, reconciliation of bank and cash balances of each store will be easier to achieve. On a national basis, we will track customer preferences and fashion trends geographically in order to keep up with our designs. The ERP system will provide us not only the store and sales analysis, but also just-in-time management and forward looking information such as raw material levels, delivery schedules, cost and management accounting information. As such, we will be able to make prompt responses to market demand. We expect to invest around $570,000 to implement the system, which will enable us to effectively communicate with our distributors with respect to market information, thus shortening our response time to changing consumer preferences.

The KBS Brand

We are engaged in a highly competitive industry in which brand image and recognition is critical to attracting customers to purchase our products. We have adopted KBS as a uniform brand name and image for all stores in our distribution network and on all products sold in those stores. The KBS brand was created by Ms. Qinghua Ye in 2006 and registered with the trademark administration authority in 2008. Subsequently, Ms. Ye assigned the KBS trademark to Hongri PRC in 2008. In 2009, Hongri PRC transferred this trademark to France Cock, which then licensed such trademark back to Hongri PRC. Based on our sharp rise in revenue since 2006, we believe that the KBS brand has gained a following in the fashion sportswear market in the cities where our products are sold.

To promote our brand, we have developed and implemented brand management policies in all of our corporate stores and franchised stores. Our brand management policies set out detailed requirements for store decorations and display of products. This enables us to project a consistent brand image. In addition, each season our design and product development team develops display concepts, including the presentation of our collections in the stores and the color schemes for the backdrops. We also work closely with our distributors to supervise the daily operations of franchised stores through unscheduled visits to ensure that our brand management policies are properly followed.

We may suspend the supply of our products or terminate distribution agreements in the event that any of our distributors or their sub-distributors consistently fails to comply with our brand management policies.

Our Products

We focus on the design and distribution of fashion sportswear, including apparel and accessories. Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. Most of our products are designed to appeal to consumers between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2010, the suggested retail prices of our products ranged from RMB 50 to RMB 1,280 (approximately $7.50 to $192.50) for our apparel products and RMB 24 to RMB 468 (approximately $3.60 to $70.40 for our accessory products.

Our products feature unique and stylish design that is sportier than typical casual wear, but more fashionable than traditional sportswear, as well as quality fabrics and materials. Since 2006, we have launched 450 collections of new products each year with a different theme to highlight the current trends in sportswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team with the collaboration of Korean designers. As of June 30, 2011, our design and product development team comprised 16 members, including one senior designer with over five years of working experience. Final design concept has to be approved by Mr. Yan Keyan who has more than 15 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers.

Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

In a typical season, we design and make around 600 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 450 designs for mass production. Final design of all of our products will be approved by our Chairman, Mr. Yan Keyan.

We plan to relocate our design and product development centre from Shishi City, Fujian Province to Shanghai for product design and market research and analysis by the end of 2011. Shanghai is one of the fashion centers in China with some of the top fashion institutes and designers. We believe that this strategic relocation will enable us to quickly adapt to domestic and international fashion trends and to have better access to a high quality pool of designers which, in turn, will strengthen our product design capabilities and our ability to compete more effectively against our competitors.

Our Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 16 of China’s 32 provinces and centrally administered municipalities.

Corporate Stores

As of June 30, 2011, we owned and operated 28 corporate stores with an average floor area of approximately 103 square meters. The number of corporate stores has grown significantly in recent years from 1 as of December 31, 2006 to 24 as of December 31, 2010, with the aggregate floor area increasing from approximately 60 square meters as of December 31, 2006 to approximately 2,809 square meters as of December 31, 2010. In the years ended December 31, 2010 and 2009 and six months ended June 30, 2011 and 2010, sales through our corporate stores accounted for 28%, 5%, 55% and 11% of our revenues, respectively.

We directly own and operate all of our corporate stores. This direct control enables us to have closer relationship with our ultimate customers and better understanding of market trends and consumer preferences. Required capital for opening of each store depends on the location and area of the designated store. On average, the renovation cost per store is around $45,000 and the first year of rent payment is around $380,000 including premium paid to last owner. Rental period varies from two to five years, so the total capital required to open a new store is generally around $425,000 per store. Once negotiation of rent is concluded, it takes one to two months to open up a store. We usually open up stores right before a peak season, such as labor holiday in May, National holiday in October and Chinese New Year. On average, new stores break even after one to three months of operation.

We have two standard designs for our corporate stores. For corporate stores opened in second tier cities, we have a higher aesthetic standard compared with corporate stores in third and fourth tier cities. We generally locate our corporate stores at street level to access high pedestrian flow. Normally, we will sell in-season stock in our second-tier city corporate stores. Our second-tier city corporate stores are also designed to showcase our marketability to potential distributors so as to induce them to join our distributorship. For stores opened in the third and fourth tier cities, we normally sell some of our slow-moving or off-season stock at a discount due to our awareness of these cities’ relatively low disposal income. In some seasons during the year, such as the New Year, Chinese New Year and Labor Day, we will organize promotional discounts together with our franchised stores to attract more customers and increase our stock turnover.

Franchised Stores

We sell a substantial amount of our products to our franchised distributors who in turn sell them to retail customers through KBS branded retail stores operated by our distributors or their sub-distributors. We do not have any ownership in, or controlling relationship with, these franchised stores, but we have entered into distribution agreements with them in our standard form, pursuant to which, we require distributors and their sub-distributors to sell only KBS products in these stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the stores operated by them and their sub-distributors. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China.

As of June 30, 2011, we had 24 franchised distributors who operated 112 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. The average floor area of the retail stores was approximately 80 square meters as of June 30, 2011. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006 to 109 as of December 31, 2010, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 8,720 square meters as of December 31, 2010. In the years ended December 31, 2009 and 2010 and six months ended June 30, 2010 and 2011, sales through our franchised distributors accounted for 90%, 71%, 88% and 45% of our revenues, respectively.

During the fiscal year ended December 31, 2010, we had no customers exceeding 10% of net sales. During the fiscal year ended December 31, 2009, Jiang You Fu and Wang Min (both individuals) accounted for 10.4% and 10.3% of revenues, respectively.

We have been building up our selected franchised distributor network since 2007. As of June 30, 2011, we had 24 distributors operating 112 franchise stores. Seven of our distributors have worked with us for more than 3 years and operate 82 of our 112 stores. We have not encountered any material dispute or financial difficulty with our key distributors.

Sales generated by our five best-performing franchised distributors accounted for approximately 32.5% and 47.8% of our revenues in the years ended December 31, 2010 and 2009, respectively. Those top distributors have been with KBS since 2007 or 2008 and have grown organically with KBS. As the same time, KBS is exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

We are highly selective in appointing distributors. We select our distributors based on a number of criteria, including experience in the sportswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. We maintain good relationships with many regional or local distributor candidates which we identify through our internal research and external referrals but only appoint a handful of them to become our distributors. We evaluate the relevant experience of the distributor candidates in operating retail stores, their financial condition and sources of funding required for the establishment of a regional distribution network and their ability to develop a network of retail stores in the designated distribution region of a given distributor before we make any appointment.

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

  Product Exclusivity. Our distributors are required to sell only our products at KBS branded retail outlets managed by them or authorized retailers.

  Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

  Duration. The distribution agreements generally have an initial term of one year and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

  Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. Our distribution agreements typically provide that future goods will be sold at a discount of 40% and goods in stock will be sold at a discount of 45%. In addition, we often offer further-discounted wholesale prices to distributors in the following three categories: provincial distributor at a discount of 65%, district distributor is 60% and single store is 52%.

  Minimum Purchase Requirement. Each of our distributors is customarily expected to purchase a minimum amount of our products for each trade fair held biannually according to their present and expected distribution network. The minimum is typically RMB 800,000 for each store.

  Payment and Delivery. Normally, we expect distributors to pay us RMB0.5 million to RMB1 million as deposit upon placing order in our trade fair. Upon delivery of the orders, we will deduct the deposit first. We typically expect distributors to pay us the balance before delivery of our products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties. Nonetheless, in line with industry practice, we generally provide credit terms of up to 30 days to our distributors for extra orders. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are normally expected to bear the related costs and expenses.

  Return of Products. We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products. So far, we have not experienced any product returns due to expressed quality reasons.

  Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor specific special offers.

  Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, forfeiture of deposit, suspend supply of products and terminate the agreement in the event of any breach of such policies.

  Termination. We may generally terminate the distribution agreements and seek indemnification in the event of breach by distributors. In the event of some types of breach, we may not terminate the agreement but have other remedies. For example, if a distributor fails to order all products provided for under the distributorship agreement, we may instead impose forfeiture of deposit or withhold certain benefits.

When opening new retail stores, our distributors conduct research on the market potential of the proposed retail sites, after which they will provide us with an application for opening a new retail store. In reviewing applications, we consider factors including the store location, store layout, available area, market opportunities, competitors and estimated sales. We conduct selected on-site investigations to verify applications filed by our distributors. Our retail stores are generally located in prime retail locations in their respective cities and thus benefit from high volumes of pedestrian traffic.

Effective monitoring of distributors and their retail stores is critical to our success. We have a team in our marketing, sales and distribution department to monitor our distributors’ and their sub-distributors’ performance, who conduct on-site inspections of selected retail stores each quarter without prior notice to ensure compliance with our store management guidelines. According to the results of our inspections, we, from time to time, make suggestions to our distributors with respect to the opening or closure of their retail stores. Distributors also need to submit to us their annual/ semi-annual plans to estimate their orders for the next season and their plan to improve the performance of existing retail stores or expand by opening new retail stores. This reporting system enables us to access up-to-date sales projections of our distributors and their sub-distributors, which reflects the overall level of retail sales of our products. It also provides us with the expansion plan of each distributor which helps us prepare our overall development plan in a more accurate manner.

We invite our distributors, as well as a select number of their sub-distributors and retail store managers, to attend our sales fairs, which are held twice a year. During the sales fairs, we discuss with our distributors and their sub-distributors the upcoming product line. Apart from participating in two sales fairs each year, our distributors visit us from time to time and contact us as necessary, which allows us to have access to updated market information. We also provide training for distributors and their sub-distributors in the areas of sales techniques, customer service and product knowledge, typically prior to the launch of our new collections each year. We believe that these investments help to improve the operations of the sales network and provide additional value-added services to retain our distributors and their sub-distributors.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,		As of June 30,
Location	2010	2009	2011	2010
Corporate Stores
Fujian	16	4	20	6
Guangdong	5	0	5	0
Guangxi	1	0	1	0
Jiangsu	2	0	2	0

Total	24	4	28	6
Franchised Stores
Guangdong	2	8	5	5
Jiangxi	1	0	0	1
Zhejiang	1	5	1	0
Jiangsu	4	0	4	0

Hainan	9	8	10	9
Hubei	1	6	0	0
Hunan	14	14	14	14
Fujian	14	17	14	18

Neimeng	7	6	7	6
Tianjing	7	5	8	6
Beijing	3	2	3	3
Jilin	3	3	3	3
Hebei	6	5	6	5
Helongjiang	4	0	5	3
Liaoning	0	7	0	7
Guangxi	9	9	10	9
Yunnan	0	4	0	4
Sichun	11	11	11	11
Chongqi	10	9	10	10
Xinjiang	2	2	0	2
Guizhou	1	1	1	1
Total	109	122	112	117

There were two reasons for the decrease in franchised stores over time as indicated in the above chart. First, we restructured and consolidated our distributors in several provinces to address distributor performance concerns. For example, in Guangdong, Zhejiang and Hubei, we determined that distributors in these provinces did not comply with our distribution policy and as a result we decided to cancel their distributorships. In Liaoning Province, our closings were part of a process to consolidate distributorships under three provinces in northern China under a more capable distributor. The second reason for the decrease was the conversion of franchised stores in Guangdong and Fujian Province into corporate stores due to disappointing distributor performance and to derive the most profit from our unit sales through vertical integration.

Pricing Policy

We sell our products to our distributors at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our stores to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors’ similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors to ensure that they follow our pricing policy. See “—Franchised Stores.”

Expansion Plans

As of June 30, 2011, our distribution network consisted of 28 corporate stores operated by us and 112 franchised stores operated by our distributors. By the end of 2012, we plan to increase our corporate stores and franchised stores to 99 and 468, respectively.

Production

Our production facility was originally located in Shishi City in Fujian Province and started production in 2006. The facility had a production capacity of 2 million units per year. Our production facility had been operating at full capacity since 2009.

Our production facility is located in Taihu City in Anhui Province, China. Our facility has a production capacity of 2 million sportswear items per year. We obtained a one-year lease to this facility in January 2011 and it started production in March 2011, following its relocation from Shishi City, Fujian, China. Our new facility takes advantage of lower labor costs and a more stable labor supply. Prior to its relocation and from 2009, and following its relocation and resumption of operations in March 2011, our facility had operated at full capacity. Since our previous and current temporary production facilities were operating at full capacity, we outsourced approximately 30.9% and 16.2% in the years ended December 31, 2010 and 2009 and approximately 30.3% and 40.7% in the six months ended June 30, 2011 and 2010, respectively, of production of our products in terms of sales volume to PRC-based third party contract manufacturers. See “Risk Factors—Risks Relating to Our Business—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” We have acquired land adjacent to our current facility consisting of 110,557 square meters to build a new facility. Once completed, total production capacity is expected to be 10 million sportswear items per year compared with our current capacity of 2 million per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We intend to take measures to expedite the construction schedule, including extensions to our current rented facilities and hiring additional workers. Once the land resettlement issue has been resolved, we anticipate that construction of the adjacent facility may be completed in approximately 25 months.

All of the products produced by our contract manufacturers bear the brand name KBS. In the years ended December 31, 2010 and 2009, we had 60 and 76 contract manufacturers, respectively. In the six months ended June 30, 2011 and 2010, we used 25 and 55 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $1.3 million for both years ended December 31, 2010 and 2009, and was $2 million and $0.7 million for the six months ended June 30, 2011 and 2010, accounting for approximately 11% and 9%, and 16% and 9%, respectively, of our total cost of sales in the respective periods.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors and the department store chains place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for our own manufacturing and the orders we will be required to place with our contract manufacturers. We generally plan purchases of raw materials and place manufacturing orders with our contract manufacturers immediately after each of our two seasonal sales fairs, usually in May for our autumn and winter products and in October for our spring and summer products, where we confirm sales orders with our distributors and department store chains. This enables us and our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors and department store chains on a just-in-time basis so as to minimize our inventory levels.

Quality Control

Product quality control is a critical aspect of our business. Our dedicated quality control team performs various quality inspection and testing procedures, including random sample testing at different stages of our production process, to ensure that our products meet or exceed the expectations of our consumers. We also perform routine product inspections on every batch of our products and sample testing to ensure consistent quality of our products, including semi-finished and finished products.

We have implemented a centralized system for procurement and inspection of raw materials and ancillary components to help ensure a stable and high quality supply. Those materials and components that fail to meet our tests may be returned to the suppliers for replacement. Our quality control team also carries out quality control procedures on the products produced by our contract manufacturers. We conduct on-site inspections of our contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our contract manufacturers to meet our quality standards.

In order to further improve the quality of our products and shorten our delivery cycle, we intend to increase our control over the manufacturing process and production cycle of our contract manufacturers, primarily by requiring our contract manufacturers to implement stricter and more comprehensive quality control procedures, which cover each stage of the production process, from raw material selection and procurement to finished products packaging and delivery. We also intend to apply more stringent standards for inspecting products manufactured for us by our contract manufacturers.

Raw Materials and Supplier Relationships

The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons.

We source all of our major raw materials from approximately 21 Chinese suppliers mostly located in cities near our facility in Fujian Province. We do not rely on any single supplier for any of our key raw materials and enjoy a timely supply of raw materials at competitive pricing. By sourcing raw materials from multiple suppliers, we have been able to minimize any potential disruption of our operations and maintain sourcing stability. At the beginning of each year, we typically enter into non-binding framework agreements with several key suppliers which provide us with raw materials for the upcoming year.

As of June 30, 2011, our principal suppliers included the following:

No.
1	Shishi Senbao Commercial Trading Co., Ltd
2	Shishi Hongtai Knitting Bleaching and Dyeing Co., Ltd
3	Shishi Chen Xin Sports Goods Co. Ltd.
4	Jinjiang Ansheng Machine Embroidery Co., Ltd
5	Jinjiang Yuanji Clothing and Knitting Co., Ltd.
6	Shishi Chun Yuan Knitting Trading Co., Ltd
7	Taihu Weiqi Sports Goods Co Ltd
8	Quanzhou Zhen Xing Knitting Co. Ltd.

For fiscal years 2010 and 2009, purchases from our top five suppliers accounted for approximately 87.9% and 91.6%, respectively, of our total purchases of raw materials. For the six months ended June 30, 2011 and 2010, purchases from our top five suppliers accounted for approximately 90.3% and 89.4%, respectively, of our total purchases of raw materials.

Marketing and Advertising

We have conducted multi-channel marketing campaigns to advertise our products to our target customers through advertising in newspapers, magazines, the Internet, and billboards, and organizing regular and frequent in-store marketing activities and road shows.

We have implemented strict requirements on our distributors with respect to the display and promotion of our products to ensure consistent branding and enhance marketing results. Our distributors are required to ensure that our marketing strategies are implemented at the retail outlets managed or authorized by them, including displaying our products according to our specifications and using our billboard advertisements. We also assign sales representatives to monitor the in-store displays of our products at various retail outlets on a regular basis to help ensure that our retailers have followed our product display policies.

The Company maintains a customer loyalty program in both the Company’s stores and distributors’ stores. Any consumer can receive a free membership card if the purchase of our products reaches a threshold amount. This amount and related reduction from points redemption are determined by the Company or each distributor and vary from region to region in the PRC. Under the program, the customers accumulate points based on purchase activities. The accumulated points are not redeemable for cash and can only be redeemed as a reduction for subsequent purchases at the store for which the points are accumulated. All the points accumulated during a calendar year must be redeemed within that calendar year and all the unredeemed points will be expired on December 31 of each calendar year. It is the Company’s policy to accrue a liability quarterly based on the value of points accumulated for the Company’s stores, which is classified as other payables under current liabilities, less an estimate for breakage and records a related reduction in net revenue for the periods. The estimate for breakage is based on historical redemption experience for the Company’s stores. Since the accumulated points are expired on December 31 of each calendar year, no liability for customer loyalty program was accrued as of December 31, 2010 and 2009. The related reduction in net revenue for the years ended December 31, 2010 and 2009 were $49,401 and $6,768 respectively.

In the years ended December 31, 2010 and 2009, our total advertising and promotional expenses amounted to approximately $141,000 and $197,000, respectively, which accounted for approximately 0.4% and 0.7% of our revenues in the respective periods. In the six months ended June 30, 2011 and 2010, our total advertising and promotional expenses amounted to approximately $102,000 and $76,000, respectively, which accounted for approximately 0.4% and 0.5% of our revenues in the respective periods.

Competition

The sportswear industry in China is traditionally less fragmented than the generic footwear/apparel industry. Competition comes from international market players such as Nike, Adidas, Kappa and also from domestic operators such as Li Ning, Xtep, Anta and 361. Our primary competitor is Kappa. Kappa’s products emphasize a certain lifestyle and tend to be more casual. Of all our competitors, our products are most similar to Kappa’s; however, we believe that we differentiate ourselves by providing more fashionable, younger-looking, leisure and colorful products, and competitive pricing without giving up the sporty feel of our products.

Nike, Adidas and Li Ning are the market leaders of global sportswear brands. They have better financial resources, stronger distribution capabilities and greater brand recognition than we do. Their products were introduced to the Chinese market in the 1980s, and they continue to gain market share at the expense of smaller domestic brands and non-branded sportswear products.

We compete primarily on the basis of product design, brand recognition, operational efficiency and a low cost structure. Some of our domestic competitors have a stronger customer base, greater resources and more industry expertise than us. However, we believe that we can continue to successfully compete with our local competitors due to our unique product designs.

Intellectual Property

We currently have the licenses to use two registered trademarks in the PRC.

The registered trademarks on which we have licenses are the following:

Trademark	Registration No.	License Fee	Valid Term
KBS	4342760	RMB 200,000,000	January 1, 2009 - December 31, 2013
	3199344	RMB 10,000,000	January 1, 2006 - December 31, 2015

We believe that these trademarks provide significant value as they are important for marketing and building brand recognition. We are not aware of any third party currently using trademarks similar to our trademarks in the PRC on the same products.

Employees

As of June 30, 2011, we employed 688 full-time employees, of which 434 employees at our production facility in Anhui Province, China, are contracted with a labor agency. The following table sets forth the number of our full-time employees by function.

Function	Number of
Employees
Management and Administration	45
Marketing, Sales and Distribution	186
Design and Product Development	16
Production	419
Procurement, Warehousing and Logistics	10
Quality and Assurance	12
TOTAL	688

We maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. We are required to make monthly contributions to the plan for each employee at the rate of 23% of his or her average assessable salary. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC laws.

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors—Risks Related to Our Business—We have limited insurance coverage in China and may not be able to recover insurance proceeds if we experience uninsured losses.”

Regulation

Because our primary operating subsidiaries are located in China, we are subject to China’s national and local laws detailed below. We believe that we are in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies and that all license fees and filings are current.

Foreign Invested Entity and Foreign Investment in Commerce Sectors

The establishment, alteration, registered capital requirement, corporate governance, and similar matters, of Hongri PRC will be governed by the Wholly Foreign Owned Enterprise Law of the PRC, which was promulgated on April 12, 1986 and amended on October 31, 2000, and its Implementation Rules which were promulgated on December 1990 and amended on April 12, 2001.

In addition, on April 16, 2004, MOFCOM issued the FICE Regulation to open up the commerce sector to foreign investment, and also to provide for various market entry restrictions against foreign investment in companies engaged in the wholesale, retail, commissioned sale and/or franchise business, or FICEs. FICEs are required to obtain special approvals from the national or provincial-level MOFCOM offices to conduct the foregoing commerce business.

Product Quality

The principal legal provisions governing product liability are set forth in the PRC Product Quality Law, which was promulgated in February 1993 by the SCNPC and amended in July 2000.

The PRC Product Quality Law stipulates the responsibilities and obligations of product sellers and producers. Violations of the PRC Product Quality Law may result in the imposition of fines. In addition, the seller or producer may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

According to the PRC Product Quality Law, consumers or other victims who suffer injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Consumer Protection

The principal legal provisions for the protection of consumer interests are set forth in the Law of the PRC on Protection of Consumer Rights and Interests, or the Consumer Protection Law, which was promulgated in October 1993 and became effective in January 1994. The Consumer Protection Law sets forth standards of behavior that businesses must observe in their dealings with consumers.

Violations of the Consumer Protection Law may result in the imposition of fines. In addition, the violating entity may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

According to the Consumer Protection Law, if the legal rights and interests of a consumer are injured during the purchase or use of goods, the consumer may seek compensation from the seller. If the manufacturer or an upstream distributor is responsible, after compensating the consumer, the seller may recover the corresponding amount from the manufacturer or the upstream distributor. Consumers or other persons who suffer personal injury or property damages due to defects in products may seek compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Trademarks

The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration of Industry and Commerce handles trademark registration and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements and transfer agreements must be filed with the Trademark Office for record.

Foreign Currency Exchange

All of our net sales and expenses are denominated in RMB. Under the PRC foreign currency exchange regulations applicable to us, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, employee salaries (even if employees are based outside of China), and payment for equipment purchases outside of China, without the approval of the SAFE, by complying with certain procedural requirements. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiary by means of an additional capital contribution, these capital contributions must be approved by certain government authorities, including MOFCOM, or their respective local branches. These limitations could affect our PRC operating subsidiary’s ability to obtain foreign exchange through debt or equity financing. In the event of a liquidation of our PRC subsidiary, SAFE approval is required before the remaining proceeds can be expatriated from China.

In addition, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, issued by SAFE and effective as of August 29, 2008, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In connection with the royalties that Hongri PRC is required to pay to France Cock, Hongri PRC is allowed to remit the cash outside the mainland China through competent banks after certain conditions are satisfied, including without limitation payment of the related taxes and obtaining the Filing Form regarding the Trademark Licensing Contract issued by the related trademark administration authority. The banks will accept the remittance application of the royalties to offshore companies once the documents evidencing the aforesaid requirements are complete and in order.

For the services fees required under the Technology Development Service Contract between Hongri PRC and Roller Rome, Hongri PRC is allowed to pay such fees across the border through competent banks after all the required documents are submitted, which include tax return certificates, contract between the parties, invoice issued by the receiving party and other documents as required by the banks. Part of the fee was remitted in 2010 to Roller Rome and France Cock. Due to the cash requirement of Hongri PRC and as permitted under a notice of postponement of fee collection provided by Roller Rome to Hongri PRC, all the remaining royalties and fees under the contracts will be legally transferred to offshore companies in due course. We anticipate that these fees will be returned to Hongri PRC in the form of capital investment.

According to Enterprise Income Tax Law of the PRC and its implementation rules, France Cock and Roller Rome shall pay withholding taxes relating to the royalties and services at a rate of 10% of the income, which shall be withheld by Hongri PRC before it could remit the royalties and fees. As France Cock is a Hong Kong company and under the tax treaty between the mainland China and Hong Kong, France Cock may enjoy a preferential withholding tax rate of 7% of the total royalty fees which may be lower than that requested by Enterprise Income Tax Law of the PRC and its implementation rules. However, whether such preferential tax rate will be granted will be decided by the relevant PRC tax authority.

We do not anticipate any material impact on our net assets or liquidity relating to the above foreign currency exchange regulations. We will update future filings with the SEC to reflect any significant changes in these regulations and our expectations of their impact on our net assets or liquidity.

Taxation

On March 16, 2007, the National People’s Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. Despite these changes, the EIT Law gives FIEs established before March 16, 2007, or Old FIEs, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments. During this five-year grandfather period, the Old FIEs which enjoyed tax rates lower than 25% under the original EIT law will be subject to gradually increased EIT rates over a 5-year period until their tax rate reaches 25%. In addition, the Old FIEs that are eligible for other preferential tax treatments by the PRC government under the original EIT law are allowed to continue enjoying their preference until these preferential treatment periods expire.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our organization’s global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—Risks Related to Doing Business in China—Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

In addition, the EIT Law and its implementing rules generally provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Vast Billion is a Hong Kong company and owns 100% of Hongri PRC, under the aforesaid arrangement, any dividends that Hongri PRC pays Vast Billion may be subject to a withholding tax at the rate of 5%. The Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, promulgated by the State Administration of Taxation on October 27, 2009, provides guidance for the determination of "beneficial ownership" for the purpose of claiming benefits under the double tax agreements by treaty residents in respect of certain passive income, such as dividends, royalties, and interest.. If Vast Billion is not considered to be the “beneficial owner” of such dividends under Notice 601, such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable to Vast Billion will have a significant impact on the amount of dividends to be received by the Company and ultimately by stockholders.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to some or all of the refund of VAT that it has already paid or borne.

Dividend Distributions

Substantially all of our sales are earned by our PRC subsidiary. However, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends.

Environmental Matters

Our facilities are subject to various governmental regulations related to environmental protection. We use a myriad of chemicals in our operations and produce emissions that could pose environmental risks. Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials, including, China’s Environmental Protection Law, Law of the People’s Republic of China on Appraising of Environment Impacts, China’s Law on the Prevention and Control of Water Pollution and its implementing rules, China’s Law on the Prevention and Control of Air Pollution and its implementing rules, China’s Law on the Prevention and Control of Solid Waste Pollution, and China’s Law on the Prevention and Control of Noise Pollution. We are subject to periodic inspections by local environmental protection authorities.

We did not incur material costs in environmental compliance in fiscal years 2010 and 2009. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Circular 75

On November 1, 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, which regulates the foreign exchange matters in relation to the use of a “special purpose vehicle,” or SPV, by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the SPV, including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a SPV, PRC residents and PRC entities are required to complete foreign exchange registration with the local offices of SAFE for their overseas investments.

An amendment to the registration is required if there is a material change in the SPV, such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

SAFE issued the Operating Guidelines on Foreign Exchange Administration of Domestic Residents’ Financing and Round-tripping Investment through Offshore Special Purpose Vehicles, or Circular 19, on May 20, 2011, which took effect on July 1, 2011. Circular 19 clarified the registration requirements applicable to SPVs and non-SPVs. With the introduction of the concept of “non-SPVs” under Circular 19, we anticipate that SAFE will lessen the scrutiny over the non-Chinese entities whose initial stockholders did not have the intent to set up such entities as the vehicles for “round trip investments”. We believe that our company and its non-Chinese subsidiaries would likely be considered as non-SPVs, though we have not received confirmation from SAFE that it does not consider us and/or any of our non-Chinese subsidiaries as SPVs.

As we stated under “Risk factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us,” we have asked our stockholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiary. However, many of the terms and provisions in Circular 75 remain unclear and implementation by central SAFE and local SAFE branches of Circular 75 have been inconsistent since their adoption. Therefore, we cannot predict how Circular 75 will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.

Employee Stock Option Plans or Incentive Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen’s participation in employee share ownership and share option plans of overseas listed companies.

Pursuant to the implementation rules of Circular 75 issued by the SAFE on May 29, 2007, employee share ownership plans of SPVs and employee share option plans of SPVs must be filed with the SAFE while applying for the registration for the establishment of the SPVs. After employees exercise their options, they must apply for an amendment to the registration for the SPV with the SAFE.

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted incentive shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required to entrust their employers (including the overseas listed companies and the subsidiaries or branch offices of such offshore listed companies in China) or engage other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas-listed company must be remitted into China. In addition, the overseas-listed company or its PRC subsidiary or any other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open foreign currency accounts to handle transactions relating to the share option or share incentive plan. As of the date of this prospectus, we have not granted any incentive shares or share options to our PRC citizen employees, however, if we do so in the future, our PRC citizen employees who are granted restricted shares or share options will be subject to these rules upon the listing and trading of our common stock.

M&A Rule

On August 8, 2006, six PRC regulatory agencies promulgated the 2006 M&A Rule.

The 2006 M&A Rule, among other things, govern the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors. The 2006 M&A Rule allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The 2006 M&A Rule also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, requires that consideration must be paid within defined periods, generally not in excess of a year. The 2006 M&A Rule also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited.

In addition, the 2006 M&A Rule regulates “Round-trip Investments.” For further information, please see the discussion under “Risk Factors – Risks Related to Doing Business in China – Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Hongri PRC constitutes a Round-trip Investment without MOFCOM approval.”

DESCRIPTION OF PROPERTY

All urban land in China is owned by the State. Pursuant to Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, which became effective on May 19, 1990, individuals and companies are permitted to acquire rights to use urban land or land use rights for specific purposes, including residential, industrial and commercial purposes. The land use rights are granted for a period of 70 years for residential purposes, 50 years for industrial purposes and 40 years for commercial purposes. These periods may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We are in the process of obtaining the land use rights from the PRC government for 110,557 square meters of land for our new manufacturing facility located in Taihu City, Anhui Province.

As of June 30, 2011, we occupy our corporate stores pursuant to separate lease agreements between Hongri PRC and its affiliates or third party lessors. The aggregate annual payment under these leases as well as an office space lease and cooperative operation agreement is approximately RMB 22.3 million (approximately $3.5 million), as set forth on the table below:

Store	Location	Lessor	Space (sq.m.)	Annual Rent (RMB)	Lease Period (YYYY.MM.DD)
Zhen Xing	No. 38-40, Zhen Xing Road, Shishi City, Fujian	Cai Jing Xu	80	350,000	2006-09-01 to 2011-09-01
				290,000	2011-09-01 to 2012-09-01
Nan Jun	No. G101E, Nanjun Xiang, Li Cheng District, Quanzhou City, Fujian	Shi Hai Hui	51	96,000	2009-01-01 to 2011-12-31
Lun Hou	G/F and 1/F, No. 2-4, Xiang Jiang Road, Shishi City, Fujian	Wu Jing Bei	137	100,000	2009-12-11 to 2014-12-10
Han Kou	No. 1 & 2, Yan Jie Dian, Tai Ping Yang Pharmaceutical Factory, Jin Jiang City, Fujian	Jia Mao Department Store	140	100,000	2010-4-24 to 2011-12-24
Chang Shu	No. 3,5,6,7, International Clothing Mall, Chang Shu City, Jiang Su	Chang Shu International Clothing City	153	1,200,000	2010-06-23 to 2013-06-22
Gui Lin	G/F., Yi Ren Road, Gui Lin City, Guangxi	Gui Li	98	2,208,000	2010-06-20 to 2011-12-20
Jin Shang	Cuo Shang Avenue, Jin Shang Town, Shishi City, Fujian	Cai Hua Zong	50	84,000	2010-08-04 to 2015-08-03
Xiang Zhi	No. 158-160, Xiang Bao Road, Zhi Xiang County, Shishi City, Fujian	Qiu Xiu Lian	80	96,000	2010-07-20 to 2015-07-20
Yong Ning	No.83-85, Yong Shi Road, Yong Ning County, Shishi City, Fujian	Lin Wen Shu	80	96,000	2010-08-01 to 2013-07-31
Mei Lie	No. 15-16, Block 40, Chong Gui Xin Cun, Mei Lie District, San Ming City, Fujian	Yin Zhi Ping	100	1,800,000	2010-10-01 to 2013-09-30
Jiang Le	New World City, Jiang Le County, San Ming City, Fujian	Nie Xiao Rong	90	1,440,000	2010-10-01 to 2013-09-30
Sha County	Sha County, San Ming City, Fujian	Meng Shu Feng	68	1,080,000	2010-10-01 to 2013-09-30
Cheng Guan	No.1-3,Chong Rong Road, Cheng Guan Pedestrian Street, San Yuan District, San Ming City, Fujian	Yang Xiu Li	83	1,800,000	2010-10-01 to 2013-09-30

Shun Chang	Shop no. 103, No. 29, Cheng Zhong Road, Shun Chang Town, Nan Ping County, San Ming City, Fujian	Yang Ming Ying	90	1,200,000	2010-10-01 to 2013-09-30
Wen Guan	Yi Du Di Jing, Wen Guan Road, Cheng Hai District, Shan Tou City, Guangdong	Li Zhong Yuan	60	1,080,000	2010-10-01 to 2013-09-30
Fu Yang Garden	No. 24, G/F., Block 1, Fu Yang Garden, Cheng Hai District, Shan Tou City, Guangdong	Jiang Qing	60	1,800,000	2010-10-01 to 2013-09-30
Nan Guo Commercial Complex	Shop No. 29, Fashion Square West, Nan Guo Commercial Complex, Shan Tou City, Guangdong	Cai Xiu Na	80	1,440,000	2010-10-01 to 2013-09-30
Jin Guo	Brand Street, Jin Guo Road, Shan Tou City, Guangdong	Huang Ke Mei	95	1,680,000	2010-10-01 to 2013-09-30
Wen Ci East	Wen Ci East Road, Cheng Hai District, Shan Tou City, Guangdong	Wang Biao Hai	50	840,000	2010-09-22 to 2013-09-21
Long Hu	G/F-2/F., No. 125-129, Long Hu Town New Avenue, Jinjiang City, Fujian	Xu Jia Yin	150	450,000	2010-10-21 to 2013-10-20
Wu Bao	G/F-1/F., Ying Wu Road, Ying Lin Town, Jinjiang City, Fujian	Hong Chao Ang	120	360,000	2010-10-21 to 2013-10-20
Jin Jing	2 shops North Street of Jin Jing Tax Branch Office, Jinjiang City, Fujian	Cai Xiao Fang	60	60,000	2011-03-01 to 2012-02-28
Xingfengge	G/F., Xingfengge Building, Yu Pu Industrial District, Shishi City, Fujian	Ling Xiu Knitting Factory	120	Included in the tenancy of office headquarters (1)	2009-01-01 to 2052-04-22
Kun Shan	No. 146-148, Ren Min South Road, Kun Shan City, Jiangsu	Kun Shan Commercial Complex Co Ltd	21	22% of Turnover	2010-08-25 (No specified end date.)
Gou Xi	No. 1053, Qi Yi Road, cross of Chen Dai Hua Ting, Jinjiang City	Ding Wen Cheng	223	400,000	2011-06-05 to 2016-06-04
Wu Keng	Building 4, No. 377 Wu Keng Industrial Park, Long Hu Town, Jinjiang City	Gao Yun Zhi	230	280,000	2011-05-18 to 2016-05-27
Nan An	Nos. 3 and 4 Red Building on the bridgehead, Xin Shun Street	Huang Yi Shan	100	300,000	2011-05-11 to 2015-05-10
Ying Lin Shang Kuo	Nos. 11-13, Jiu San Road, Ying Lin Town	Hong Wei Ben	220	380,000	2011-05-16 to 2016-05-15
An Hui Kai Xin	Southern factory area of Anhui Fei Ren apparel factory	Anhui Fei Ren Apparel Co., Ltd.	5,568	568,000	2011-01-18 to 2012-01-17

(1) We currently lease approximately 3,382 square meters of space, comprised of 3 blocks of Xinfengge Building, from Ling Xiu Knitting Factory, or Ling Xiu, which lease expires by its terms on April 22, 2052 but may be cancelled upon 3 months’ notice. Under the lease agreement, we paid in advance the total rent due over the duration of the lease term amounting to RMB21.8 million (approximate $3.2 million). Annual rent of the building is RMB503,434 (approximately $76,773) per year. We have been advised by our PRC legal counsel, Grandall Law Firm (Beijing), that the lease term may effectively end on December 31, 2025 pursuant to PRC law, although the lease agreement provides that its term ends on April 22, 2052. In addition, while the lease agreement is required to be registered by the lessor according to related PRC rules, Ling Xiu has not made such registration with the related authority. Ling Xiu has warranted that it will compensate all the losses that we may suffer in the future caused by this omission.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers and directors.

NAME	AGE	POSITION
Keyan Yan	39	Chairman and Chief Executive Officer
Stanley Wong	48	Director and Chief Financial Officer
Bizhen Chen	36	Director
Cory Roberts	46	Director

Mr. Keyan Yan. Mr. Yan became the Chairman of our Board of Directors and our Chief Executive Officer upon the initial closing of the reverse acquisition of Hongri BVI on March 11, 2011, Mr. Yan has over 15 years of senior management experience. From 1994 to present, Mr. Yan served as general manager of Hongri PRC. Prior to joining us, Mr. Yan served as workshop manager, production manager and marketing manager of Zhenshi Knitting Factory in Shishi from 1989-1994. Mr. Yan also obtained a certificate of corporate management from Xiamen University in 1992.

Mr. Stanley Wong. Mr. Wong became our Chief Financial Officer and a member of our Board of Directors upon the initial closing of the reverse acquisition of Hongri BVI on March 11, 2011 and has served as the Chief Financial Officer of Hongri PRC since November 2009. Mr.Wong joined KBS in November 2009 and has over 17 years of senior management experience in finance, internal control, credit and corporate management both in listed and unlisted companies in the Greater China Region. Mr. Wong has also had over 8 years senior management experience with PRC companies relating to initial public offerings and investors relations. Prior to joining us, Mr. Wong served as the Chief Executive Officer of China Biologic Products Inc. (NASDAQ: CBPO), a biopharmaceutical company, from March 2007 until May 2008, and as a consultant of China Biologic Products Inc. from June 2008 until December 2008. Prior to that, Mr. Wong served as the Chief Financial Officer of Futong Technology (HK) Co. Ltd. and Beijing Futong Dongfang Technology Co. Ltd. from December 2003 to November 2006. From December 2008 to November 2009, Mr. Wong pursued an EMBA degree at Peking University and acted as a part-time consultant to a jewelry company located in Beijing. From November 2006 to March 2007, Mr. Wong was not actively employed. Mr. Wong holds a Bachelor’s degree in Accounting from the University of Kent in the UK. Mr. Wong is also an Independent Non-executive Director of Great Wall Motor Co., Ltd. listed in the Stock Exchange of Hong Kong, from November 2010.

Ms. Bizhen Chen. Ms Chen became a member of our Board of Directors upon the initial closing of the reverse acquisition of Hongri BVI on March 11, 2011. Ms. Chen is the co-founder of Hongri PRC and has been responsible for human resources and treasury functions of Hongri PRC since November 2005 to present. Ms. Chen is the wife of Mr. Keyan Yan.

Mr. Cory Roberts. Mr. Roberts has been a member of our Board of Directors since our inception on December 20, 2010 and served as our Chief Executive Officer from December 20, 2010 until the initial closing of the reverse acquisition of Hongri BVI on March 11, 2011. Mr. Roberts is the founder and principal of Bay Peak LLC, private company providing investment for and financial advisory services to PRC companies going public in the United States, since 2005. Mr. Roberts has a 20-year career in finance over which time he has invested in private companies that have raised over $300 million in expansion capital and that have subsequently commanded over $3 billion in public market value. Prior to establishing Bay Peak LLC, from 2003 to 2005, Mr. Roberts co-managed Accela International, an investment firm, where he assisted in the development of a Hong Kong listed private equity fund, and from 1999 to 2003, as co-managing partner of Elevation Capital, a San Francisco-based investment management company, where he was responsible for overseeing its investment fund, the Elevation Venture Fund. Mr. Roberts holds a Bachelors Degree in Finance from the University of Oklahoma and began his career in the Private Client Group at Salomon Smith Barney. Mr. Roberts also currently serves on the Board of Directors of Asia Leechdom Holding Corporation. Mr. Roberts’ extensive experience, his service as a member of our Board of Directors since our inception, and his educational background have led us to the conclusion that he should serve as a member of our Board of Directors.

Directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares present in person or represented by proxy at the meeting and entitled to vote in the election. Directors are elected until their successors are duly elected and qualified.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Family Relationships

Other than Keyan Yan and Bizhen Chen, who are married, there are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Transactions with Related Persons, Promoters and Control Persons; Director Independence,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table - Fiscal Years Ended December 31, 2010 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Keyan Yan, Chairman and CEO (1)	2010	14,078	10,266	0	0	0	24,344
	2009	14,075	7,331	0	0	0	21,406
Bizhen Chen Director	2010	14,078	10,266	0	0	0	24,344
	2009	14,075	7,331	0	0	0	21,406
Cory Roberts, former CEO (2)	2010	-	-	-	-	-	-
	2009	-	-	-	-	-	-

(1)

On March 11, 2011, we entered into the Share Exchange Agreement whereby we acquired Hongri BVI in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Keyan Yan became our Chairman and Chief Executive Officer. Prior to the effective date of the reverse acquisition, Mr. Yan served as the Chief Executive Officer of Hongri PRC. The annual, long term and other compensation shown in this table includes the amount Mr. Yan and Ms. Chen received from Hongri PRC prior to the consummation of the reverse acquisition.

(2)	Mr. Cory Roberts resigned as our Chief Executive Officer upon the initial closing of the reverse acquisition of Hongri BVI on March 11, 2011.

Employment Agreements

We have employment agreements with some of our executives. Our Chairman and Chief Executive Officer, Mr. Yan, and our Director Ms. Chen do not have employment agreements but receive annual compensation. Each of Mr. Yan and Ms. Chen receives an annual salary of RMB 474,000 (approximately $74,100) following an increase in 2011 salary from RMB 96,000(approximately $15,000) per year to RMB 600,000 (approximately $93,750) per year retroactive to April 2011, and has an indefinite term. Our Chief Financial Officer, Mr. Wong, entered into an employment agreement with Hongri BVI which provides for an annual salary and allowance of RMB600,000 plus year end bonus equivalent to one month of salary (approximately $95,423); immediately subsequent to our reverse acquisition, his monthly salary and allowance was increased to RMB60,000. Mr. Wong’s contract will continue until termination. Mr. Wong’s contract can be terminated either by Mr. Wong or by us by giving one month prior notice or by payment of in lieu of notice.. His expected annual salary for 2011 is RMB760,000 (approximately $116,000).

Other than the salary and necessary social benefits and payments required by Hong Kong law and other applicable laws, the benefits under Mr. Wong’s employment are defined in his employment agreement. Mr. Wong is entitled to severance payment upon the termination of his employment agreement.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended December 31, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our voting stock as of November 7, 2011 (i) by each person who is known by us to beneficially own more than 5% of each class our voting stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan	Chairman and Chief Executive Officer	Common Stock	0(3)	0
Bizhen Chen	Director	Common Stock	0	0
Stanley Wong	Director and Chief Financial Officer	Common Stock	0	0
Cory Roberts 169 Bolsa Ave. Mill Valley, CA 94919	Director	Common Stock	1,322,218(4)	5.05%
All officers and directors as a group (4 persons named above)		Common Stock	1,322,218	5.05%
5% Security Holders
Sun Keung Chan		Common Stock	12,275,398(3)	61.40%
So Wa Cheung		Common Stock	3,661,422(3)	18.31%

Bay Peak, LLC 169 Bolsa Ave. Mill Valley, CA 94919		Common Stock	1,322,218(4)	5.05%
Cory Roberts 169 Bolsa Ave. Mill Valley, CA 94919	Director	Common Stock	1,322,218(4)	5.05%
David Steele 3111 Del Rio Dr. North Vancouver, BC V7N 4C3 Canada		Common Stock	2,463,825(5)	12.32%
Ground Floor Capital (China) Inc. 3111 Del Rio Dr. North Vancouver, BC V7N 4C3 Canada		Common Stock	1,312,459(6)	6.56%
China Canadian Opportunity, L.P. 3111 Del Rio Dr. North Vancouver, BC V7N 4C3 Canada		Common Stock	1,312,459(6)	6.56%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our Common Stock except as otherwise noted.

(2)

A total of 19,993,300 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of November 7, 2011. For each beneficial owner above, any warrants, options, or other securities exercisable or convertible into our common stock within 60 days have been included in the denominator.

(3)

The shares held by Sun Keung Chan and So Wa Cheung are subject to the Amended and Restated Option Agreement, which gives our Chairman and Chief Executive Officer, Mr. Keyan Yan, an option to purchase all shares of our common stock currently held by them. See “Changes in Control” below for more information.

(4)

Includes 1,024,917 shares of common stock held by Bay Peak, LLC and 297,301 shares of common stock underlying a warrant issued to Bay Peak, LLC. Mr. Roberts is the principal of Bay Peak, LLC and has voting and investment control over the securities held by it.

(5)

Includes 222,860 shares of our common stock held by China - Ground Floor Holdings, L.P, 77,019 shares of our common stock held by China – Ground Floor Holdings VI, L.P., 1,312,459 shares of our common stock held by China Canadian Opportunity, L.P., 762,667 shares of our common stock held by China Canadian Opportunity VI, L.P., 87,500 shares of our common stock held by Kema Management (USA), Inc., 165 shares of our common stock held by Kema Management LTD, and 1,155 shares of our common stock held by Mr. David Steele. China - Ground Floor Holdings, L.P and China – Ground Floor Holdings VI, L.P.’s voting and dispositive decisions with regard to each entity’s partnership interests are made by Ground Floor Capital, LLC ("Ground Floor LLC"), its general partner. Ground Floor LLC’s voting and dispositive decisions with regard to its membership interests are made by Mr. David Steele, its sole member. China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor Capital (China) Inc. (“Ground Floor Inc.”), its general partner. Ground Floor Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. China Canadian Opportunity VI, L.P.’s voting and dispositive decisions with regard to its membership interests are made by Ground Floor Capital (China 88) Inc. (“China 88”), its general partner. China 88’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Each of Kema Management (USA), Inc. and Kema Management LTD’s voting and dispositive decisions with regard to its stock are made by David Steele, each entity’s President. Therefore, Mr. Steele may be deemed to share voting and dispositive power with Ground Floor LLC with respect to the shares of our common stock held by China - Ground Floor Holdings, L.P and China – Ground Floor Holdings VI, L.P.; Mr. Steele may be deemed to share voting and dispositive power with Ground Floor Inc. with respect to the shares of our common stock held by China Canadian Opportunity, L.P.; Mr. Steele may be deemed to share voting and dispositive power with China 88 with respect to the shares of our common stock held by China Canadian Opportunity VI, L.P.; and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares of our common stock held by each of Kema Management (USA), Inc. and Kema Management LTD.

(6)

China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor Inc., its general partner. Ground Floor Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Therefore, both Ground Floor Inc. and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares held by China Canadian Opportunity, L.P.

Changes in Control

Pursuant to the Amended and Restated Option Agreement Mr. Yan was granted an option to acquire all of the shares of our Common Stock that Mr. Chan acquired in the Company in the reverse acquisition, for an aggregate exercise price of RMB 131,409 (approximately $26,000). Mr. Yan may exercise this option during the period commencing on the date which is 6 months after the date on which the first registration statement is filed by the Company under the Securities Act, and ending on the 5th anniversary thereof.

We are aware of no other arrangements which if consummated may result in a change of control of our Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN
CONTROL PERSONS; DIRECTOR INDEPENDENCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  Hongri PRC executed a non-cancelable tenancy agreement on December 21, 2005 with Shishi Lingxiu Hongri Knitwear Factory (“Lingxiu”) which became effective on January 1, 2006. Pursuant to this agreement Lingxiu leased its office building to Hongri PRC at an annual rate of RMB600,000 (equivalent to $88,020 as of December 31, 2008) for a lease term of 20 years. As set out in the terms of the tenancy agreement, Hongri PRC was required to pay the total rent due over the duration of the lease term in advance amounting to RMB12,000,000. On February 1, 2010, Hongri PRC entered into a revised cancelable tenancy agreement with Lingxiu at an annual rate of RMB503,434 (equivalent to $73,803), that can be terminated solely by either Hongri PRC or Lingxiu at any time, by providing 3 months notice. The new lease terms of the revised tenancy agreement take retroactive effect from January 1, 2009 to April 22, 2052. As set out in the terms of the tenancy agreement, the total rent due over the duration of the lease term amounting to RMB21,815,462 (equivalent to approximately $3.2 million) was required to be paid in advance. This $3.2 million was settled by offsetting the amount due from the director, Chen Bizhen of approximately $1.7 million and of which approximately $1.5 million was rolled over with the unutilized prepayments of the old agreement. As of June 30, 2011 and December 31, 2010, the prepayment under operating lease represented the amount paid in accordance with the tenancy agreement less accumulated amortization of prepaid rental to expense. The amortization of this lease was $19,130 and $18,310 for the three months ended March 31, 2011 and 2010, respectively. Hongri PRC and Lingxiu are related parties because Lingxiu is owned by Bizhen Chen, our director and wife of our Chairman and Chief Executive Officer, and the wife of our Chairman and Chief Executive Officer, and Hongri PRC is the Company’s indirectly-owned subsidiary.

  Hongri PRC and Roller Rome entered into a Technology Development Service Contract on December 18, 2006, and supplementary agreements on December 28, 2006, December 30, 2007, December 30, 2008, December 28, 2009 and December 29, 2010 pursuant to which Roller Rome shall provide design and development services, including market research, product development, design, technical consulting and staff training, to Hongri PRC for an annual fee ranging from 90% to 99% of Hongri PRC’s net income before tax. The agreement reflects a financial and tax arrangement, and through this arrangement the Company expects that the overall tax burden of Hongri PRC may be minimized. The Technology Development Service Contract is for a term of 5 years commencing from January 1, 2006. We paid RMB 34.05 million (approximately $5.2 million) to Roller Rome in July 2010. We have formally extended by agreement the deadline for the remaining payments until December 31, 2013. Hongri PRC has extended the Technology Development Service Contract with Roller Rome for a further year to December 31, 2011. Hongri PRC and Roller Rome are related parties because they are both owned, directly or indirectly, by the Company’s subsidiary Hongri International Holdings Ltd. and their director is our Chief Financial Officer, Mr. Stanley Wong.

  At the time of its acquisition of Vast Billion, Hongri BVI’s board had a sole director, Mr. Stanley Wong. On February 14, 2011, Hongri BVI acquired Vast Billion as its wholly-owned subsidiary at a consideration of HK$1 from Mr. Chan. Hongri BVI and Vast Billion are related parties because they are both subsidiaries of the Company and their director is our Chief Financial Officer, Mr. Stanley Wong.

  Pursuant to a Trademark Transfer Agreement, dated October 4, 2009 agreed to transfer ownership of the trademark of KBS (Registered No. 4342760) to France Cock for a consideration of RMB 100,000 (approximately $15,250). The trademark transfer procedure was completed on October 20, 2010 and thePRC Trademark Authority has confirmed issuance of a Trademark Registration Certificate on March 21, 2011 to France Cock. Hongri PRC and France Cock are related parties because they are both subsidiaries of the Company.

  Pursuant to a Trademark Licensing Agreement (Contract No. 20051201001), dated December 1, 2005, France Cock, agreed to license the trademark that it owned of Kabiniao (Registration No.3199344) to Hongri PRC for an annual licensing fee of RMB 1,000,000 (approximately $152,500) to be paid on January 1 of each year. The licensing term is 10 years commencing from January 1, 2006. Hongri PRC and France Cock are related parties because they are both subsidiaries of the Company.

  Pursuant to a Trademark Licensing Agreement (Contract No. 20091201001) executed in 2009, France Cock agreed to license the trademark that it owned of KBS (Registered No.4342760) to Hongri PRC for an annual licensing fee of RMB 40,000,000 (approximately $6.1 million) to be paid on December 31 of each year. The licensing term is 5 years commencing from January 1, 2009. Hongri PRC and France Cock are related parties because they are both subsidiaries of the Company.

  From time to time, we have borrowed amounts from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for our expenses. These amounts are interest-free, unsecured and repayable on demand. As of December 31, 2009 and 2010, the balance of these amounts were $0 and $15,634.

  During the fiscal year ended December 31, 2009, Mr. Yan borrowed a total of $6,186,833 from us. The amount was interest-free, unsecured and repayable on demand. Mr. Yan fully repaid this amount during the fiscal year ended December 31, 2010.

  Hongri BVI and Hongri PRC executed a Financial Advisory Agreement with Bay Peak, LLC, dated December 10, 2010, or the December 2010 Financial Advisory Agreement. Under the December 2010 Financial Advisory Agreement, Bay Peak, LLC agreed to be retained as Hongri BVI and its subsidiaries’ exclusive business consultant and business advisor during the term of the agreement, and to assist Hongri BVI and its subsidiaries in certain respects with respect to the share exchange transaction with the Company and financing. In accordance with its terms, the December 2010 Financial Advisory Agreement terminated upon the final closing of the Company’s share exchange and financing transactions on March 31, 2011. Under the December 2010 Financial Advisory Agreement, Bay Peak, LLC was entitled to an advisory fee of $500,000, out-of-pocket expenses up to $100,000, and an amount equal to 3% of the total issued and outstanding shares of the Company’s common stock with certain registration rights. Following the completion of the Company’s share exchange and private placement transactions completed on March 31, 2011, the Company paid Bay Peak, LLC the $500,000 advisory fee and $100,000 to reimburse its expenses. It also issued it 599,799 shares of common stock with registration rights to satisfy Bay Peak, LLC’s equity rights under this agreement. This stock issuance was also considered sufficient to satisfy the Company’s obligation to issue Bay Peak, LLC 600,000 shares of common stock under the Share Exchange Agreement. Cory Roberts is the principal of Bay Peak, LLC and has voting and investment control over the securities held by it. Mr. Roberts has been a director of the Company since its inception and was an executive officer of the Company from inception until the initial closing of its share exchange transaction. He resigned from his position as an executive officer of the Company upon the initial closing of the Company’s share exchange transaction on March 11, 2011.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.0001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that elections for directors shall be by a plurality of votes. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock unless otherwise agreed or provided. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating subsidiary, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Warrants

In connection with our private placement completed on March 31, 2011, we issued warrants to five investors to purchase a total of 584,350 shares of our common stock. The warrants have a three- year term and have a purchase price per share of $2.96 per share. The warrants have standard weighted-average anti-dilution rights. Warrant holders also have registration rights after our first effective registration statement.

Option

Pursuant to the Amended and Restated Option Agreement Mr. Chan and Ms. Cheung granted an option to Mr. Yan to acquire all of the shares of our common stock that Mr. Chan acquired in connection with the reverse acquisition, or 12,275,398 shares, for an aggregate exercise price of RMB 131,409 (approximately $20,000). Mr. Yan may exercise this option during the period commencing on the date which is 6 months after the date on which the first registration statement is filed by us under the Securities Act, and ending on the 5th anniversary thereof.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.

No other shares of our preferred stock are currently outstanding. The issuance of additional shares preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Anti-takeover Effects of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its board of directors and management. According to our bylaws and articles of incorporation, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of the Company by replacing its board of directors.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder

If applicable, the prohibition is for a period of three years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period unless (a) the transaction was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than three years after the date the person first became an interested stockholder; or (c) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

Because we have more than 200 stockholders of record and have not made an election to not be subject to these provisions, we are subject to the Nevada business combination provisions. Applicability of the business combination provisions could discourage parties interested in taking control of our company if they cannot obtain the approval of our Board of Directors. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and those shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

Transfer Agent and Registrar

Our independent stock transfer agent is Interwest Transfer Inc. located at Salty Lake, Utah. Their phone number is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

As of November 7, 2011, there were approximately 19,993,300 shares of our common stock outstanding.

Shares Covered by this Prospectus

All of the 3,667,988 shares being registered in this offering may be sold without restriction under the Securities Act of 1933.

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008 and apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (2) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale, (3) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale, and (4) we have filed all reports and other materials required under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports, and we have not been an issuer with no or nominal operations or assets for at least one year and at least one year has elapsed since we have filed “Form 10 information” with the SEC reflecting our status as such.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

  1% of the total number of securities of the same class then outstanding, which will equal approximately 199,933 shares immediately after this offering; or

  the average weekly trading volume of such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

However, since we anticipate that our shares may not be listed on a national securities exchange or reported through an automated quotation system of a registered securities association at all times during this offering, our stockholders may not be able to rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on a national stock exchange, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 3,667,988 shares of our common stock that were issued or are issuable to selling stockholders pursuant to transactions exempt from registration under the Securities Act. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts. The following is a description of the private placements in which the selling stockholders received their shares.

On December 20, 2010, we authorized for issuance an aggregate of 950,000 shares of our common stock to four initial investors who were or whose affiliates were our officers, directors and/or organizers at par value, or $0.0001 per share, for gross proceeds of $95.00. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

On March 9, 2011, we completed a round of private equity investment and issued an aggregate of 49,665 shares of our common stock to approximately 211 accredited investors at a price per share of $2.00, for an aggregate purchase price of $99,330. The foregoing issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

On March 31, 2011, we completed a private placement in which we issued and sold to certain accredited investors an aggregate of 2,457,016 shares of our common stock, for an aggregate purchase price of $6,304,977, or $2.57 per share. As a result of this private placement, we raised approximately $5.68 million in gross proceeds, which left us with approximately $5,050,667 million in net proceeds after the deduction of offering expenses in the amount of approximately $0.63 million. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

Also on March 31, 2011, in connection with our completed share exchange and financing transactions and pursuant to the December 2010 Financial Advisory Agreement and the Share Exchange Agreement, we issued 599,799 shares of our common stock to Bay Peak, LLC. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

For a description of the material terms of the private placement and share exchange transactions that were completed on March 31, 2011, please refer to “Our Corporate History and Structure – Our Corporate History and Background”.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 19,993,300 shares of common stock outstanding as of November 7, 2011.

All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. None of the selling stockholders had any position, office, or other material relationship within the past three years with the Company or any of its predecessors or affiliates. Furthermore, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer except that Kirk M. Tushaus is an affiliate of a broker-dealer.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name	Shares of Common Stock Beneficially Owned Before the Offering	Percentage of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Included in Prospectus	Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage of Common Stock Beneficially Owned After Offering(2)
China – Ground Floor Holdings, L.P. (3)	222,860	1.11%	222,860	0	0
China – Ground Floor Holdings VI, L.P. (4)	77,019	*	77,019	0	0
China Canadian Opportunity, L.P.(5)	1,312,459	6.56%	1,312,459	0	0
China Canadian Opportunity VI, L.P..(6)	762,667	3.81%	762,667	0	0

PV KBS Holdings, L.P. (7) (10)	82,011	*	82,011	0	0
Bay Peak, LLC (8)	1,322,218	5.05%	1,024,917	297,301	1.49%
Kema Management (USA), Inc. (9)	87,500	*	87,500	0	0
Christopher E. Jensen (10)	494,982	2.48%	65,790	346,851	1.73%
Michelle D. Jensen (11)	494,982	2.48%	165	346,851	1.73%
CJM Investments, LLC (12)	165	*	165	0	0
Jeffery R. Hahn (13)	347,016	1.74%	165	346,851	1.73%
Jensen Children Irrevocable Trust, dated May 25, 2010 (14)	21,875	*	21,875	0	0
Richard A. Ansell	165	*	165	0	0
Tina Ansell	165	*	165	0	0
Bryan Barnell	165	*	165	0	0
Amardeep S. Bratch	165	*	165	0	0
Richard J. Calta	165	*	165	0	0
Tricia A. Calta	165	*	165	0	0
William P. Cox	165	*	165	0	0
Martyn Crowder	165	*	165	0	0
Angela Crowder	165	*	165	0	0
Jan A. Deighton	165	*	165	0	0
Rick L. Gabelman	165	*	165	0	0
Ryan Michael Gocken	165	*	165	0	0
Amy M. Hahn	165	*	165	0	0
Cheryl K. Hahn	165	*	165	0	0
Megan E. Harry	165	*	165	0	0
Barry Goldstin	165	*	165	0	0
Justin R. Hansen	165	*	165	0	0
Randal Kent Hansen	165	*	165	0	0
Shirley J. Hansen	165	*	165	0	0
Tara Jo Hansen-Leinen	165	*	165	0	0
Abby Lynn Harbour	165	*	165	0	0
David A. Harbour	165	*	165	0	0
Michael Harry	495	*	495	0	0
Richard A. Hornung	165	*	165	0	0
Heidi Hornung-Scherr	165	*	165	0	0
Paul Adrian Jaques	165	*	165	0	0
Rosemary E. Jaques	165	*	165	0	0
Mary L. Jeffries	165	*	165	0	0
Connie Jensen	165	*	165	*	*
Donna Jean Klym	165	*	165	0	0
Greg Lorenzetti	165	*	165	0	0
Larry E. Marchman	165	*	165	0	0
William Marcus	165	*	165	0	0
Anastasia McGowan	165	*	165	0	0
John McGowan	165	*	165	0	0
Dana J. Rezac	165	*	165	0	0
Paul A. Ross	165	*	165	0	0

Ronald H. Sarrasin	165	*	165	0	0
Glenn M. Schreuer	165	*	165	0	0
Ben Schultz	165	*	165	0	0
Karen Schultz	165	*	165	0	0
Earl H. Scudder	165	*	165	0	0
Mark A. Scudder	165	*	165	0	0
Scott Semrad	165	*	165	0	0
April Stacy	165	*	165	0	0
Tony Stacy	165	*	165	0	0
Jason D. Stych	165	*	165	0	0
Kirk M. Tushaus	165	*	165	0	0
Ashley Ulrich	165	*	165	0	0
Melvern Ulrich	165	*	165	0	0
Michael Ulrich	165	*	165	0	0
Monterey Investments, LLC (15)	165	*	165	0	0
Gab-Riel Charles Turenne	165	*	165	0	0
Richard Unrau	165	*	165	0	0
Tanya Unrau	165	*	165	0	0
Grant Wistrom	165	*	165	0	0
Melissa Wistrom	165	*	165	0	0
Cynthia S. Woods	165	*	165	0	0
Henry C. Woods, II	495	*	495	0	0
Total:			3,667,988

* Less than 1%

(1)	Assumes that all securities offered are sold.

(2)

As of November 7, 2011, a total of 19,993,300 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d- 3(d)(1). For each beneficial owner above, any warrants, options, or other securities exercisable or convertible into our common stock within 60 days have been included in the denominator.

(3)

China – Ground Floor Holdings, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor LLC, its general partner. Ground Floor LLC’s voting and dispositive decisions with regard to its membership interests are made by Mr. David Steele, its sole member. Therefore, both Ground Floor LLC and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares held by China – Ground Floor Holdings, L.P. Mr. Steele was a director and executive officer of the Company at the time that the Company entered into its share exchange transaction and the agreements or arrangements underlying the private placements in which the shares held by the selling shareholder were issued. Mr. Steele resigned from these positions upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Steele has had no position or material relationship with the Company other than his beneficial ownership of shares of the Company’s common stock.

(4)

China – Ground Floor Holdings VI, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor LLC., its general partner. Ground Floor LLC’s voting and dispositive decisions with regard to its membership interests are made by Mr. David Steele, its sole member. Therefore, both Ground Floor LLC and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares of our common stock held by China – Ground Floor Holdings VI, L.P. Mr. Steele was a director and executive officer of the Company at the time that the Company entered into its share exchange transaction and the agreements or arrangements underlying the private placements in which the shares held by the selling shareholder were issued. Mr. Steele resigned from these positions upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Steele has had no position or material relationship with the Company other than his beneficial ownership of shares of the Company’s common stock.

(5)

China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its membership interests are made by Ground Floor Inc., its general partner. Ground Floor Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Therefore, both Ground Floor Inc. and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares of our common stock held by China Canadian Opportunity, L.P. Mr. Steele was a director and executiveofficer of the Company at the time that the Company entered into its share exchange transaction and the agreements or arrangements underlying the private placements in which the shares held by the selling shareholder were issued. Mr. Steele resigned from these positions upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Steele has had no position or material relationship with the Company other than his beneficial ownership of shares of the Company’s common stock.

(6)

China Canadian Opportunity VI, L.P.’s voting and dispositive decisions with regard to its membership interests are made by China 88, its general partner. China 88’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Therefore, both China 88 and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares of our common stock held by China Canadian Opportunity VI, L.P. Mr. Steele was a director and executive officer of the Company at the time that the Company entered into its share exchange transaction and the agreements or arrangements underlying the private placements in which the shares held by the selling shareholder were issued. Mr. Steele resigned from these positions upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Steele has had no position or material relationship with the Company other than his beneficial ownership of shares of the Company’s common stock.

(7)

PV KBS Holdings, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by PV KBS Investments, LLC (“PV KBS LLC”), its general partner, with the consent of a majority-in-interest of its partners. PV KBS LLC’s voting and dispositive decisions with regard to its membership interests are made by Mr. Christopher Jensen, its sole member. Therefore, both PV KBS LLC and Mr. Jensen may be deemed to have voting and dispositive power with respect to the shares of our common stock held by PV KBS Holdings, L.P. Mr. Jensen was a director and executive officer of the Company from inception until the initial closing of its share exchange transaction. As disclosed, he resigned from these positions upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Jensen has had no position or material relationship with the Company other than his beneficial ownership of shares of the Company’s common stock.

(8)

Bay Peak, LLC received 775,000 shares of common stock as one of our initial organizers. Under the December 2010 Financial Advisory Agreement, Bay Peak, LLC agreed to be retained as Hongri BVI and its subsidiaries’ exclusive business consultant and business advisor during the term of the agreement, and to assist Hongri BVI and its subsidiaries in certain respects with respect to a merger transaction with the Company and financing. In accordance with its terms, the December 2010 Financial Advisory Agreement terminated upon the final closing of the Company’s share exchange and financing transactions on March 31, 2011. As compensation, Bay Peak, LLC agreed to be paid an advisory fee of $500,000 under this agreement upon the closing of a qualified financing, and immediately afterwards to receive an amount of shares of the Company’s common stock equal to 3% of the total issued and outstanding shares of the Company’s common stock, with certain registration rights, and up to $100,000 of out-of-pocket expenses. The Company paid or issued this compensation to Bay Peak, LLC shortly after the closing of the financing and share exchange. The Company was also obligated under the Share Exchange Agreement to issue Bay Peak, LLC up to 600,000 shares of its common stock; the Company’s issuance of 597,999 shares immediately after the private placement and share exchange closed on March 31, 2011 was considered to satisfy this obligation (as well as its obligation to issue Bay Peak, LLC stock under the December 2010 Financial Advisory Agreement). In addition, Bay Peak, LLC entered into a Consulting Agreement with the Company, dated December 20, 2010 (the “Consulting Agreement”). Under the Consulting Agreement, Bay Peak, LLC agreed to provide consultation services to the Company in consideration for standard rates for time expended and reimbursement of out-of-pocket expenses. The Consulting Agreement terminated in accordance with its terms upon mutual agreement of the parties and did not to do so.  In addition, the Company, Hongri PRC, and Bay Peak, LLC executed a Financial Advisory Agreement, dated October 31, 2011 (the “October 2011 Financial Advisory Agreement”), under which Bay Peak, LLC agreed to assist the Company with certain additional financing activities. Under this agreement, Bay Peak, LLC will receive $4,000 per month and may be reimbursed for up to $50,000 in expenses upon consummation of the financing. The October 2011 Financial Advisory Agreement terminates upon the earlier of the consummation of the financing, February 1, 2012, or the occurrence of any of certain breaches by the Company.

Mr. Cory Roberts has sole voting and investment control over the securities held by Bay Peak, LLC. Mr. Roberts has been a director of the Company since its inception and was an executive officer of the Company from inception until the date of the initial closing of its share exchange transaction. He resigned from his position as an executive officer of the Company upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Roberts’ only material relationship with the Company, other than his beneficial ownership of shares of the Company’s common stock, is his position as a director.

297,301 shares of common stock underlying a warrant issued to Bay Peak, LLC are not being registered under this registration statement.

(9)

Kema Management (USA), Inc.’s voting and dispositive decisions with regard to its stock are made by David Steele, its President. Mr. Steele was a director and executive officer of the Company at the time that the Company entered into its share exchange transaction and the agreements or arrangements underlying the private placements in which the shares held by the selling shareholder were issued. Mr. Steele resigned from these positions upon the initial closing of the Company’s share exchange transaction on March 11, 2011. Since March 11, 2011, Mr. Steele has had no position or material relationship with the Company other than his beneficial ownership of shares of the Company’s common stock.

(10)

PV KBS Holdings, LP holds 82,011 shares of the Company’s common stock. Mr. Jensen is the sole member of the general partner of PV KBS Holdings, LP and may be deemed to beneficially own securities held by it. CJM Investments, LLC holds 165 shares of the Company’s common stock. As a member of CJM Investments, LLC, Mr. Jensen may be deemed to beneficially own securities held by it. Michelle D. Jensen holds 165 shares of the Company’s common stock. Mr. Jensen is married to Ms. Jensen and may be deemed to share beneficial ownership over securities held by her. The shares being registered for resale do not include 346,851 shares of the Company’s common stock underlying a warrant held by PV Capital, LLC. Mr. Christopher E. Jensen is managing member of PV Capital, LLC. and may be deemed to beneficially own securities held by it.

(11)	Michelle D. Jensen’s spouse is Christopher E. Jensen, and she may be deemed to beneficially own securities that may be deemed to be beneficially owned by him. For information regarding Christopher E. Jensen’s beneficially owned securities, see footnote 10 to this table.

(12)	Christopher E. Jensen and Michael Ulrich are members of CJM Investments, LLC and have investment and voting control over securities held by it.

(13)	The shares being registered for resale do not include 346,851 shares of the Company’s common stock underlying a warrant held by PV Capital, LLC. Mr. Jeffrey R. Hahn is a member of PV Capital, LLC and may be deemed to beneficially own securities held by it.

(14)	Bruce A. Hocking is the trustee of Jensen Children Irrevocable Trust, dated May 25, 2010 and has sole investing and voting control over the securities held by it.

(15)	Michael Ulrich is the Manager of Monterery Investments, LLC, and may be deemed to beneficially own securities held by it.

We will not receive any proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  to cover short sales made after the date that this registration statement is declared effective by the Commission;

  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement for its own account and, at the time of its purchase of such securities such selling stockholder had no intention to distribute any such securities.

Kirk M. Tushaus is an affiliate of a broker-dealer. Mr. Tushaus purchased his shares of our common stock in the ordinarily course of business, and at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute his shares.

The Company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Lewis and Roca LLP, Las Vegas, Nevada.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by PKF, Certified Public Accountants, Hong Kong, China, a member of PKF International Limited network of legally independent firms, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)

Consolidated Financial Statements
For each of the two years in the period ended
December 31, 2010
(Stated in US dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)

We have audited the accompanying consolidated balance sheets of KBS International Holdings Inc. (Formerly known as Bay Peak 1 Opportunity Corp.) (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

PKF
Certified Public Accountants
Hong Kong, China
April 29, 2011

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Consolidated Statements of Income and Comprehensive Income
(Stated in US dollars)

	Year ended December 31,
	2010	2009
Net sales	$38,452,995	$28,195,458
Cost of sales	20,752,159	15,666,468
Gross profit	17,700,836	12,528,990
Operating expenses
Administrative expenses	1,796,229	1,459,212
Selling expenses	2,460,414	1,066,432
Research and development expenses	105	10,020
	4,256,748	2,535,664
Income from operations	13,444,088	9,993,326
Other income	45,334	9,909
Income before income taxes	13,489,422	10,003,235
Income taxes - Note 4	(1,331,448)	(936,651)
Net income	$12,157,974	$9,066,584
Other comprehensive income
Foreign currency translation adjustments	690,809	713
Total comprehensive income	$12,848,783	$9,067,297
Earnings per share : Basic and diluted - Note 5	$0.76	$0.57
Weighted average number of shares outstanding :
- Basic and diluted	15,936,820	15,936,820

See the accompanying notes to consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Consolidated Balance Sheets

	As of December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$4,152,508	$362,799
Accounts receivable	1,534,383	1,108,303
Other receivables	451,082	277,241
Inventories - Note 6	5,285,211	12,342,780
Prepayments and premiums paid under operating leases - Note 7	3,367,082	3,169,370
Amounts due from directors - Note 11	-	6,186,833

Total current assets	14,790,266	23,447,326
Prepayment and premiums paid under operating leases - Note 7	3,273,217	-
Property, plant and equipment, net - Note 8	1,021,938	425,179
Prepayment for acquisition of land use right - Note 9	6,540,849	-
Prepayment for construction of new plant - Note 9	6,068,000	-
Trademarks	17,825	20,538

TOTAL ASSETS	$31,712,095	$23,893,043

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accounts payable	$25,478	$10,615
Other payables and accrued expenses - Note 10	3,722,233	1,960,936
Amounts due to directors - Note 11	15,634	-
Dividend payable - Note 12	-	7,929,135
Income tax payable	3,239,886	2,132,276

TOTAL LIABILITIES	7,003,231	12,032,962

COMMITMENTS AND CONTINGENCIES - Note 15

STOCKHOLDERS’ EQUITY
Preferred stock : par value $0.0001 per share
Authorized 10,000,000 shares;
None issued and outstanding
Common stock: par value $0.0001 per share
Authorized 100,000,000 shares;
15,936,820 shares issued and outstanding	1,594	1,594
Additional paid-in capital	630,561	630,561
Statutory surplus reserve - Note 13	161,463	117,633
Accumulated other comprehensive income	1,268,936	578,127
Retained earnings	22,646,310	10,532,166

TOTAL STOCKHOLDERS’ EQUITY	24,708,864	11,860,081

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$31,712,095	$23,893,043

See the accompanying notes to consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Consolidated Statements of Cash Flows
(Stated in US dollars)

	Year ended December 31,
	2010	2009
Cash flows from operating activities
Net income	$12,157,974	$9,066,584
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation	441,435	130,194
Amortization of trademarks	3,328	3,299
Provision/(recovery) for obsolete inventories	36,304	(56,145)
Amortization of prepayments and premiums paid under operating leases	74,227	73,995
Changes in operating assets and liabilities :
Accounts receivable	(397,368)	326,885
Other receivables and prepayments	(3,487,000)	91,293
Inventories	7,273,878	(775,252)
Accounts payable	13,470	(3,715,820)
Other payables and accrued expenses	1,639,440	(300,379)
Income tax payable	1,011,873	883,085

Net cash flows provided by operating activities	18,767,561	5,727,739

Cash flows from investing activities
Payments to acquire property, plant and equipment	(1,014,034)	(213,850)
Prepayment to acquire land use rights	(6,377,296)	-
Prepayment for construction of new plant	(6,016,000)	-
Repayment from/(advances to) directors	6,210,548	(5,379,037)

Net cash flows used in investing activities	(7,196,782)	(5,592,887)

Cash flows from financing activities
Dividend paid and net cash flows used in financing activities	(7,993,995)	-

Effect of foreign currency translation on cash and cash equivalents	212,925	83

Net increase in cash and cash equivalents	3,789,709	134,935

Cash and cash equivalents - beginning of year	362,799	227,864

Cash and cash equivalents - end of year	$4,152,508	$362,799

Supplemental disclosures for cash flow information :
Cash paid for income taxes	$319,575	$53,566

Non-cash operating and investing activities :

Acquisition of trademark by offsetting amount due from a director	$-	$14,661

Transferal of amount due from a director to prepayments under operating leases - Note 7(a)	$-	$1,702,943

See the accompanying notes to consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Consolidated Statements of Stockholders’ Equity
(Stated in US dollars)

				Statutory	Accumulated
	Common stock		Additional	surplus	other
	Number		paid-in	reserve	comprehensive	Retained
	of shares	Amount	capital	(Note 13)	income	earnings	Total

Balance, January 1, 2009	15,936,820	$1,594	$630,561	$86,030	$577,414	$9,421,456	$10,717,055
Net income	-	-	-	-	-	9,066,584	9,066,584
Dividend – Note 12	-	-	-	-	-	(7,924,271)	(7,924,271)
Foreign currency translation	-	-	-	-	713	-	713
Appropriation to reserve	-	-	-	31,603	-	(31,603)	-
Balance, December 31, 2009	15,936,820	1,594	630,561	117,633	578,127	10,532,166	11,860,081
Net income	-	-	-	-	-	12,157,974	12,157,974
Foreign currency translation	-	-	-	-	690,809	-	690,809
Appropriation to reserve	-	-	-	43,830	-	(43,830)	-

Balance, December 31, 2010	15,936,820	$1,594	$630,561	$161,463	$1,268,936	$22,646,310	$24,708,864

See the accompanying notes to consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

1.	General information

	(a)	Corporate information

		(i)	KBS International Holding Inc. (the "Company"), which changed its name from Bay Peak 1 Opportunity Corp. on May 25, 2011, was incorporated in the State of Nevada on December 20, 2010.

(ii)

Hongri International Holdings Limited ("Hongri International") formerly known as Wah Ying International Investment Inc. was incorporated in the British Virgin Islands (the "BVI") on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 10,000 common shares were issued at par as of December 31, 2010. On January 27, 2011, Hongri International issued additional 10,000 common shares at a cash consideration of $77 per share. The principal activity of Hongri International is investment holding. Wong Chi Hung, Stanley, is the sole director of Hongri International. Before the acquisition by the Company as described in Note 1(b)(v), the 20,000 common shares were held as to 30% by Cheung So Wa and 70% by Chan Sun Keung. On November 16, 2009, Yan Keyan entered into an option agreement with Cheung So Wa and Chan Sun Keung of which Yan Keyan is entitled an exclusive right to purchase the 100% equity interest in Hongri International at a cash consideration equivalent to the nominal value of issued share capital. Before the execution of the exclusive right by Yan Keyan, the rights and obligations as a stockholder of the 100% equity interest in Hongri International are still vested in Yan Keyan and the appointment of the board of directors and management is controlled by Yan Keyan. This option agreement was replaced by a new option agreement as described in Note 1(b)(vi).

(iii)

France Cock (China) Limited ("France Cock") was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized, issued and paid up capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each. The principal activity of France Cock is trademark holding. The directors of France Cock are Yan Keyan, Chen Bizhen, Wong Chi Hung, Stanley and Chan Fai Wong. Before the acquisition by Hongri International as described in Note 1(b)(i), the 10,000 common shares were held by Yan Keyan.

Pursuant to a trademark transfer agreement dated October 4, 2009, Hongri Fujian agreed to transfer a trademark “KBS” to France Cock for a consideration of RMB100,000 (approximately $15,250). The trademark transfer procedure has been completed on October 20, 2010 and the Trademark Authority in the People’s Republic of China (the "PRC") issued a trademark registration certificate to France Cock on March 21, 2011.

Pursuant to a trademark licensing agreement dated December 1, 2005, France Cock agreed to license a trademark “Kabinaio” to Hongri Fujian for 10 years commencing from January 1, 2006 at a fee of RMB1,000,000 (approximately $152,500) per annum.

Pursuant to a trademark licensing agreement executed in 2009, France Cock agreed to license a trademark “KBS” to Hongri Fujian for 5 years commencing from January 1, 2009 at a fee of RMB40,000,000 (approximately $6.1million) per annum.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

1.	General information (cont’d)

(iv)

Roller Rome Limited ("Roller Rome") was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 1 share was issued at par. The principal activity of Roller Rome is the provision of design and development services for sports apparel. The directors of Roller Rome are Yan Keyan, Chen Bizhen, Wong Chi Hung, Stanley and Chan Fai Wong. Before the acquisition by Hongri International as described in Note 1(b)(ii), the only one issued common share was held by Chen Bizhen.

(v)

Vast Billion Investment Limited ("Vast Billion") was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary share of HK$1 each, of which 1 ordinary share was issued at par. Vast Billion was a dormant company until the completion of acquisition of 100% equity interest in Hongri Fujian on February 15, 2011 as described in Note 1 (b)(iv). The directors of Vast Billion are Wong Chi Hung, Stanley and Chan Sun Keung, the father of Chen Bizhen. Before the acquisition by Hongri International, the 1 ordinary share was held by Chan Sun Keung.

(vi)

Hongri (Fujian) Sports Goods Co. Ltd. ("Hongri Fujian") was established in the PRC on November 17, 2005 with a registered and paid up capital of RMB5,000,000 (which are not divided into shares). Hongri Fujian is engaged in the design, manufacture, marketing and sale of sports apparel in the PRC. Wang Feiya is the legal representative of Hongri Fujian. Before the acquisition by Vast Billion as described in Note 1(b)(iv), the paid up capital of RMB5,000,000 was held as to 50% by Yan Keyan and 50% by Chen Bizhen. On December 18, 2006, Roller Rome entered into a buy back agreement with Yan Keyan and his wife, Chen Bizhen, of which Roller Rome is entitled the exclusive right to acquire all of Yan Keyan’s and Chen Bizhen’s 100% equity interest in Hongri Fujian at a consideration equivalent to the paid up capital of Hongri Fujian. Before the execution of the exclusive right by Roller Rome, i) 100% equity interest in Hongri Fujian is pledged to Roller Rome as collateral for the annual fee due to Roller Rome; ii) Roller Rome is entitled the exclusive right to receive all of dividend declared by Hongri Fujian; and iii) the appointment of the board of directors and management of Hongri Fujian are controlled by Roller Rome. This buy back agreement was mutually terminated upon the completion of acquisition of Hongri Fujian by Vast Billion as described in Note 1(b)(iv).

(vii)

Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin") was established in the People’s Republic of China (the "PRC") on March 16, 2011 with a registered and paid up capital of RMB1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides sub-contracting service for the manufacture of sports apparel to Hongri Fujian in the PRC. Yan Keyan is the director and legal representative of Anhui Kai Xin.

(viii)

According to a Design and Development Agreement ( the "Agreement") entered into between Roller Rome and Hongri Fujian on December 18, 2006, Roller Rome provides design and development services, including market research, product development, design, technical consulting and staff training, to Hongri Fujian for an annual fee ranging from 90% to 99% of Hongri Fujian’s net income before tax. The Design and Development Agreement will expire on December 31, 2011.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

1.	General information (cont’d)

	(b)	Reorganization

To rationalize the group structure, the Company, Hongri International, France Cock, Roller Rome, Vast Billion and Hongri Fujian reorganized their group structure (the "Reorganization") as follows :-

(i)

On January 4, 2010, Yan Keyan’s 100% equity interest in France Cock were transferred to Hongri International at a cash consideration of HK$10,000, which is the nominal value of issued and paid up capital of France Cock.

(ii)

On January 4, 2010, Chen Bizhen’s 100% equity interest in Roller Rome were transferred to Hongri International at a cash consideration of $1, which is the nominal value of issued and paid up capital of Roller Rome.

(iii)

On February 14, 2011, Hongri International acquired 100% equity interest in Vast Billion from Chan Sun Keung at a cash consideration of HK$1, which is the nominal value of issued and paid up capital of Vast Billion.

(iv)

On February 15, 2011, Yan Keyan and Chen Bizhen transferred 100% equity interest in Hongri Fujian to Vast Billion at a cash consideration $756,950 (equivalent to Hongri Fujian’s paid up capital of RMB 5 million).

(v)

On March 11, 2011, the Company entered into a share exchange agreement with the shareholders of Hongri International to acquire their 100% of the issued and outstanding common shares in Hongri International by issuance of the Company’s 15,936,820 common shares with par value of $0.0001 each.

(vi)

In connection with the share exchange transaction as described in Note 1 (b) (v), Yan Keyan entered into a new option agreement with Chan Sun Keung on March 9, 2011 pursuant to which Yan Keyan was granted an option to purchase all of Chan Sun Keung’s equity interest in the Company at a cash consideration of RMB91,986. Such option will be effective during the period commencing on the date which is six months after the date on which the first registration statement is filed by the Company under the United States Securities Act of 1933, as amended, but before the fifth anniversary of the registration statement effective date.

Upon the completion of the Reorganisation on March 11, 2011, the Company became the immediate holding company of Hongri International and the ultimate holding company of the Roller Rome, France Cock, Vast Billion, Hongri Fujian and Anhui Kai Xin.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

2.	Basis of presentation

Before and immediately after the completion of Reorganization, the Company, Hongri International, Roller Rome, France Cock, Vast Billion, Hongri Fujian and Anhui Kai Xin are under the common control of Yan Keyan, Chen Bizhen (the wife of Yan Keyan) and Chan Sun Keung (the father of Chen Bizhen). Upon the completion of reorganization, the Company has controlling interest on all consolidated subsidiaries. Accordingly, accounting for recapitalization is adopted for the preparation of consolidated financial statements to present the results of operations and financial position of the Company, Hongri International, Roller Rome, France Cock, Vast Billion, Hongri Fujian and Anhui Kai Xin as if the current group structure had been in existence at the beginning of the reporting period. The 15,936,820 shares of the Company’s common stock issued for acquisition of Hongri International are deemed the opening common stock since January 1, 2009 to reflect the recapitalization.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

3.	Summary of significant accounting policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions include, but are not limited to, the valuation of accounts receivable, inventories and the estimation of useful lives of property, plant and equipment. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and other receivables. As of December 31, 2010, all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to accounts receivable, in order to reduce its credit risk, the Company has adopted credit policies, which include the analysis of the financial position of its customers and a regular review of their credit limits. The consideration of $6,540,849 for acquisition of land use right in Anhui was prepaid to a third party. The transaction is expected to be completed in 2011.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

During the reporting periods, customers representing 10% or more of the Company’s sales revenue are as follows :-

	Year ended December 31,
	2010	2009

Tianjing Jiang You Fu	3,571,016	2,926,071
Guilin Wang Min	2,733,770	2,906,424
	6,304,786	5,832,495

Details of customers representing 10% or more of the Company’s accounts receivable are :-

	As of December 31,
	2010	2009

Xtep (China) Co., Ltd	83,038	1,049,613

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less. As of December 31, 2010 and 2009, almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of accounts receivable. A considerable amount of judgment is required in assessing the amount of the allowance. The Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial positions of the customers are to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting period, the management considers that the establishment of general provisioning policy is not necessary as the bad debt experience was rare and insignificant. For those amounts identified as doubtful after assessment, the Company makes specific provision for these doubtful amounts. Bad debts are written off when identified.

The Company extends unsecured credit to customers ranging from 30 to 90 days in the normal course of business. The Company does not accrue interest on accounts receivable.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

There were no accounts receivable written off during the years ended December 31, 2010 and 2009.

Inventories

Inventories are stated at the lower of cost or net realizable value where net realizable value is market value less cost to sell. Cost is determined on a weighted-average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company adjust reserve requirements generally based on due to its projected demand requirements, market conditions and product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, during the reporting periods, the management establishes the following rates of general provision provided on gross amount of inventories :-

Rate

Aged over 6 months but within 1 year	3%
Aged over 1 year but within 2 years	10%
Aged over 2 years but within 3 years	30%
More than 3 years	100%

Historically, the actual net realizable value is close to the management estimation. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Operating leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets are effectively retained by the lessors. Operating lease expenses are charged to the consolidated statement of income and comprehensive income on a straight-line basis over the period of the lease term.

Premium paid for operating leases

Premium payments to last owners of new stores under operating leases are amortized over the lease terms on straight-line basis and included in prepayments and premium paid under operating leases in the consolidated balance sheets.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows :-

	Useful life	Residual value

Plant and machinery	5 years	10%
Motor vehicles	5 years	10%
Office equipment, furniture and fixtures	5 years	10%
Leasehold improvements - factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements – shops	Shorter of estimated useful life of 1.5 years or lease term	Nil

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Trademarks

Trademarks are stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over their useful lives of 10 years granted from the relevant PRC authorities.

Amortization expense amounting to $3,328 and $3,299 for the years ended December 31, 2010 and 2009 respectively are included in administrative expenses.

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 “Impairment or Disposal of Long-Lived Assets” (previously Statement of Financial Accounting Standards (“SFAS”) No. 144), Accounting for the impairment or disposal of long-lived assets, respectively. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Revenue recognition

Revenue from sales of the Company’s products in wholesales is recognized upon customer acceptance, which occur at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. Except for defective items, we do not provide our customers with contractual rights of return for any of our products. When there are any significant post-delivery performance obligations, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customer in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under wholesale do not include any terms which may impose any significant post-delivery performance obligations on the Company.

Revenue from sales of the Company’s products in retail is recognized upon customer acceptance, which occurs at the time the product is purchased by the retail customers at our retail stores, the sale price is fixed and determinable and collection is reasonably assured. Except for defective items, the Company does not have a return policy allowing retail customers to return the products sold. When there is any significant post- delivery performance obligations, revenue is recognized only after such obligations are fulfilled. The Company evaluates the rules and regulations relating to retail sales of the Company’s products in order determine whether any significant post-delivery performance obligations exist. Currently, the rules and regulations relating to retail sales of the Company’s products in the PRC does not include any provisions which may impose any significant post-delivery performance obligations on the Company.

Sales revenue represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The Company is subject to VAT which is levied on the majority of the products of Hongri Fujian at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for sales.

Customer loyalty program

The Company maintains a customer loyalty program in both the Company’s stores and distributors’ stores. Any consumer can receive a free membership card if the purchase of our products reaches a threshold amount. This amount and related reduction from points redemption are determined by the Company or each distributor and vary from region to region in the PRC. Under the program, the customers accumulate points based on purchase activities. The accumulated points are not redeemable for cash and can only be redeemed as a reduction for subsequent purchases at the store for which the points are accumulated. All the points accumulated during a calendar year must be redeemed within that calendar year and all the unredeemed points will be expired on December 31 of each calendar year. It is the Company’s policy to accrue a liability quarterly based on the value of points accumulated for the Company’s stores, which is classified as other payables under current liabilities, less an estimate for breakage and records a related reduction in net revenue for the periods. The estimate for breakage is based on historical redemption experience for the Company’s stores. Since the accumulated points are expired on December 31 of each calendar year, no liability for customer loyalty program was accrued as of December 31, 2010 and 2009. The related reduction in net revenue for the years ended 31 December, 2010 and 2009 are $49,401 and $6,768 respectively.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Store opening costs

Costs incurred in connection with store start-up costs, such as travel for recruitment, training and setup of new store openings, are expensed as incurred.

Advertising and research and development expenses

Advertising and research and development expenses are charged to expense as incurred.

Advertising expenses amounting to $105,764 and $166,646 for the years ended December 31, 2010 and 2009 respectively are included in selling expenses.

Research and development expenses consist primarily of remuneration for research and development staff and material costs for research and development and amounted to $105 and $10,020 for the years ended December 31, 2010 and 2009 respectively.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740 “Income Taxes” (previously SFAS No. 109). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

VAT

VAT in the PRC is charged at a rate 17% on the invoiced values of the Company’s purchases from suppliers (“Input VAT”) and sales to customers (“Output VAT”). The Company is required to pay the VAT to tax authority monthly on a net basis in case of Output VAT higher than Input VAT for a particular month and this VAT payable is classified as other payables under current liabilities. In case of Input VAT higher than Output VAT for a particular month, the VAT recoverable, which can be used to deduct the Output VAT of subsequent months, is classified as other receivable under current assets. For goods and services from suppliers for non-production purposes (i.e selling and administrative purpose), the related VAT paid will be expensed when incurred and classified as operating expenses for the reporting periods. The accounts receivable includes the Output VAT receivable from customer. As of December 31, 2010 and 2009, the Output VAT receivables from customers, which were included in accounts receivable, were RMB1,469,641 (equivalent to approximately $222,945) and RMB1,097,719 (equivalent to approximately $161,035) respectively.

The VAT paid to the tax authority for the years ended December 31, 2010 and 2009 were RMB23.6million (equivalent to approximately $3.5 million) and RMB1.6 million (equivalent to approximately $230,000), respectively.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with ASC 260, “Earnings Per Share” (previously SFAS No. 128). Basic earnings per share are computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the reporting periods.

Comprehensive income

The Company has adopted ASC 220, “Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments.

Foreign currency translation

The functional currency of Hongri International is RMB which is not freely convertible into foreign currencies. Hongri International maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income/loss for the respective periods.

For financial reporting purposes, the financial statements of Hongri International which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in accumulated other comprehensive income, a component of stockholders’ equity. The exchange rates in effect as of December 31, 2010 and 2009 were RMB 1 for 0.1517 and RMB 1 for $0.1467, respectively. There was no significant fluctuation in exchange rate for the conversion of RMB to United States dollars after the balance sheet date.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Fair value of financial instruments

The Company adopted ASC 820 (previously SFAS No. 157) on January 1, 2008. The adoption of ASC 820 did not materially impact the Company’s financial position, results of operations or cash flows.

The Company considers the carrying values reported in the consolidated balance sheet for current assets and current liabilities qualifying as financial instruments approximate their fair values due to the short-term maturity of such instruments.

Recently issued accounting pronouncements

Accounting for Transfers of Financial Assets (Included in amended Topic ASC 860 “Transfers and Servicing”, previously Statement of Financial Accounting Standards (“SFAS”) No. 166, “Accounting for Transfers of Financial Assets - an Amendment of Financial Accounting Standard Board (“FASB”) Statement No. 140.”). The amended topic addresses information a reporting entity provides in its financial statements about the transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. Also, the amended topic removes the concept of a qualifying special purpose entity, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines participating interest and enhances the information provided to financial statement users to provide greater transparency. The amended topic is effective for the first annual reporting period beginning after November 15, 2009 and was effective for us as of January 1, 2010. The adoption of this amended topic has no material impact on the Company’s financial statements.

Consolidation of Variable Interest Entities - Amended (Included in amended Topic ASC 810 “Consolidation”, previously SFAS 167 “Amendments to FASB Interpretation No. 46(R)”). The amended topic requires an enterprise to perform an analysis to determine the primary beneficiary of a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The amended topic also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The amended topic is effective for the first annual reporting period beginning after November 15, 2009 and was effective for us as of January 1, 2010. The adoption of this amended topic has no material impact on the Company’s financial statements.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Recently issued accounting pronouncements (cont’d)

The FASB issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605) : Multiple Deliverable Revenue Arrangements - A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The management is in the process of evaluating the impact of adopting this ASU on the Company’s financial statements.

The FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC Topic 820 to require the following additional disclosures regarding fair value measurements: (i) the amounts of transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) reasons for any transfers in or out of Level 3 of the fair value hierarchy and (iii) the inclusion of information about purchases, sales, issuances and settlements in the reconciliation of recurring Level 3 measurements. ASU 2010-06 also amends ASC Topic 820 to clarify existing disclosure requirements, requiring fair value disclosures by class of assets and liabilities rather than by major category and the disclosure of valuation techniques and inputs used to determine the fair value of Level 2 and Level 3 assets and liabilities. With the exception of disclosures relating to purchases, sales, issuances and settlements of recurring Level 3 measurements, ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009. The disclosure requirements related to purchases, sales, issuances and settlements of recurring Level 3 measurements will be effective for financial statements for annual reporting periods beginning after December 15, 2010. The management is in the process of evaluating the effect of disclosure requirements related to purchases, sales, issuances and settlements of recurring Level 3 measurements on the Company’s financial statements and is currently not yet in a position to determine such effects.

The FASB issued ASU No. 2010-02, “Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification”. This amendment affects entities that have previously adopted Topic 810-10 (formally SFAS 160). It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10). For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The adoption of this ASU has no material impact on the Company’s financial statements.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

3.	Summary of significant accounting policies (cont’d)

Recently issued accounting pronouncements (Cont’d)

In February 2010, the FASB issued ASU 2010-09, Subsequent Events : Amendments to Certain Recognition and Disclosure Requirements, which amends FASB ASC Topic 855, Subsequent Events. The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. The adoption of this ASU has no material impact on the Company’s financial statements.

In April, 2010, the FASB issued ASU 2010-13 “Compensation-Stock Compensation (Topic 718) - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force”. ASU 2010- 13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update do not expand the recurring disclosures required by Topic 718. Disclosures currently required under Topic 718 are applicable to a share-based payment award, including the nature and the term of share-based payment arrangements. The amendments in this update are effective for fiscal year, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the impact of the adoption of ASU 2010-13 on its financial statements.

In July 2010, the FASB issued ASU 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. Under ASU 2010-20, an entity is required to provide disclosures so that financial statement users can evaluate the nature of the credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed to arrive at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 is applicable to all entities, both public and non-public and is effective for interim and annual reporting periods ending on or after December 15, 2010. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. However, comparative disclosures are required to be disclosed for those reporting periods ending after initial adoption. The Company is currently evaluating the impact of the adoption of ASU 2010-20 on its financial statements.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

4.	Income taxes

United States

KBS International Holdings Inc. (former known as Bay Peak 1 Opportunity Corporation) The Company is subject to the United States of America Tax law at tax rate of 34%. No provision for the US federal income taxes has been made as the Company had no taxable income in this jurisdiction for the reporting period.

HK

France Cock and Vast Billion were incorporated in Hong Kong and subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as France Cock and Vast Billion have no taxable income during the reporting period.

BVI

Hongri International and Roller Rome were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

Hongri Fujian and Anhui Kai Xin is subject to corporate income tax rate (“CIT”) of 25%.

France Cock receives royalty income from Hongri Fujian for the use of France Cock’s trademark by Hongri Fujian in the PRC. Accordingly, France Cock is subject to 7% PRC withholding tax on the royalty income.

Roller Rome receives services income from Hongri Fujian for the provision of design and development services to Hongri Fujian. Accordingly, Roller Rome is subject to 10% PRC withholding tax on the service income.

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be recovered. As of December 31, 2010 and 2009, the Company did not have any valuation allowance. As of December 31, 2010 and 2009, the Company had no unrecognized tax benefits.

The Company recognizes and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50 percent likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. At December 31, 2010 and 2009, the Company had no uncertain tax positions.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

4.	Income taxes (cont’d)

PRC (cont’d)

The components of the provision for income taxes are :-

	Year ended December 31,
	2010	2009

Current taxes – PRC
CIT	$142,789	$108,570
PRC Withholding tax	1,188,659	828,081

	1,331,448	936,651
Deferred taxes	-	-

	$1,331,448	$936,651

The effective income tax expenses differ from the PRC statutory income tax rate of 25% in the PRC as follows :-

	Year ended December 31,
	2010	2009

Income before income taxes	$13,489,422	$10,003,235

Provision for income taxes at PRC statutory income tax rate of 25%	$3,372,356	$2,500,809
Tax effect of non-deductible expenses	196,943	133,462
Tax effect of non-taxable income	(3,426,510)	(2,525,701)
Withholding tax in the PRC	1,188,659	828,081

Income tax expense	$1,331,448	$936,651

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

4.	Income taxes (cont’d)

PRC (cont’d)

In July 2006, the FASB issued ASC 740-10-25 (previously Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”). This interpretation requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company adopted this ASC 740-10-25 on January 1, 2007. Under the new CIT Law which became effective on January 1, 2008, the Company may be deemed to be a resident enterprise by the PRC tax authorities. If the Company was deemed to be resident enterprise, the Company may be subject to the CIT at 25% on the worldwide taxable income and dividends paid from PRC subsidiaries to their overseas holding companies may be exempted from 10% PRC withholding tax. Except for certain immaterial interest income from a bank deposit placed with a financial institution outside the PRC, all of the Company’s income is generated from the PRC operation. Given the immaterial amount of income generated from outside the PRC and the PRC’s subsidiaries do not intend to pay dividends in the foreseeable future, the management considers that the impact arising from resident enterprise on the Company’s financial position is not significant. The management evaluated the Company’s overall tax positions and considered that no provision for uncertainty in income taxes is necessary as of December 31, 2010.

5.	Earnings per share

During the reporting periods, the Company had no dilutive instruments. Accordingly, the basic and diluted earnings per share are the same.

The per share data reflects the Reorganization of stockholders’ equity as if the Reorganization occurred as of the beginning of the first period presented.

6.	Inventories

	As of December 31,
	2010	2009

Raw materials	$2,263,455	$7,848,811
Work-in-progress	1,636,573	3,427,759
Finished goods	1,428,663	1,070,181

	5,328,691	12,346,751
Provision for obsolete inventories	(43,480)	(3,971)

	$5,285,211	$12,342,780

Provision for / (recovery of) obsolete inventories of $36,304 and $(56,145) were charge / (credited) to operations during the years ended December 31, 2010 and 2009.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

7.	Prepayments and premiums paid under operating leases

	As of December 31,
	2010	2009

Lease with related party - Note 7(a)	$3,156,664	$3,126,328
Leases with third parties	2,423,800	43,042
Premiums paid to third parties - Note 7(c)	1,059,835	-

	6,640,299	3,169,370
Less: amounts realizable within 12 months classified as current assets	$(3,367,082)	$(3,169,370)
Amounts realizable after 12 months classified as non-current assets	$3,273,217	$-

The estimated aggregate rental expenses for the five succeeding years for prepayment and premiums paid under operating leases is as follows :-

Year

2011	$2,829,065
2012	526,288
2013	357,395
2014	76,371
2015	76,371

$3,865,490

Prepayments and premiums paid under operating lease are being amortized using the straight-line method over the lease terms. The Company recognizes the amortization of prepayments and premiums paid under operating leases as a component of rental expenses.

(a)

On January 1, 2006, Hongri Fujian entered into a non-cancelable tenancy agreement with Shishi Lingxiu Hongri Knitwear Factory (“Lingxiu”), which is wholly owned by Chen Bizhen, pursuant to which Lingxiu leased its office building to Hongri Fujian at an annual rate of RMB600,000 (equivalent to approximately $88,020 as of December 31, 2008) for a lease term of 20 years. As set out in the terms of the tenancy agreement, Hongri Fujian was required to pay the total rent due over the duration of the lease term in advance amounting to RMB12,000,000. On February 1, 2010, Hongri Fujian entered into a revised cancelable tenancy agreement with Lingxiu at an annual rate of RMB503,434 (equivalent to approximately $73,803), that can be terminated solely by either Hongri Fujian or Lingxiu at any time, by providing 3 months notice. The new lease terms of the revised tenancy agreement take retroactive effect from January 1, 2009 to April 22, 2052. As set out in the terms of the tenancy agreement, the total rent due over the duration of the lease term amounting to RMB21,815,462 (equivalent to approximately $3.2million) was required to be paid in advance. This $3.2million was settled by offsetting the amount due from the director, Chen Bizhen of approximately $1.7million and of which approximately $1.5million was rolled over with the unutilized prepayments of the old agreement. In case of termination of lease, Lingxiu, in accordance with the terms of cancelable tenancy agreement, is required to refund all of unutilized prepaid rent to Hongri Fujian. As of December 31, 2010 and 2009, the prepayment and premium paid under operating lease represented the amount paid in accordance with the tenancy agreement less accumulated amortization of prepaid rental and premiums to expense.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

7.	Prepayments and premiums paid under operating leases (cont’d)

	(b)	The amortization of leases and premiums for factories and retail shops with a related party and the third parties for the year ended December 31, 2010 and 2009 are as follows:

	As of December 31,
	2010	2009

Lease with a related party	$74,321	$73,935
Leases with third parties	1,112,664	127,842
Premiums paid to third parties	108,684	-

	$1,295,669	$201,797

Prepayments under operating lease are being amortized using the straight-line method over the lease terms. The Company recognizes the amortization of prepayments under operating leases as a component of rental expenses.

(c)

Premiums paid to last owners of new stores under operating leases are amortized over the lease terms on straight-line basis and included in prepayments under operating leases in the consolidated balance streets. During the period ended December 31, 2010, total premiums paid to last owners was $1,139,758. No payment of premiums was made during the period ended December 31, 2009.

8.	Property, plant and equipment

	As of December 31,
	2010	2009

Plant and machinery	$267,496	$257,535
Motor vehicles	42,851	41,027
Furniture and fixtures	26,039	19,177
Office equipment	86,306	61,214
Leasehold improvements	1,408,060	393,130

	1,830,752	772,083
Accumulated depreciation	(808,814)	(346,904)

Net	$1,021,938	$425,179

Notes :-	(a)	During the reporting periods, depreciation is included in:-

	Year ended December 31,
	2010	2009

Cost of sales	$46,847	$46,192
Selling expenses	325,782	25,056
Administrative expenses	68,806	58,946

	$441,435	$130,194

9.	Prepayments for acquisition of land use right and construction of new plant

On September 2, 2010, Hongri Fujian entered into an agreement with a third party, to acquire a land use right in relation to the development of factories in Anhui, at a total consideration of RMB43 million. As of December 31, 2010, RMB43 million (equivalent to approximately $6.5 million) was paid. The transaction is expected to be completed in the second quarter of 2011.

On November 20, 2010, Hongri Fujian entered into an agreement with a third party for the construction of the new plant in Anhui at a consideration of RMB118,380,570 (approximately $17.96million). Hongri Fujian has made prepayment amount to RMB40million (approximately $6.07 million).

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

10.	Other payables and accrued expenses

	As of December 31,
	2010	2009

Deposits received from customers	$199,486	$220,785
Sales receipts in advance	205,755	57,779
Salaries payable	196,340	123,505
Other accrued expenses	100,122	69,492
Value-added tax payable	582,985	14,018
Social insurance payable	602,743	424,853
Business tax payables	1,773,312	1,036,682
Other payables	61,490	13,822

Total	$3,722,233	$1,960,936

11.	Amounts due from / (to) directors

The amounts are interest-free, unsecured and repayable on demand.

12.	Dividends

France Cock and Roller Rome declared in the fiscal year 2009 dividends amounting to RMB20million (approximately equivalent to $2.9million) and RMB34million (approximately equivalent to $5million) to the shareholders based on the members registers on December 29, 2009, respectively. The dividend has been fully settled on July 7, 2010.

The directors of the Company did not declare the payment of dividend for the year end December, 2010.

13.	Statutory surplus reserve

As of December 31, 2010 and 2009, the Company’s statutory surplus reserve represented statutory surplus reserve of Hongri Fujian.

In accordance with the relevant laws and regulations of the PRC, Hongri Fujian is required to set aside at least 10% of their after-tax net profit each year, if any, to fund the statutory surplus reserve until the balance of the reserve reaches 50% of its registered capital. The statutory surplus reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses. As of December 31, 2010, the registered capital of Hongri Fujian was RMB5,000,000 (equivalent to approximately $758,500) and amount of unfunded statutory reserve is RMB1,379,233 (equivalent to approximately $209,230).

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

14.	Defined contribution plan

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate of 29% of the average salaries for the latest fiscal year-end of Fujian Province to a defined contribution retirement scheme organized by a state-sponsored social insurance plan in respect of the retirement benefits for the Company’s employees in the PRC. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the consolidated statements of income and comprehensive income.

Hongri International contributed $174,856 and $169,325 for the years ended December 31, 2010 and 2009 respectively.

15.	Commitments and contingencies

	(a)	Capital commitments

As of December 31, 2010, the Company had capital commitments amounting to $11,890,332 in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements.

	(b)	Operating lease commitments

Apart from the operating lease commitments with Lingxiu and third parties as disclosed in Note 7, as of December 31, 2010, the Company had other non-cancelable operating leases for its warehouse and retail shops. The leases will expire by 2015 and the expected payments are as follows :-

	As of December, 31
	2010	2009

Year

2010	$-	$91,590
2011	743,527	115,795
2012	2,515,085	19,560
2013	1,855,443	14,670
2014	42,476	13,447
2015	15,928	-

	$5,172,459	$255,062

The rental expenses relating to the operating leases were $1,296,027 and $215,536 for the years ended December 31, 2010 and 2009 respectively.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

16.	Segment operating

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly wholesales and retail and operating results of the Company and, as such, the Company has determined that the Company has two operating segments as defined by ASC 280, “Segments Reporting” (previously SFAS 131): wholesales and retail.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on reportable operating segments’ gross profit. There is no inter-segment sales or transfers for the years ended December 31, 2010 and 2009. Management does not track segment assets and, therefore, segment assets information is not presented.

	Wholesale		Retail		Total
	year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2010	2009	2010	2009	2010	2009

Revenue from external customers	$27,651,935	$26,807,662	$10,801,060	$1,387,796	$38,452,995	$28,195,458
Segment profit	$10,424,400	$11,008,429	$4,816,022	$454,129	$15,240,422	$11,462,558

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,
	2010	2009

Total consolidated revenue	$38,452,995	$28,195,458

Total profit for reportable segments	$15,240,422	$11,462,558
Unallocated amounts relating to operations :-
Administrative expenses	(1,796,334)	(1,469,232)
Other income – net	45,334	9,909

Income before income taxes	$13,489,422	$10,003,235

All of the Company’s long-lived assets and revenues classified based on the customers are located in the PRC, and accordingly no geographical segment information is presented.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Consolidated Financial Statements
(Stated in US dollars)

17.	Related party transactions

Apart from the transactions as disclosed in Notes 1, 7(a) and 11 to the consolidated financial statements, the Company had no other material transactions carried out with related parties during the years ended December 31, 2010 and 2009.

18.	Subsequent events

The Company has evaluated all the subsequent events through April 29, 2011, the date the consolidated financial statements were issued and has concluded that, except for the establishment of a new subsidiary as set out above and the Reorganization described in Note 1 and the transaction described below, there were no any other material recognizable nor subsequent events or transactions that would require recognition or disclosure in the consolidated financial statements.

Private placement

As of March 31, 2011, the Company completed a private placement of 2,457,016 shares of common stock and three-year warrants to purchase up to 1,228,502 shares of common stock at an exercise price of $2.96 per share for a gross proceeds of $6,304,977 with related issuance expenses of $916,231. In connection with the private placement, the controlling shareholders of the Company, entered into a make good escrow agreement (the "Escrow Arrangement") with the investors under the private placement pursuant to which the controlling shareholders agreed to place 4,000,000 shares of the Company’s common stock (the “Make Good Share”) owned by them in an escrow account administrated by an escrow agent. In the event of the Company fail to achieve the profit targets of 2010 and 2011, the escrow agent shall distribute the Make Good Share to the investors on a pro rate basis for any shortfall.

For the purpose of the Escrow Arrangement, the profit targets, which are defined as consolidated net income determined in accordance with US GAAP excluding one-time gains or losses arising from non-cash, non- operation and derivative items, of 2010 and 2011 shall be $11,500,000 and $15,500,000 respectively. As of December 31, 2010, the Company achieved the profit target of 2010 and the 2,000,000 shares Make Good Shares will be released to controlling shareholders. The remaining 2,000,000 Make Good Shares will be released to controlling shareholders when the Company achieves profit target of 2011.

KBS International Holdings Inc.

Condensed Consolidated Financial Statements

(Formerly known as Bay Peak 1

Opportunity Corp.)

For the three months and six months ended

June 30, 2011 and 2010

(Stated in US dollars)

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Condensed Consolidated Statements of Income and Comprehensive Income
For the three months and six months ended June 30, 2011 and 2010
(Unaudited)
(Stated in US Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Net sales	$12,253,907	$8,334,628	$27,250,820	16,037,260
Cost of sales	6,431,009	4,624,119	14,208,260	8,857,895

Gross profit	5,822,898	3,710,509	13,042,560	7,179,365

Operating expenses
Administrative expenses	580,878	399,594	1,201,879	812,813
Research and development expenses	-	-	231	105
Selling expenses	1,461,534	288,755	2,958,309	564,661

	2,042,412	688,349	4,160,419	1,377,579

Income from operations	3,780,486	3,022,160	8,882,141	5,801,786
Other income
Interest income	6,349	727	6,789	1,203
Change in fair value of warrant liabilities – Note 13	133,840	-	133,840	-
Other income	10,853	36,250	10,853	37,770

	151,042	36,977	151,482	38,973

Income before income taxes	3,931,528	3,059,137	9,033,623	5,840,759
Income taxes - Note 4	(352,154)	(299,552)	(868,300)	(567,306)

Net income	$3,579,374	$2,759,585	$8,165,323	$5,273,453

Other comprehensive income
Foreign currency translation adjustments	496,451	69,708	693,522	70,702

Total comprehensive income	$4,075,825	$2,829,293	$8,858,845	$5,344,155

Earnings per share : Basic and diluted – Note 5	$0.18	$0.17	$0.45	$0.33

Weighted average number of shares outstanding :
- Basic and diluted	19,993,300	15,936,820	18,166,577	15,936,820

See the accompanying notes to condensed consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Condensed Consolidated Balance Sheets
As of June 30, 2011 and December 31, 2010
(Stated in US Dollars)

	June 30,	December 31,
	2011	2010
ASSETS	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$15,030,041	$4,152,508
Accounts receivable	833,189	1,534,383
Other receivables and prepayments	241,796	451,082
Inventories - Note 6	6,113,827	5,285,211
Prepayments and premium paid under operating leases – Note 7	1,713,092	3,367,082

Total current assets	23,931,945	14,790,266
Prepayments and premium paid under operating leases – Note 7	3,786,171	3,273,217
Property, plant and equipment, net – Note 8	1,598,449	1,021,938
Prepayment for acquisition of land use right	6,670,200	6,540,849
Prepayment for construction of new plant	6,188,000	6,068,000
Trademarks	16,437	17,825

TOTAL ASSETS	$42,191,202	$31,712,095

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accounts payable	$420,148	$25,478
Other payables and accrued expenses – Note 9	2,168,068	3,722,233
Amounts due to directors – Note 10	1,880	15,634
Warrant liabilities – Note 13	1,109,160	-
Income tax payable	877,756	3,239,886

TOTAL CURRENT LIABILITIES	4,577,012	7,003,231

COMMITMENTS AND CONTINGENCIES – Note 11

STOCKHOLDERS’ EQUITY
Preferred stock : par value $0.0001 per share Authorized 10,000,000 shares; None issued and outstanding in 2011 and 2010
Common stock: par value $0.0001 per share Authorized 100,000,000 shares; 19,993,300 and 15,936,820 shares issued and outstanding in 2011 and 2010, respectively	1,999	1,594
Additional paid-in capital	4,676,637	630,561
Statutory surplus reserve	161,463	161,463
Accumulated other comprehensive income	1,962,458	1,268,936
Retained earnings	30,811,633	22,646,310
TOTAL STOCKHOLDERS’ EQUITY	37,614,190	24,708,864

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$42,191,202	$31,712,095

See the accompanying notes to condensed consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Condensed Consolidated Statement of Stockholders’ Equity
(Stated in US Dollars)

					Accumulated
	Common stock		Additional	Statutory	other
	Number of		paid-in	surplus	comprehensive	Retained
	Shares	Amount	capital	reserve	income	earnings	Total

Balance, December 31, 2010	15,936,820	$1,594	$630,561	$161,463	$1,268,936	$22,646,310	$24,708,864
Issue of shares – Note 12	2,457,016	245	4,826,937	-	-	-	4,827,182
Inducement to facilitate the private placement - Note 12 (b) and 16		-	234,795	-	-	-	234,795
Cost of issue of shares – Note 12	-	-	(916,231)	-	-	-	(916,231)
Recapitalization	1,599,464	160	(99,425)	-	-	-	(99,265)
Foreign currency translation adjustments	-	-	-	-	693,522	-	693,522
Net income	-	-	-	-	-	8,165,323	8,165,323

Balance, June 30, 2011	19,993,300	$1,999	$4,676,637	$161,463	$1,962,458	$30,811,633	$37,614,190

See the accompanying notes to condensed consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Condensed Consolidated Statements of Cash Flows
(Stated in US Dollars)

	Six months ended June 30,
	(Unaudited)
	2011	2010
Cash flows from operating activities
Net income	$8,165,323	$5,273,453
Adjustments to reconcile net income to net cash provided by operating activities :-
Depreciation	497,883	114,578
Amortization of trademarks	1,721	1,650
Recovery for obsolete inventories	26,819	91,247
Loss on written off of property, plant and equipment	33,672	-
Amortization of prepayments and premium paid under operating leases	1,894,239	146,586
Change in fair value of warrant liabilities	(133,840)	-
Changes in operating assets and liabilities :
Accounts receivable	719,072	328,173
Other receivables and prepayments	(594,010)	(1,083,236)
Inventories	(750,150)	1,872,391
Accounts payable	560,821	2,386
Other payables and accrued expenses	(1,630,119)	1,327,884
Income tax payable	(2,420,038)	262,158

Net cash flows provided by operating activities	6,371,393	8,337,270

Cash flows from investing activities
Payments to acquire property, plant and equipment	(1,078,780)	(234,701)
(Repayment to)/advance from directors	(14,300)	6,085,914
Deposit for for acquire land use right		(4,401,901)

Net cash flows (used in) provided by investing activities	(1,093,080)	1,449,312

Cash flows from financing activities
Net proceeds from private placement	5,388,746	-

Net cash flows provided by financing activities	5,388,446	-

Effect of foreign currency translation on cash and cash equivalents	210,474	38,867

Net increase in cash and cash equivalents	10,877,533	9,825,449
Cash and cash equivalents – beginning of period	4,152,508	362,799

Cash and cash equivalents – end of period	$15,030,041	$10,188,248

Supplemental disclosures for cash flow information
Cash paid for :-
Income taxes	$3,288,338	$277,638

See the accompanying notes to condensed consolidated financial statements

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

1.	General information

	(a)	Corporate information

		(i)	KBS International Holding Inc. (the “Company”), which changed its name from Bay Peak 1 Opportunity Corp. on May 25, 2011, was incorporated in the State of Nevada on December 20, 2010.

(ii)

Hongri International Holdings Limited (“Hongri International”) formerly known as Wah Ying International Investment Inc. was incorporated in the British Virgin Islands (the “BVI”) on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 10,000 common shares were issued at par as of December 31, 2010. On January 27, 2011, Hongri International issued additional 10,000 common shares at a cash consideration of $77 per share. The principal activity of Hongri International is investment holding. Wong Chi Hung, Stanley, is the sole director of Hongri International. Before the acquisition by the Company as described in Note 1(b)(v), the 20,000 common shares were held as to 30% by Cheung So Wa and 70% by Chan Sun Keung. On November 16, 2009, Yan Keyan entered into an option agreement with Cheung So Wa and Chan Sun Keung of which Yan Keyan is entitled an exclusive right to purchase the 100% equity interest in Hongri International at a cash consideration equivalent to the nominal value of issued share capital. Before the execution of the exclusive right by Yan Keyan, the rights and obligations as a stockholder of the 100% equity interest in Hongri International are still vested in Yan Keyan and the appointment of the board of directors and management is controlled by Yan Keyan. This option agreement was replaced by a new option agreement as described in Note 1(b)(vi).

(iii)

France Cock (China) Limited ("France Cock") was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized, issued and paid up capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each. The principal activity of France Cock is trademark holding. The directors of France Cock are Yan Keyan and Wong Chi Hung, Stanley. Before the acquisition by Hongri International as described in Note 1(b)(i), the 10,000 common shares were held by Yan Keyan.

Pursuant to a trademark transfer agreement dated October 4, 2009, Hongri Fujian agreed to transfer a trademark "KBS" to France Cock for a consideration of RMB100,000 (approximately $15,250). The trademark transfer procedure has been completed on October 20, 2010 and the Trademark Authority in the People’s Republic of China (the "PRC") issued a trademark registration certificate to France Cock on March 21, 2011.

Pursuant to a trademark licensing agreement dated December 1, 2005, France Cock agreed to license a trademark "Kabinaio" to Hongri Fujian for 10 years commencing from January 1, 2006 at a fee of RMB1,000,000 (approximately $152,500) per annum.

Pursuant to a trademark licensing agreement executed in 2009, France Cock agreed to license a trademark "KBS" to Hongri Fujian for 5 years commencing from January 1, 2009 at a fee of RMB40,000,000 (approximately $6.1million) per annum.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

1.	General information (cont’d)

	(a)	Corporate information (cont’d)

(iv)

Roller Rome Limited ("Roller Rome") was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 1 share was issued at par. The principal activity of Roller Rome is the provision of design and development services for sports apparel. The directors of Roller Rome are Yan Keyan and Wong Chi Hung, Stanley. Before the acquisition by Hongri International as described in Note 1(b)(ii), the only one issued common share was held by Chen Bizhen.

(v)

Vast Billion Investment Limited ("Vast Billion") was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary share of HK$1 each, of which 1 ordinary share was issued at par. Vast Billion was a dormant company until the completion of acquisition of 100% equity interest in Hongri Fujian on February 15, 2011 as described in Note 1 (b)(iv). The directors of Vast Billion are Wong Chi Hung, Stanley and Chan Sun Keung, the father of Chen Bizhen. Before the acquisition by Hongri International, 1 ordinary share was held by Chan Sun Keung.

(vi)

Hongri (Fujian) Sports Goods Co. Ltd. (“Hongri Fujian”) was established in the People’s Republic of China (the “PRC”) on November 17, 2005 with a registered and paid up capital of RMB5,000,000 (which are not divided into shares). On March 24, 2011, Hongri Fujian increased registered capital RMB70,000,000 to RMB75,000,000. As of June 30, 2011, the paid up capital is RMB39,551,860. Hongri Fujian is engaged in the design, manufacture, marketing and sale of sports apparel in the PRC. On August 10, 2011, Chen Bizhen replaced Wang Feiya as legal representative of Hongri Fujian. Before the acquisition by Vast Billion as described in Note 1(b)(iv), the paid up capital of RMB5,000,000 was held as to 50% by Yan Keyan and 50% by Chen Bizhen. On December 18, 2006, Roller Rome entered into a buy back agreement with Yan Keyan and his wife, Chen Bizhen, of which Roller Rome is entitled the exclusive right to acquire all of Yan Keyan’s and Chen Bizhen’s 100% equity interest in Hongri Fujian at a consideration equivalent to the paid up capital of Hongri Fujian. Before the execution of the exclusive right by Roller Rome, i) 100% equity interest in Hongri Fujian is pledged to Roller Rome as collateral for the annual fee due to Roller Rome; ii) Roller Rome is entitled the exclusive right to receive all of dividend declared by Hongri Fujian; and iii) the appointment of the board of directors and management of Hongri Fujian are controlled by Roller Rome. This buy back agreement was mutually terminated upon the completion of acquisition of Hongri Fujian by Vast Billion as described in Note 1(b)(iv).

(vii)

Anhui Kai Xin Apparel Company Limited (“Anhui Kai Xin”) was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides sub- contracting service for the manufacture of sports apparel to Hongri Fujian in the PRC. Yan Keyan is the director and legal representative of Anhui Kai Xin.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

1.	General information (cont’d)

	(a)	Corporate information (cont’d)

(viii)

According to a Design and Development Agreement entered into between Roller Rome and Hongri Fujian on December 18, 2006, Roller Rome provides design and development services, including market research, product development, design, technical consulting and staff training, to Hongri Fujian for an annual fee ranging from 90% to 99% of Hongri Fujian’s net income before tax. The Design and Development Agreement will expire on December 31, 2011.

	(b)	Reorganization

To rationalize the group structure, the Company, Hongri International, France Cock, Roller Rome, Vast Billion and Hongri Fujian reorganized their group structure (the “Reorganization”) as follows:-

		i)	On January 4, 2010, Yan Keyan’s 100% equity interest in France Cock were transferred to Hongri International at a cash consideration of HK$10,000, which is the nominal value of issued and paid up capital of France Cock.

		ii)	On January 4, 2010, Chen Bizhen’s 100% equity interest in Roller Rome were transferred to Hongri International at a cash consideration of $1, which is the nominal value of issued and paid up capital of Roller Rome.

		iii)	On February 14, 2011, Hongri International acquired 100% equity interest in Vast Billion from Chan Sun Keung at a cash consideration of HK$1, which is the nominal value of issued and paid up capital of Vast Billion.

		iv)	On February 15, 2011, Yan Keyan and Chen Bizhen transferred 100% equity interest in Hongri Fujian to Vast Billion at a cash consideration $756,950 (equivalent to Hongri Fujian’s paid up capital of RMB 5 million).

		v)	On March 11, 2011, the Company entered into a share exchange agreement with the shareholders of Hongri International to acquire their 100% of the issued and outstanding common shares in Hongri International by issuance of the Company’s 15,936,820 common shares with par value of $0.0001 each.

		vi)	In connection with the share exchange transaction as described in Note 1 (b)(v), Yan Keyan entered into a new option agreement with Chan Sun Keung on March 9, 2011 pursuant to which Yan Keyan was granted an option to purchase all of Chan Sun Keung’s equity interest in the Company at a cash consideration of RMB91,986. Such option will be effective during the period commencing on the date which is six months after the date on which the first registration statement is filed by the Company under the United States Securities Act of 1933, as amended, but before the fifth anniversary of the registration statement effective date.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

1.	General information (cont’d)

Upon the completion of the Reorganisation on March 11, 2011, the Company became the immediate holding company of Hongri International and the ultimate holding company of the Roller Rome, France Cock, Vast Billion, Hongri Fujian and Anhui Kai Xin.

2.	Basis of preparation

Before and immediately after the completion of Reorganization, the Company, Hongri International, Roller Rome, France Cock, Vast Billion, Hongri Fujian and Anhui Kai Xin are under the common control of Yan Keyan, Chen Bizhen (the wife of Yan Keyan) and Chan Sun Keung (the father of Chen Bizhen). Upon the completion of reorganization, the Company has controlling interest on all consolidated subsidiaries. Accordingly, accounting for recapitalization is adopted for the preparation of condensed consolidated financial statements to present the combined results of operations and financial position of the Company, Hongri International, Roller Rome, France Cock, Vast Billion, Hongri Fujian and Anhui Kai Xin as if the current group structure had been in existence at the beginning of the reporting period. The 15,936,820 shares of the Company’s common stock issued for acquisition of Hongri International are deemed the opening common stock since January 1, 2009 to reflect the recapitalization.

The accompanying condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) including the instructions to Form 10-Q and Regulation S-X. In the opinion of management, these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results for the three and six month period ended June 30, 2011 are not necessarily indicative of the results to be expected for the full year. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulation and, accordingly, they do not include all the information and notes necessary for comprehensive consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010.

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

3.	Summary of significant accounting policies

Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Customer loyalty program

The Company maintains a customer loyalty program in both the Company’s stores and distributors’ stores. Any consumer can receive a free membership card if the purchase of our products reaches a threshold amount. This amount and related reduction from points redemption are determined by the Company or each distributor and vary from region to region in the PRC. Under the program, the customers accumulate points based on purchase activities. The accumulated points are not redeemable for cash and can only be redeemed as a reduction for subsequent purchases at the store for which the points are accumulated. All the points accumulated during a calendar year must be redeemed within that calendar year and all the unredeemed points will be expired on December 31 of each calendar year. It is the Company’s policy to accrues a liability quarterly based on the value of points accumulated for the Company’s stores, which is classified as other payables under current liabilities, less an estimate for breakage and records a related reduction in net revenue for the periods. The estimate for breakage is based on historical redemption experience for the Company’s stores. As of June 30, 2011 and 2010, the estimated liabilites for customer logyalty program was approximately $13,600 and $2,600, respectively. The management did not record the liablilties because the amounts are immaterial. The related reduction in net revenue for the three months period ended June 30, 2011 and 2010 are $19,530 and $3,307, respectively. The related reduction in net revenue for the six months period ended June 30, 2011 and 2010 are $32,414 and $5,280, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. As of June 30, 2011, all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. With respect to accounts receivable, in order to reduce its credit risk, the Company has adopted credit policies, which include the analysis of the financial position of its customers and a regular review of their credit limits.

During the reporting periods, customers representing 10% or more of the Company’s sales revenue are as follows :-

	Three months ended		Six months ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)
	2011	2010	2011	2010

Tianjing Jiang You Fu	$831,100	$891,422	$1,826,711	$1,768,559
Guilin Wang Min	539,982	833,316	1,224,631	1,506,485

	$1,371,082	$1,724,738	$3,051,342	$3,275,044

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

As of June 30, 2011, the following customer represented 10% or more of the Company’s accounts receivable.

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Xtep (China) Co., Ltd.	$110,067	$83,035

Recently issued accounting pronouncements

In July 2010, the FASB issued Accounting Standards Update (ASU) 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. Under ASU 2010-20, an entity is required to provide disclosures so that financial statement users can evaluate the nature of the credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed to arrive at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 is applicable to all entities, both public and non-public and is effective for interim and annual reporting periods ending on or after December 15, 2010. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. However, comparative disclosures are required to be disclosed for those reporting periods ending after initial adoption. The adoption of this ASU update has no material impact on the Company’s financial statements.

Recently issued accounting pronouncements (cont’d)

The FASB issued ASU No. 2011-01, “Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”. The amendments in this Update temporarily delay the effective date of the disclosure about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructuring for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of this ASU update has no material impact on the Company’s financial statements.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

The FASB issued ASU 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”. The amendments to Topic 310 clarify the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulties. A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debts in foreseeable future without the modification. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables (paragraph 470- 60-55-10) when evaluating whether a restructuring constitutes a troubled debt restructuring. An entity should disclose the total amount of receivables and the allowance for credit losses as of the end of the period of adoption related to those receivables that are newly considered impaired under Section 310-10-35 for which impairment was previously measured under Subtopic 450-20, Contingencies – Loss Contingencies. The adoption of this ASU update has no material impact on the Company’s financial statements.

In April 2011, the FASB issued ASU 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements”. The amendments in this ASU update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The guidance in this ASU update is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of this ASU update has no material impact on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The FASB and the International Accounting Standard Board (IASB) works together to ensure that fair value has the same meaning in U.S. GAAP and IFRSs and that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The Boards concluded that the amendments in this ASU update will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments in this ASU update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The management is assessing the impact of this ASU update on the Company’s financial statements.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Recently issued accounting pronouncements (cont’d)

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. This ASU update is not expected to have a material effect on our financial statements as we currently present other comprehensive income components in a single continuous statement of comprehensive income.

4.	Income taxes

United States

The Company is subject to the United States of America Tax law at tax rate of 34%. No provision for the US federal income taxes has been made as the Company had no taxable income in this jurisdiction for the reporting period.

HK

France Cock was incorporated in Hong Kong and subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as France Cock has no taxable income during the reporting period.

BVI

The Company and Roller Rome were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

Hongri Fujian and Anhui Kai Xin is subject to corporate income tax rate of 25%.

France Cock receives royalty income from Hongri Fujian for the use of France Cock’s trademark by Hongri Fujian in the PRC. Accordingly, France Cock is subject to 7% PRC withholding tax on the royalty income.

Roller Rome receives services income from Hongri Fujian for the provision of design and development services to Hongri Fujian. Accordingly, Roller Rome is subject to 10% PRC withholding tax on the service income.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

4.	Income taxes (cont’d)

PRC (Cont’d)

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be recovered. As of June 30, 2010 and 2011, the Company did not have any valuation allowance. As of June 30, 2010 and 2011 the Company had no unrecognized tax benefits.

The Company recognizes and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50 percent likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. At June 30, 2010 and 2011, the Company had no uncertain tax positions.

5.	Earnings per share

Basic earnings per share has been computed using the weighted average number of common shares outstandings. Diluted earnings per share has been computed using the weighted average number of common shares and common share equivalents outstanding (which consists of warrants to the extent they are dilutive).

During the reporting periods, dilutive warrants to purchase 1,228,502 shares were not included in the diluted earnings per share calculations for the current period as they were considered anti-dilutive.

6.	Inventories

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Raw materials	$4,324,304	$2,263,455
Work-in-progress	163,880	1,636,573
Finished goods	1,657,606	1,428,663

	6,145,790	5,328,691
Provision for obsolete inventories	(31,963)	(43,480)

	$6,113,827	$5,285,211

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

7.	Prepayments and premiums paid under operating leases

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Lease with a related party – Note 7(a)	$3,180,149	$3,156,664
Leases with third parties	1,195,390	2,423,800
Premiums paid to third parties – Note 7(c)	1,123,724	1,059,835

	5,499,263	6,640,299
Less: amounts realizable within 12 months classified as current assets	(1,713,092)	(3,367,082)

Amounts realizable after 12 months classified as non-current assets	$3,786,171	$3,273,217

The estimated aggregate rental expenses for the five succeeding years for prepayment and premiums paid under operating leases is as follows:

Year

2011	$1,713,093
2012	525,093
2013	227,553
2014	129,448
2015	113,333

$2,708,520

Prepayments and premiums paid under operating lease are being amortized using the straight-line method over the lease terms. The Company recognizes the amortization of prepayments and premiums paid under operating leases as a component of rental expenses.

(a)

On January 1, 2006, Hongri Fujian entered into a non-cancelable tenancy agreement with Shishi Lingxiu Hongri Knitwear Factory (“Lingxiu”), which is wholly owned by Chen Bizhen, pursuant to which Lingxiu leased its office building to Hongri Fujian at an annual rate of RMB600,000 (equivalent to $88,020 as of December 31, 2008) for a lease term of 20 years. As set out in the terms of the tenancy agreement, Hongri Fujian was required to pay the total rent due over the duration of the lease term in advance amounting to RMB12,000,000. On February 1, 2010, Hongri Fujian entered into a revised cancelable tenancy agreement with Lingxiu at an annual rate of RMB503,434 (equivalent to $73,803), that can be terminated solely by either Hongri Fujian or Lingxiu at any time, by providing 3 months notice. The new lease terms of the revised tenancy agreement take retroactive effect from January 1, 2009 to April 22, 2052. As set out in the terms of the tenancy agreement, the total rent due over the duration of the lease term amounting to RMB21,815,462 (equivalent to approximately $3.2million) was required to be paid in advance. This $3.2million was settled by offsetting the amount due from the director, Chen Bizhen of approximately $1.7million and of which approximately $1.5million was rolled over with the unutilized prepayments of the old agreement. As of June 30, 2011 and December 31, 2010, the prepayment under operating lease represented the amount paid in accordance with the tenancy agreement less accumulated amortization of prepaid rental and premiums to expense.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

7.	Prepayments and premiums paid under operating leases (cont’d)

(b)	The amortization of lease and premiums for factories and retail shops with a related party and third parties for the three months and six months ended June 30, 2011 and 2010 are as follows:

	Three months ended June 30,
	(Unaudited)
	2011	2010

Lease with a related party	$19,370	$18,467
Leases with third parties	835,782	69,191
Premiums paid to third parties	108,500	-

	$963,652	$87,658

	Six months ended June 30,
	(Unaudited)
	2011	2010

Lease with a related party	$38,500	$36,778
Leases with third parties	1,645,780	109,808
Premiums paid to third parties	209,959	-

	$1,894,239	$146,586

(c)

Premiums paid to last owners of new stores under operating leases are amortized over the lease terms on straight-line basis and included in prepayments under operating leases in the consolidated balance sheets. During the period ended June 30, 2011 and 2010, total premiums paid to last owners was $253,935 and $44,019.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

8.	Property, plant and equipment

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Cost :-
Plant and machinery	$671,582	$267,496
Motor vehicles	97,522	42,851
Furniture and fixtures	49,758	26,039
Office equipment	120,726	86,306
Leasehold improvements	1,748,710	1,408,060

	2,688,298	1,830,752
Accumulated depreciation	(1,089,849)	(808,814)

Net	$1,598,449	$1,021,938

(i)	During the reporting periods, depreciation charge is included in :-

	Three months ended June 30,
	(Unaudited)
	2011	2010

Cost of sales and overheads of inventories	$46,771	$11,591
Selling expenses	189,526	33,864
Administrative expenses	16,050	16,680

	$252,347	$62,135

	Six months ended June 30,
	(Unaudited)
	2011	2010

Cost of sales and overheads of inventories	$69,239	$23,176
Selling expenses	396,220	58,125
Administrative expenses	32,424	33,277

	$497,883	$114,578

During the three months and six months ended June 30, 2011, property, plant and equipment with net book value of $33,672 were written off.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

9.	Other payables and accrued expenses

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Deposits received from customers	$203,430	405,241
Salaries payables	334,239	196,340
Other accrued expenses	204,898	100,122
Value added tax payable	257,892	582,985
Social insurance payables	684,687	602,743
Business tax payables	442,092	1,773,312
Other payables	40,830	61,490

Total	$2,168,068	$3,722,233

10.	Amounts due to directors

The amounts are interest-free, unsecured and repayable on demand.

11.	Commitments and contingencies

(a) Capital commitments

As of June 30, 2011, the Company had capital commitments amounting to $12,125,474 in respect of the construction of plant and equipment which were contracted but not provide for in the condensed consolidated financial statements.

(b) Operating lease commitments

Apart from the operating lease commitments with Lingxiu as disclosed in Note 7, as of June 30, 2011, the Company had non-cancelable operating leases for its factories and retail shops. The expected aggregate payments for the five succeeding years is as follows :-

Year

2012	$2,008,423
2013	2,909,468
2014	975,847
2015	368,444
2016	163,597

$6,425,779

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

11.	Commitments and contingencies (cont’d)

Rental expense for operating leases amounted to $1,894,239 and $146,586 for the six months ended June 30, 2011 and 2010, respectively, have been recorded in cost of sales, administrative expenses and selling expenses.

Rental expense for operating leases amounted to $963,652 and $87,658 for the three months ended June 30, 2011 and 2010, respectively, have been recorded in cost of sales, administrative expenses and selling expenses.

	(c)	Registration payment arrangement

On March 31, 2011, the Company completed a private placement of 2,457,016 shares of common stock and issued warrants in order to purchase up to 1,228,502 shares of common stock at an exercise price of $2.96 per share.

In connection with the private placement, the Company is required to (i) file a registration statement on Form 10 or Form S-1 with the SEC within 180 days following the closing of the private placement and continue to maintain such reporting obligations following such filing; and (ii) cause the shares of the Company listed on an accredited stock exchange within 445 days following the closing of the private placement.

In the event that the Company fails to comply with the above requirements, the Company shall pay cash compensation to the investors in an initial amount equal to 15% of proceeds from in the private placement and an additional amount equal to 1.5% of such proceeds for each month of such non-performance. In accordance with ASC 450 “Contingencies”, the Company records a liability in the condensed consolidated financial statements for these contingencies when a loss is known or considered probable and the amount can be reasonably estimated. In accordance with FASB ASC 825-20, if the Company determines a registration payment arrangement is probable and can be reasonably estimated, a liability should be recorded. Up to the date of approval of these condensed consolidated financial statements, in the opinion of the directors it is not probable that the Company will be required to make any material payments under the registration rights arrangement and therefore no provision for such liability has been made.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

12.	Common stock and additional paid-in-capital

	Common stock
			Additional
	Number of		paid-in
	shares	Amount	capital

Balance, January 1, 2011	15,936,820	$1,594	$630,561
Issue of shares	2,457,016	245	4,826,937
Inducement to facilitate the private placement - Note 12 (b) and 16	-	-	234,795
Cost of issue of shares	-	-	(916,231)
Recapitalization	1,599,464	160	(99,425)

Balance, June 30, 2011	19,993,300	$1,999	$4,676,637

(a)

As of March 11, 2011, the Company issued 15,936,820 shares of common stock at par value of $0.0001 each to the stockholders of the Hongri International in exchange for their 100% of equity interest in Hongri International.

(b)

As of March 31, 2011, the Company completed a private placement of 2,457,016 shares of common stock and three-year warrants to purchase up to 1,228,502 shares of common stock at an exercise price of $2.96 per share for a gross proceeds of $6,304,977 with related issuance expenses of $916,231. In accordance with ASC 815, these warrants are not considered indexed to the Company’s own stock and should be classified as derivative financial liability at fair value for each reporting period. Accordingly, part of the net proceeds amounting to $1,243,000, representing the fair value as of March 31, 2011, was allocated to warrant liabilities at initial recognition as described in Note 13. The estimated fair value of Make Good Share as stated in Note 16 of $234,795 was deducted from the gross proceed from the private placement as an inducement to facilitate the private placement on behalf of the Company.

(c)	As of June 30, 2011 and 2010, the Company’s statutory surplus reserve represented statutory surplus reserve of Hongri Fujian. In accordance with the relevant laws and regulations of the PRC, Hongri Fujian is required to set aside at least 10% of their after-tax net profit each year, if any, to fund the statutory surplus reserve until the balance of the reserve reaches 50% of its registered capital. The statutory surplus reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses. As of June 30, 2011, the registered capital of Hongri Fujian was RMB39,551,860 (equivalent to approximately $5,919,000) and amount of unfunded statutory reserve is RMB18,655,163 (equivalent to approximately $2,798,037).

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

13.	Warrant liabilities

As of March 31, 2011, in connection with the private placement as stated in Note 12(b), the Company issued three-year warrants to purchase up to 1,228,502 shares of common stock at an exercise price of $2.96 per share. In accordance with ASC 815, these warrants are not considered indexed to the Company’s own stock and should be classified as derivative financial liability at fair value for each reporting period. As of March 31, 2011, part of the net proceeds amounting to $1,243,000, representing the fair value as of March 31, 2011, was allocated to warrant liabilities at initial recognition.

The fair value of the warrants was calculated using the trinomial model. The assumptions that were used to calculate fair value of warrants as of June 30, 2011 are as follows:

- Expected volatility of 49.432%
- Expected dividend yield of 0%
- Risk-free interest rate of 0.7458%
- Expected life of 3 years
- Exercise price of $2.96 per share
- Underlying share price of $2.87 per share

As of June 30, 2011, the fair value such of warrant liabilities was $1,109,160 with change in fair value of $133,840 recognised as other income during the three months ended June 30, 2011 and all warrants were issued, outstanding and exercisable.

Fair value accounting : ASC 820 establishes a valuation hierarchy for disclosure of the inputs to fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows :-

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities.
Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The warrant liabilities are determined by using Level 3 inputs. There was no transfer in and/or out of level 3 during the six months ended June 30, 2011.

14.	Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly wholesales and retail and operating results of the Company and, as such, the Company has determined that the Company has two operating segments as defined by ASC 280, “Segments Reporting” (previously SFAS 131): wholesales and retail.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

14.	Segment information (cont’d)

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on reportable operating segments’ gross profit. There is no inter-segment sales or transfers during the three months and six months ended June 30, 2011 and 2010. Management does not track segment assets and, therefore, segment assets information is not presented.

	Wholesale		Retail		Total
	Three months ended		Three months ended		Three months ended
	June 30,		June 30,		June 30,
	(Unaudited)		(Unaudited)		(Unaudited)
	2011	2010	2011	2010	2011	2010

Revenue from external customers	$5,501,744	$7,311,145	$6,752,163	$1,023,483	$12,253,907	$8,334,628
Segment profit	$1,094,284	$3,056,197	$3,267,080	$365,557	$4,361,364	$3,421,754

	Wholesale		Retail		Total
	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,
	(Unaudited)		(Unaudited)		(Unaudited)
	2011	2010	2011	2010	2011	2010

Revenue from external customers	$12,171,762	$14,298,266	$15,079,058	$1,738,994	$27,250,820	$16,037,260
Segment profit	$2,559,107	$5,901,054	$7,525,144	$713,650	$10,084,251	$6,614,704

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Three months ended June 30,
	(Unaudited)
	2011	2010

Total consolidated revenue	$12,253,907	$8,334,628

Total profit for reportable segments	$4,361,364	$3,421,754
Unallocated amounts relating to operations :-
Administrative expenses	(580,878)	(399,594)
Other income – net	151,042	36,977

Income before income taxes	$3,931,528	$3,059,137

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

14.	Segment information (cont’d)

	Six months ended June 30,
	(Unaudited)
	2011	2010

Total consolidated revenue	$27,250,820	$16,037,260

Total profit for reportable segments	$10,084,251	$6,614,704
Unallocated amounts relating to operations :-
Administrative expenses	(1,202,110)	(812,918)
Other income – net	151,482	38,973

Income before income taxes	$9,033,623	$5,840,759

All of the Company’s long-live assets and geographic information including revenues are located in the PRC.

15.	Related party transactions

Apart from the transactions as disclosed in Notes 1, 7, 10 and 16 to the condensed consolidated financial statements, the Company had no other material transactions carried out with its related parties during the three months and six months ended June 30, 2011 and 2010.

16.	Make good escrow agreement

In connection with the private placement completed on March 31, 2011, the controlling shareholders of the Company, entered into a make good escrow agreement (the "Escrow Arrangement") with the investors under the private placement pursuant to which the controlling shareholders agreed to place 4,000,000 shares of the Company’s common stock (the “Make Good Share”) owned by them in an escrow account administrated by an escrow agent. In the event of the Company fail to achieve the profit targets of 2010 and 2011, the escrow agent shall distribute the Make Good Share to the investors on a pro rate basis for any shortfall.

KBS International Holdings Inc.
(Formerly known as Bay Peak 1 Opportunity Corp.)
Notes to Condensed Consolidated Financial Statements
(Stated in US Dollars)

16.	Make good escrow agreement (cont’d)

For the purpose of the Escrow Arrangement, the profit targets, which are defined as consolidated net income determined in accordance with US GAAP excluding one-time gains or losses arising from non-cash, non-operation and derivative items, of 2010 and 2011 shall be $11,500,000 and $15,500,000 respectively. As of December 31, 2010, the Company achieved the earnings per share target of 2010 and the 2,000,000 shares Make Good Shares were released to controlling shareholders. The remaining 2,000,000 Make Good Shares will be released to controlling shareholders when the Company achieves earnings target of 2011.

Since the release or cancellation of Make Good Share is not contingent on continued employment of any management shareholders included in the Escrow Arrangement, in accordance with ASC 718-10-S99-2, the Company considered that the presumption of compensation in this Escrow Arrangement should be overcome and that no compensation charge should be recognized. The Escrow Arrangement should be recorded as an inducement to facilitate the private placement on behalf of the Company. Accordingly, the transaction shall be recorded as a reduction of proceeds from the private placement in an amount equal to the estimated fair value of the Make Good Share of $234,795 on March 31, 2011, the completion date of the private placement, with corresponding credit to additional paid-in capital. The fair value of the Make Good Share was estimated, at the completion date of private placement, by reference to the estimated placing price per share of the Company’s common stock in the private placement completed on March 31, 2011 and the probability of any shortfall in earning targets of 2010 and 2011 estimated by the management.

17.	Subsequent events

The Company evaluated all events or transactions that occurred after June 30, 2011 and through the date the condensed consolidated financial statements were issued and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the condensed consolidated financial statements.

3,667,988 Shares

KBS International Holdings Inc.

Common Stock

______________________

PROSPECTUS

______________________

____________, 2011

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to
be
paid
SEC Registration Fee	$1,089.78
Federal Taxes	(1)
Printing Fees and Expenses	(1)
Legal Fees and Expenses	(1)
Accounting Fees and Expenses	(1)
Blue Sky Fees and Expenses	(1)
Transfer Agent and Registrar Fees	(1)
Miscellaneous	(1)
Total	$(1)

(1) To be added by amendment.

Item 14. Indemnification of Directors and Officers

KBS International Holdings Inc. is a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, except an action by or on behalf of the corporation, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. Section 78.751 of NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company if so provided in the corporations articles of incorporation, bylaws, or other agreement. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our articles of incorporation and bylaws provide that no director or officer of the Company will be personally liable to the Company or any of its stockholders for damages for any act or omission as a director or officer; except the foregoing provision shall not eliminate or limit the liability of a director or officer any breach of such person’s fiduciary duty that involves intentional misconduct, fraud, or knowing violation of law.

Our articles of incorporation and bylaws also provide that we shall indemnify our directors and officers from any threatened, pending, or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent permitted by the NRS as presently enacted or as amended in the future. In addition, our articles of incorporation and bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

  The Company shall pay expenses, including attorneys’ fees, actually and reasonably incurred by a director or officer in defending any action, suit, or proceeding advance of a final disposition, provided that as required by the NRS, such director or officer provides the Company an undertaking to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to indemnification.

  The Company may purchase and maintain insurance on behalf of any person who holds or who has held any position as a director, officer, employee, or agent of the Company or in any other entity or enterprise at the request of the Company against any and all liability incurred by such person in any such position or arising out of his status as such.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On December 20, 2010, we authorized for issuance an aggregate of 950,000 shares of our common stock to four initial shareholders, Bay Peak, LLC, Kema Management (USA), Inc., Christopher E. Jensen, and Jensen Children Irrevocable Trust, dated May 25, 2010, at par value, or $0.0001 per share, for gross proceeds of $95.00. 200,000 of the shares were issued immediately and 750,000 of the shares were issued on March 9, 2011 due to administrative delays. The foregoing issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

On March 9, 2011, we completed a round of private equity investment and issued an aggregate of 49,665 shares of our common stock to 212 retail and institutional investors at a price per share of $2.00, for an aggregate purchase price of $99,330. The investors received a private placement memorandum and private placement memorandum supplement and no other information or materials. To the extent that the foregoing represented a means of solicitation, no other means of solicitation were used in connection with this issuance. Each investor executed a subscription agreement which represented, among other things, that such investor was an accredited investor and that such investor acquired the shares for its own account and did not intend to distribute such investor’s shares. The foregoing issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

On March 11, 2011, we issued 15,936,820 shares of our common stock to the two shareholders of Hongri BVI, Mr. Sun Keung Chan and Ms. So Wa Cheung. The total consideration for the 15,936,820 shares of our common stock was 20,000 shares of Hongri BVI, which is all the issued and outstanding capital stock of Hongri BVI. We did not receive any cash consideration in connection with the share exchange. The number of our shares issued was determined based on an arms-length negotiation. To the extent that the foregoing represented a means of solicitation, no other means of solicitation were used in connection with this issuance. Each of the shareholders of Hongri BVI signed a share exchange agreement which represented, among other things, to the effect that such shareholders were sophisticated investors and that they had had access to sufficient information to make their investment. The issuance of these shares was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

On March 31, 2011, we completed a private placement in which we issued and sold to five investors an aggregate of 2,457,016 shares of our common stock, for an aggregate purchase price of $6,304,977, or $2.57 per share. The investors were China – Ground Floor Holdings, L.P., China – Ground Floor Holdings VI, L.P., China Canadian Opportunity, L.P., China Canadian Opportunity VI, L.P., and PV KBS Holdings, L.P. As a result of this private placement, we raised approximately $5.68 million in gross proceeds, which resulted in net proceeds of approximately $5,050,667 million after the deduction of offering expenses in the amount of approximately $0.63 million. Each of the investors executed a common stock purchase agreement representing, among other things, that such investor was an accredited investor. Each of the investors was provided with a disclosure statement containing information about the Company and entered into private negotiations with the Company regarding the sale. To the extent that the foregoing represented a means of solicitation, no other means of solicitation were used in connection with this issuance. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

Also on March 31, 2011, in connection with our completed share exchange and financing transactions, and pursuant to Section 10.15 of the Share Exchange Agreement and Section 4(b) of the December 2010 Financial Advisory Agreement, we issued 599,799 shares of our common stock to Bay Peak, LLC as consideration for its financial advisory services. The Company did not use any means of solicitation in connection with this issuance. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In the instance described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. In addition to the specific facts noted above, management also considered that the stockholders who received the securities in such instance made representations to the effect that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instance where we relied on Regulation D are Accredited Investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In addition to the facts specifically noted above, in instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits

The information required by this item is set forth on the exhibit index that follows the signature page of this Registration Statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S–8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S–3 (§239.13 of this chapter) or Form F–3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§239.11 of this chapter) or Form S–3 (§239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20–F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F–3 (§239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or §210.3 –19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F–3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shishi, China, on the 8th day of November, 2011.

KBS INTERNATIONAL HOLDINGS INC.

By: /s/ Keyan Yan
Keyan Yan
Chief Executive Officer

SIGNATURE	TITLE	DATE

/s/ Keyan Yan	Chairman and Chief Executive Officer	November 8, 2011
Keyan Yan	(Principal Executive Officer)

/s/ Stanley Wong	Director, Chief Financial Officer (Principal	November 8, 2011
Stanley Wong	Financial and Accounting Officer)

*	Director	November 8, 2011
Bizhen Chen

*	Director	November 8, 2011
Cory Roberts

* By: /s/ Stanley Wong
Stanley Wong
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement, dated March 11, 2011, among the Company and its principal stockholders and Hongri International Holdings, Ltd. and its stockholders [incorporated by reference to exhibit 2.1 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
3.1	Articles of Incorporation of the Company , as amended to date
3.2	Amended and Restated Bylaws of the Company
5	Opinion of Lewis and Roca LLP as to the legality of the shares
10.1	Investor Make Good Side Letter Agreement, dated March 11, 2011, among the Company, Chan Sun Keung, Cheung So Wa, David Steele, and the investors signatory thereto [incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.2	Form of Amendment to the Investor Make Good Side Letter Agreement For the Final Closing of the Share Exchange Agreement, dated April 2011, among the Company and the investors signatory thereto [incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.3	Form of Additional Warrant Side Letter Agreement, dated March 11, 2011
10.4	Form of Common Stock Purchase Agreement, dated March 11, 2011
10.5	Escrow Agreement, dated March 11, 2011, among the Company, David Steele, Deutsche Bank National Trust Company
10.6	Construction Contract (English translation), between Hongri (Fujian) Sporting Goods Co., Ltd. and Anqing City Zhong Fang Architectural Installment Engineering Company, dated November 20, 2010 [incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.7	Employment Contract (English translation), between Hongri International Holdings, Ltd. and Stanley Wong, dated October 28, 2009 [incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.8	Land Use Right Transfer Contract (English translation), between Taihu Weiqi Sporting Clothes Co., Ltd. and Hongri (Fujian) Sporting Goods Co., Ltd., dated September 2, 2010 [incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.9	Trademark Licensing Contract (Kabiniao) (English translation), between France Cock (China) Limited, Co. and Hongri (Fujian) Sporting Goods Co., Ltd., dated December 1, 2005 [incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.10	Trademark Licensing Contract (KBS) (English translation), between France Cock (China) Limited, Co. and Hongri (Fujian) Sporting Goods Co., Ltd., dated December 1, 2005 [incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.11	Share Purchase Agreement (English translation), among Bizhen Chen, Keyan Yan and Vast Billion Investment Limited, dated December 28, 2010 [incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.12	Agreement for the Sale and Purchase of All the Issued Shares in Vast Billion Investment Limited, between Chan Sun Keung and Hongri International Holdings Limited, dated February 14, 2011 [incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
10.13	Technology Development Service Contract (English translation), between Hongri (Fujian) Sporting Goods. Co., Ltd. and Roller Rome Limited, dated December 28, 2006, and Supplementary Agreements to Technology Development Service Contract (English translations), between Hongri (Fujian) Sporting Goods. Co., Ltd. and Roller Rome Limited, dated December 28, 2006, December 30, 2007, December 30, 2008, December 28, 2009, and December 29, 2010
10.14	Supplementary Agreement to Technology Development Service Contract (English translation), between Hongri (Fujian) Sporting Goods Co., Ltd. and Roller Rome Limited, dated January 2, 2011
10.15	Letter on Postponement of Collecting Technology Development Service Fee (English translation), signed by Roller Rome Limited, dated February 28, 2011
10.16	Letter on Postponement of Collecting Trademark License Fee (English translation), signed by France Cock (China) Limited, dated February 28, 2011
10.17	Agreement (English translation), among Bizhen Chen, Keyan Yan and Roller Rome Limited, dated December 18, 2006
10.18	Termination Agreement (English translation), among Bizhen Chen, Keyan Yan and Roller Rome Limited, dated January 31, 2011

Exhibit No.	Description
10.19	Agreement (English translation), among Suhua Zhang, Xinjiang Chen and Keyan Yan, dated November 16, 2009
10.20	Amended and Restated Option Agreement, among Chan Sun Keung, Cheung So Wa and Yan Keyan, dated March 9, 2011
10.21	Apparel Processing Agreement (English translation), between Hongri (Fujian) Sporting Goods Co., Ltd. and Anhui Kaixin Apparels Co., Ltd., dated March 16, 2011
10.22	Template Franchising Distribution Agreement (English translation), between Hongri (Fujian) Sporting Goods Co., Ltd. and distributor
10.23	Trademark Transfer Agreement (English translation), between Hongri (Fujian) Sporting Goods Co., Ltd and France Cock (China) Co., Ltd, dated October 4, 2009
10.24	Property Use Contract (English translation), between Hongri (Fujian) Sporting Goods Co., Ltd and Shishi Lingxiu Hongri Knitting Clothes Factory, dated February 1, 2010
10.25	Indemnification Agreement between the Company and Cory Roberts, dated as of December 20, 2010
10.26	Indemnification Agreement between the Company and David Steele, dated as of December 20, 2010
10.27	Indemnification Agreement between the Company and Chris E. Jensen, dated as of December 20, 2010
10.28	Consulting Agreement between the Company and Bay Peak, LLC, dated as of December 20, 2010
10.29	Financial Advisory Agreement between the Company and Bay Peak, LLC, dated as of December 10, 2010
10.30	Lease Agreement between Anhui Fei Ren Apparel Co., Ltd and Anhui Kai Xin Apparel Co., Ltd, dated as of January 4, 2011
10.31	Property Lease Agreement between Peizhi Cai and Keyan Yan, executed January 17, 2009
10.32	Amendment No.1 to the Make Good Agreement, dated as of October 13, 2011, by and among the Company and the other signatories thereto
10.33	Form of Employment Contract
10.34	Financial Advisory Agreement between the Company and Bay Peak, LLC, dated as of October 31, 2011
10.35	Termination and Release Agreement between the Company and Bay Peak, LLC, dated as of November 3, 2011
21	Subsidiaries of the Company [incorporated by reference to Exhibit 21 to the Company’s Registration Statement on Form S-1 filed on August 12, 2011]
23.1	Consent of PKF
23.2	Consent of Lewis and Roca LLP, included in Exhibit 5
23.3	Consent of Grandall Law Firm (Beijing)
24	Power of Attorney (included in the signature page of the Registration Statement (File No. 333-176299) filed on August 12, 2011)